UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Colonial Financial Services, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
19566B101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 2010 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 19566B101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,667

	8.	Shared Voting Power

	9.	Sole Dispositive Power 39,667

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,667

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.95%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 19566B101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,806

	8.	Shared Voting Power

	9.	Sole Dispositive Power 37,806

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,806

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.90%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 19566B101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367

	8.	Shared Voting Power

	9.	Sole Dispositive Power 36,367

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,367

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.87%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 19566B101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,967

	8.	Shared Voting Power

	9.	Sole Dispositive Power 22,967

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,967

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.55%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 19566B101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,666

	8.	Shared Voting Power

	9.	Sole Dispositive Power 23,666

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,666

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.56%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 19566B101

1.	CBPS, LLC 27-0949811

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,366

	8.	Shared Voting Power

	9.	Sole Dispositive Power 25,366

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,366

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.60%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 19566B101

1.	2514 Multi-Strategy Fund, LP 51-0511786

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,900

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,900

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,900

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.45%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 19566B101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 233,239

	8.	Shared Voting Power

	9.	Sole Dispositive Power 233,239

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,239

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.57%

14.	Type of Reporting Person IN

1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Colonial Financial Services, Inc., a  Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at 2745 South Delsea Drive, Vineland, NJ  08360.

 2. Identity and Background

(a-c) This statement is being filed by Seidman and Associates LLC ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership, LP ("SIP"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership II, LP ("SIPII"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder, director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Broad Park Investors, LLC., ("Broad Park"), a Delaware limited liability company formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Pursuant to the Broad Park Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by LSBK06-08, LLC, ("LSBK"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 10 Hill Hollow Road, Watchung, NJ  07069. Pursuant to the Operating Agreement of LSBK dated December 31, 2006, Lawrence Seidman is the Investment Managing Member of LSBK and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by CBPS, LLC, ("CBPS"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at Ninth Floor Corporation, c/o The Clark Estates, One Rockefeller Plaza, New York, NY  10020. Pursuant to the Letter Agreement by and between CBPS and Lawrence Seidman, Mr. Seidman has Power of Attorney and sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by 2514 Multi Strategy Fund, LP, ("2514 MSF"), a Florida limited partnership, organized to invest in securities, whose principal and executive offices are located at 15310 Amberly Drive, Suite 220, Tampa, FL  33647. Pursuant to the Letter Agreement by and between 2514 MSF and Lawrence Seidman, Mr. Seidman has Power of Attorney and sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Lawrence Seidman ("Seidman"), whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 and 19 Veteri Place, Wayne, NJ 07470.  Mr. Seidman has sole investment discretion and voting authority for SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF and other clients ("Seidman Clients").  Mr. Seidman has no beneficial interest, no voting authority and no investment discretion for his individual clients not listed herein, but has included their shares in an abundance of caution.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS, and 2514 MSF, is set forth in Exhibit A attached hereto. Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF and Seidman Clients, shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d-e) During the last five years, none of SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Seidman nor Seidman Clients, to the best of their knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.

3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the stock covered by this statement is $2,394,156.00.  As of December 14, 2010 there was no margin loan balance outstanding for any Reporting Person.

4. Purpose of Transaction

The securities covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer. In addition, the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Mr. Seidman is a representative of the Reporting Persons and will attempt to meet with the Board of Directors of the Issuer and the Issuer's management to review ways to maximize shareholder value.  Mr. Seidman has spoken with the President of the Issuer and has requested a meeting with the entire Board or a committee of the Board to discuss share repurchases after the one year regulatory prohibition ends and the Company's philosophy on dividends.  After his meeting with the Issuer's representatives, Mr. Seidman will evaluate the position taken by the Issuer to determine his next course of action.  Mr. Seidman is hopeful that the Board is receptive to an open discussion of all the available options.

Certain of the Reporting Persons were involved in a proxy contest seeking the election of directors to the Board of Directors of IBSF. These Reporting Persons conducted two proxy contests and during litigation with respect to the results of the second proxy contest, the management of IBSF agreed to sell the institution in a stock for stock transaction to Hubco Inc.

In addition, certain of the Reporting Persons were involved in two proxy contests involving Wayne Bancorp, Inc. The first proxy contest involved the approval of certain stock plans and option plans for the directors and senior management of Wayne. This proxy contest was resolved prior to a shareholder vote because the respective Reporting Persons agreed to vote for the stock plans and option plans and the Board of Directors of Wayne Bancorp, Inc. agreed to place a representative of the Reporting Persons on the Board. The second proxy contest involved election of directors. During this proxy contest the management of Wayne Bancorp, Inc. announced that Wayne, Bancorp, Inc. would be sold and therefore the Reporting Persons' representative withdrew from seeking election to the Board of Wayne Bancorp, Inc.

In addition, certain of the Reporting Persons have filed a Schedule 13D in connection with the common stock of 1st Bergen Bancorp, Inc. which company has been acquired by Kearney Federal Savings Bank.

In addition, certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Eagle BancGroup, Inc.("EGLB") and informally notified the Company that they intended to solicit proxies for two director nominees in opposition to the two management director nominees at the 1999 annual meeting. On June 30, 1999, EGLB announced the sale of the Company to Busey Corporation.

In addition, certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Yonkers Financial Corp. ("YFCB") seeking representation on the Board of Directors of YFCB. In January 2000 certain of the Reporting Persons were involved in a proxy contest seeking to elect two directors to the YFCB Board in opposition to the three management directors. These Reporting Persons were not successful in connection with the proxy contest and the slate proposed by the YFCB management was re-elected. On November 14, 2001, Atlantic Bank of New York, a unit of National Bank of Greece S.A. agreed to acquire all the issued and outstanding YFCB shares for $29 per share.

In addition, certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of CNY Financial Corporation ("CNYF") requesting (i) Board representation and (ii) that CNYF maximize shareholder value. On February 25, 1999, Seidman and certain of the Reporting Persons entered into an Agreement with CNYF, wherein CNYF agreed to increase the size of its Board of Directors by one and add Seidman as a Director. Seidman and the Members of the Committee involved agreed to certain restrictions. The material restrictions in this Agreement established the following undertakings: (i) to not acquire more than 9.9% of the outstanding CNYF stock before its year 2,000 Annual Meeting; (ii) to vote for the CNY stock option and restricted stock plan and amendments thereto; (iii) to not solicit proxies or submit proposals prior to the year 2000 Annual Meeting; (iv) to vote all shares in favor of Seidman and the two (2) Board Nominees at the 1999 Annual Meeting; and (v) not to do anything indirectly that it could not do directly. Seidman voted his shares in support of CNYF stock based compensation plans and he became a director of CNYF. On December 29, 1999, CNYF agreed to be acquired by Niagara Bancorp, Inc. for $18.75 cash for each CNYF share. The transaction closed on July 7, 2000.

In addition, certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of South Jersey Financial Corporation, Inc. ("SJFC") seeking representation on the Board of Directors of SJFC. Certain of the Reporting Persons were involved in a proxy contest seeking to elect two directors to the SJFC Board in opposition to the three management directors. On August 12, 1999, an Agreement was reached between SJFC and certain of the Reporting Persons which permitted Seidman and a second proposed Nominee to become directors of SJFC and for Seidman to become a director of South Jersey Savings and Loan Association, the banking subsidiary of SJFC. In addition the Reporting Persons agreed to support the stock option and restricted option plan to be proposed by SJFC at a Special Meeting. On March 15, 2000, SJFC agreed to be acquired by Richmond County Financial Corp. for $20.00 cash for each SFJC share. The transaction closed on July 31, 2000.

In addition, certain of the Reporting Persons conducted a proxy contest to (i) revoke an amendment to the By-Laws of First Federal Savings and Loan of East Hartford ("FFES"), and (ii) to amend two present provisions of the By-Laws of FFES. The Reporting Persons were successful with respect to both issues. The changes to the By-Laws were approved by the Office of Thrift Supervision on August 11, 2000. In the latter part of 2000, Mr. Seidman requested that FFES convene a Special Meeting of Shareholders to modify the By-Laws so that the Board of Directors could be enlarged from ten to thirteen members. On November 27, 2000, Mr. Seidman and certain of the Reporting Persons entered into an Agreement with FFES, whereby Mr. Seidman withdrew his request for a Special Shareholders' Meeting and FFES agreed to enlarge its Board by one, and add Mr. Seidman to the Board. In addition, there were other procedural requirements of the Agreement which were complied with by FFES and Mr. Seidman. On February 8, 2001, FFES was sold to Connecticut Bancshares, Inc. for cash at $37.50 per share for each FFES share. The transaction closed on August 31, 2001.

In addition, certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Jade Financial Corporation ("IGAF"). On May 30, 2000, Mr. Seidman and certain of the Reporting Persons entered into a stock Option Agreement with PSB Bancorp, Inc. ("PSB") whereby PSB was given the right to purchase all of Mr. Seidman's controlled IGAF stock so long as PSB made an offer to buy all of the IGAF outstanding shares at the same price. On November 2, 2000, PSB announced the execution of the Definitive Agreement and Plan of Merger to acquire IGAF at $13.50 per share. On July 2, 2001 the merger by and between PSB and IGAF was completed. Prior thereto PSB consummated the purchase of Mr. Seidman's stock in accordance with the Option Agreement

In addition, certain of the Reporting Persons were involved in a proxy contest seeking election of two directors to the Board of Directors of Citizens First Financial Corp. ("CBK"). These Reporting Persons were not successful in connection with the proxy contest and the slate proposed by the CBK management was re-elected. However, Mr. Seidman was successful in having CBK conduct a “Dutch Auction” for 15% of its outstanding shares. Mr. Seidman had proposed this “Dutch Auction” and, in an Agreement with CBK, agreed to tender all the shares he controlled into the auction and to execute a Standstill Agreement. The “Dutch Auction” was oversubscribed and Mr. Seidman's shares were prorated in the same manner as the other CBK shareholders.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of Kankakee Bancorp, Inc. ("KNK") that the Board be increased by one and one Seidman representative be placed on the Board, and that KNK maximize shareholder value. The request was rejected by KNK. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest at the Annual Meeting of Stockholders on April 26, 2002, seeking to elect two directors in opposition to the two directors proposed by the management of KNK. The Reporting Persons were not successful and the slate proposed by management was elected.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of Vista Bancorp, Inc. ("VBNJ") that the Board be increased by one, a Seidman representative be placed on the Board, and that VBNJ maximize shareholder value. The request was rejected by VBNJ. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest at the Annual Meeting of Stockholders on April 26, 2001, seeking to elect three directors in opposition to the three directors proposed by the management of VBNJ. The reporting persons were not successful and the slate proposed by management was elected. On November 20, 2001, United National Bancorp (UNBJ) announced that it would acquire VBNJ for a fixed exchange ratio of 1.17 shares of UNBJ for each VBNJ share and $7.09 cash for a total consideration of $28.36 based upon the preceding days closing price for UNBJ. The transaction was completed on August 21, 2002.

On December 6, 2002, Michael A. Griffith was appointed to the KNK Board of Directors. His appointment was part of an agreement with an investor group led by Jeffrey L. Gendell, which owned approximately 9.8% of KNK's outstanding shares. On January 17, 2003, KNK announced, among other things the resignation of Larry Huffman, the President and Chief Executive Officer and the election of Mr. Griffith as the new KNK Chairman.

In addition, after Mr. Seidman in early March 2000 made a formal request to the Board of Directors of Ambanc Holding Co., Inc. ("AHCI") to be added to the Board. The size of the Board was increased and Mr. Seidman was added to the Board. Mr. Seidman agreed to and did support the re-election of AHCI's slate of directors at the Annual Meeting held on May 26, 2000. On September 4, 2001, AHCI agreed to be sold to Hudson River Bancorp for $21.50 per share for all of AHCI's outstanding shares.

On January 10, 2003, certain of the Reporting Persons filed a Schedule 13D with respect to Central Bancorp, Inc. ("CEBK"). The Reporting Persons were involved in litigation relating to their ownership of stock in CEBK. CEBK filed a complaint in the Federal District Court of Massachusetts against certain of the Reporting Persons and others alleging, among other things, that the defendants in that action formed a "group" for the purposes of Section 13[d] of the Exchange Act and violated that provision when they failed to file appropriate schedules with the Securities and Exchange Commission. On January 30, 2003, these entities filed a complaint with the Business Litigation Session of the Massachusetts Superior Court seeking to restrain the board of directors of CEBK from taking certain action arising out of the alleged "group" status of the defendants in the Federal Court action. The Superior Court of the Commonwealth of Massachusetts granted these entities and others preliminary injunctive relief on February 3, 2003. The Massachusetts Federal District Court entered an order setting a trial date in May, 2003 and extending the preliminary injunction granted by the Superior Court until a decision on the merits by the Federal Court. On May 14, 2003, the respective Reporting Persons filed a Schedule 13D disclosing the sale of all their CEBK stock. Thereafter, Superior Court Judge Allan van Gestal issued an opinion which held that because of the sale by the respective Reporting Persons of all their CEBK stock, the issues in the complaint were now moot. The Federal Complaint was dismissed shortly thereafter.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of GA Financial, Inc. ("GAF") that the Board be increased by one, that someone selected by Seidman be placed on the Board, and that GAF maximize shareholder value. The request was rejected by GAF. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest seeking election of one director to the Board of Directors of GAF. These Reporting Persons were not successful in connection with the proxy contest and the slate proposed by the GAF management was elected. On June 11, 2003, Mr. Seidman filed a complaint in the Court of Chancery of the State of Delaware In and For New Castle County against GAF and John M. Kish, GAF's Chief Executive Officer seeking to have the election of Mr. Kish to the GAF Board at the 2003 Annual Meeting deemed invalid and declaring that Mr. Seidman was properly elected to the GAF Board at the 2003 Annual Meeting. (See GAF Schedule 13D Amendment No. 3 filed on June 17, 2003 for full details of the Complaint.) Mr. Seidman was not successful in connection with this litigation. The Court refused to invalidate the election results. On December 12, 2003 the Bank was sold to First Commonwealth Financial Corporation for $35.00 in cash or an equivalent value in stock.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of United National Bancorp ("UNBJ") that the Board be increased by one, that someone selected by Seidman be placed on the Board, and that UNBJ maximize shareholder value. The request was rejected by UNBJ. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest at the Annual Meeting of Stockholders held on May 20, 2003, seeking to elect one director in opposition to the six directors proposed by the management of UNBJ. The reporting persons were not successful and the slate proposed by management was elected. On or about May 8, 2003, Mr. Seidman filed suit against UNBJ and all the UNBJ directors seeking to have the UNBJ directors who ran for re-election at the 2003 Annual Meeting and all the other UNBJ Directors deemed to be ineligible to seek re-election because as alleged their re-election to the Board would violate UNBJ's Director Qualification By-Law provision. The Defendents filed a Motion To Dismiss the Complaint for Failure to State a Cause of Action. An Order granting the Motion To Dismiss was entered on July 15, 2003. On August 21, 2003 PNC Financial Services Group, Inc. agreed to buy UNBJ for $33.89 per share in cash or PNC stock.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of First Federal Bancshares, Inc. ("FFBI"). On April 16, 2004, FFBI commenced a self-tender offer for the purchase of up to 560,000 shares. On May 28, 2004, FFBI announced that it purchased 559,993 shares at $33.50 per share. Since the number of shares tendered exceeded the number of shares that FFBI had offered to purchase, FFBI only purchased 66.41% of the tendered shares. The Reporting Persons tendered shares which reduced the amount of shares owned by the Reporting Persons to below 5% of FFBI's outstanding shares thereby terminating any future Schedule 13D filing requirements.

On October 24, 2002 certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Alliance Bancorp of New England, Inc. ("ANE"). On July 15, 2003 ANE agreed to merge with New Alliance Bancshares ("NAB") whereby ANE Common Stock would be converted into and become exchangeable for, at the election of the shareholder, $25.00 in NAB shares, or 2.5 shares of NAB Common Stock based on the expected $10.00 conversion offering price per share.

In or about May 2005, certain of the Reporting Persons ran a vote “No” Campaign against the SE Financial Corp. (SEFL) attempt to seek approval for its 2005 Stock Option Plan. On the date of the Annual Meeting, on which the Stock Option Plan was to be voted on by shareholders, SEFL withdrew the plan from shareholder consideration. The Seidman Entities never owned more than 4.9% of SEFL therefore, no Schedule 13D was filed.

On April 13, 2005, certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Interchange Financial Services Corporation (IFCJ). On June 28, 2005 Seidman sent Mr. Abbate, IFCJ’s President and Chief Executive Office a letter outlining his thoughts on maximizing shareholder value and detailing certain issues he thought management and the Board should address. On December 9, 2005, Mr. Seidman notified IFCJ that he was nominating two (2) directors to run against the candidates to be proposed by IFCJ at the next annual meeting. While litigation concerning issues related to the annual meeting was pending, IFCJ, on April 13, 2006, agreed to be purchased by T.D. Banknorth Inc. for $23 a share, in cash.

On November 16, 2004 certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Bridge Street Financial, Inc. (OCNB). Mr. Seidman requested a meeting with management to discuss how best to maximize shareholder value. On January 6, 2005, Mr. Seidman met with senior management, a director and OCNB’s investment advisor. Mr. Seidman had requested representation on the OCNB Board of Directors. At OCNB’s September 21, 2005 Annual Meeting, Mr. Seidman’s representative was added to the board. On April 24, 2006, Alliance Financial Corporation (ALNC) agreed to acquire OCNB for 25% cash and 75% in ALNC stock. OCNB shareholders will be able to elect to receive either $23.06 in cash or ALNC stock at a fixed exchange ratio of 0.7547 ALNC shares for each OCNB share, or a combination thereof.

On July 24, 2004, certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Yardville National Bancorp (YANB). After the filing of the Schedule 13D, Mr. Seidman had meetings with several Board members and senior management of YANB. On February 18, 2005 YANB retained Seidman as an independent paid consultant to help YANB explore planning, acquisition and growth opportunities. In November 2005, Mr. Seidman notified YANB, that in his opinion, YANB had breached the consulting agreement and that the consulting agreement was no longer valid. Mr. Seidman or an entity affiliated with him nominated three directors to run against the YANB candidates at the 2006 annual meeting. A litigation was commenced in the Superior Court of New Jersey which sought various forms of relief pertinent to the size and composition of the Board of Directors, as well as relief with respect to actions taken that are claimed to make Mr. Seidman ineligible for election to the Board of Directors. At the annual meeting on May 3, 2006, the Reporting Persons were not successful, and the slate proposed by management was elected.  On February 8, 2007, Honorable Judge McVeigh issued a final decision in the litigatoin prosecuted by SAL against YANB and its Directors.  Such decision found that the Directors had breached their fiduciary duty; and, as a result, certain attorneys' fees were assessed against the individual Directors.  In addition, YANB was ordered to reimburse Mr. Seidman for the cost of the 2006 Proxy Contest.  On March 20, 2007, Honorable Judge McVeigh issued an Opinion and Order in connection with a second litigation commenced by Mr. Seidman to require YANB to hold its annual meeting within 13 months of YANB's last annual meeting.  The Court ordered YANB to conduct its Annual Meeting on July 12, 2007.  Judge McVeigh found that Mr. Seidman's complaint established a derivative action, and the Company's scheduling of its Annual Meeting on August 16, 2007 violated New Jersey Statute N.J.S.A 14A:5-2.  On June 7, 2007, PNC Financial Services Group Inc. agreed to purchase YANB for $35 a share ($14 per share cash and .2923 shares of PNC stock for each YANB share.)  On June 6, 2007 Lawrence B. Seidman entered into a Non-Interference Agreement with The PNC Financial Services Group, Inc. and a Settlement Agreement and Mutual Release with Yardville National Bancorp and its directors.  On October 26, 2007 the PNC-YANB merger was completed.

On June 27, 2006 certain reporting persons filed a Schedule 13D in connection with the Common Stock of Center Bancorp, Inc. (CNBC).  After the filing of the Schedule 13D, Mr. Seidman met with Mr. John J. Davis, CNBC's President and Chief Executive Officer, to discuss, among other things, increasing the size of the board by one and adding Mr. Seidman to the board.  Mr. Seidman was also interviewd by CNBC's Nominating Committee.  CNBC and Seidman were not able to reach an agreement and Mr. Seidman conducted a proxy contest seeking to elect himself and two additional candidates for the four board seats available.  At the CNBC 2007 Annual Meeting, Mr. Seidman was successful and his candidates and he were elected to the CNBC board on May 15, 2007.  Mr. Seidman and his candidates are still Directors at CNBC.  On July 14, 2008 the Federal Reserve Board approved Seidman's application for the Seidman Entities to purchase up to 24.38% of CNBC.  The Seidman Entities owned approximately 21.69% of CNBC as of September 30, 2010.

In addition to the above, certain Reporting Persons filed a Schedule 13D in connection with the stock of American Bancorp of New Jersey (ABNJ), Beverly National Corporation (BNV), First Keystone Financial Inc. (FKFS), Massbank Corp. (MASB), Southern Connecticut Bancorp Inc. (SSE), TF Financial Corporation (THRD), and OBA Financial Services Inc. (OBAF).  ABNJ was sold to Investors Bancorp Inc. in June, 2009.  BNV merged with Danvers Bancorp, Inc. in February, 2010.  MASB was sold to Eastern Bank Corporation in September, 2008.  FKFS merged with Bryn Mawr Bancorp on November 3, 2009.  SSE had agreed to be sold to Naugatuck Valley Savings and Loan but the transaction was terminated on November 12, 2010.  All SSE shares owned by the respective Reporting Persons were sold after the merger was announced and before it was terminated.

In addition, Mr. Seidman is a member of the Board of Directors of Stonegate Bank (SGBK).  Mr. Seidman joined the SGBK board as of January 1, 2009.

On August 20, 2010, certain reporting persons filed a Schedule 13D in connection with the Common Stock of Abington Bancorp, Inc. (ABBC).  On November 22, 2010, SAL sent a letter to Abington Bancorp, Inc. (ABBC) requesting copies of shareholder lists in order for SAL to communicate with fellow ABBC shareholders about SAL’s present intention to nominate two (2) candidates for election to the ABBC Board of Directors in opposition to the candidates to be nominated by ABBC at the next annual meeting.

In addition, the Reporting Persons reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests.

Except as set forth above, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

5. Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on December 14, 2010, the Reporting Persons owned beneficially an aggregate of 233,239 shares of Common Stock, which constituted approximately 5.57% of the 4,188,468 shares of Common Stock outstanding on September 30, 2010 as disclosed in the Issuer's 10-Q dated November 12, 2010.

Seidman, individually, and in his capacity as the sole shareholder and officer of the corporate general partner of SIP, SIPII, and as the Manager of SAL, and as the person with investment and voting authority for LSBK, Broad Park, CBPS, and 2514 MSF, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 233,239 shares of Common Stock which constituted approximately 5.57% of the Issuer's outstanding Common Stock owned individually, by Seidman Clients, SAL, SIP, SIPII, LSBK, Broad Park, CBPS, and 2514 MSF.  However, Mr. Seidman disclaims any beneficial interest in the shares owned by his individual clients.

The schedule attached as Exhibit B describes transactions in the Common Stock effected by the Reporting Persons. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days. All shares were purchased on NASDAQ.

(d) (e) N/A

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein neither the Reporting Persons nor to the best of their knowledge, any of the persons named in Exhibit "A" attached hereto , has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

A. Seidman is the Managing Member of SAL and Brant Cali is the Managing Member of Seidcal Associates which owns a majority interest in SAL. Seidman is entitled to 5% of the profits earned by SAL (See Exhibit C for the Operating Agreement for Seidman and Associates, LLC, which is incorporated herein in its entirety.)

B. The General Partner of SIP is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer and majority shareholder). Veteri Place Corp. is entitled to 20% of the profits. (See Exhibit D for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership, LP, which is incorporated herein in its entirety.)

C. The General Partner of SIPII is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer and majority shareholder). Veteri Place Corp. is entitled to 20% of the profits. (See Exhibit E for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership II, LP, which is incorporated herein in its entirety.)

D. Seidman has an agreement with LSBK which gives him the complete discretion to vote and dispose of securities of the Issuer owned by LSBK.  Seidman is entitield to a percentage of the profits derived from these securities. (See Exhibit F for the LSBK Letter Agreement, which is incorporated herein in its entirety.)

E. Seidman has an agreement with Broad Park which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Broad Park. Seidman is entitled to a percentage of the profits derived from these securities. (See Exhibit G for the Broad Park Letter Agreement, which is incorporated herein in its entirety.)

F. Seidman has an agreement with CBPS which gives him the complete discretion to vote and dispose of securities of the Issuer owned by CBPS. Seidman is entitled to a percentage of the profits derived from these securities. (See Exhibit H for the CBPS Letter Agreement, which is incorporated herein in its entirety.)

G. Seidman has an agreement with 2514 MSF which gives him the complete discretion to vote and dispose of securities of the Issuer owned by 2514 MSF. Seidman is entitled to a percentage of the profits derived from these securities. (See Exhibit I for the 2514 MSF Letter Agreement, which is incorporated herein in its entirety.)

7. Material to be filed as Exhibits

Exhibit A   Executive Officers and Director of Reporting Persons

Exhibit B   Stock Purchase Transactions

Exhibit C   Operating Agreement for Seidman and Associates, LLC with First Amendment and Letter Agreement, Second, Third, Fourth, Fifth and Sixth Amendments

Exhibit D   Second Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership, LP

Exhibit E   Second Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership II, LP

Exhibit F    Operating Agreement for LSBK06-08, LLC

Exhibit G   Letter Agreement with Broad Park Investors, LLC First Amendment and Letter Agreement dated August 31, 2005, Amendment to Letter Agreement dated April 19, 2006

Exhibit H   Letter Agreement with CBPS, LLC

Exhibit I             Letter Agreement with 2514 Multi-Strategy Fund, LP

Exhibit J     Joint Filing Agreement

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2010
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Manager, Seidman and Associates, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, LSBK06-08, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Broad Park Investors, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investments Manager, CBPS, LLC

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investments Manager, 2514 Multi-Strategy Fund, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

Exhibit A

LAWRENCE B. SEIDMAN, INDIVIDUALLY
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054

Principal occupation: Attorney, Consultant and Bank Board Member.
Investment employment principally conducted through Seidman and Associates, LLC (Manager), Seidman Investment Partnership, LP and Seidman Investment Partnership II, LP (President of Corporate General Partner), LSBK06-08, LLC (Investment Manager), Broad Park Investors, LLC (Investment Manager), CBPS, LLC (Investment Manager), 2514 Multi-Strategy Fund, LP (Investment Manager), and Chewy Gooey Cookies, LP (Investment Manager) and Lawrence B. Seidman, Esq.  Board Member of Union Center National Bank in New Jersey and Stonegate Bank in Florida.

BRANT CALI
11 Commerce Drive
Cranford, New Jersey 07016

Principal Occupation: Private Real Estate Investor and Businessman
Member of Seidcal Associates, LLC
Seidcal Associates, LLC is a Member of SAL

CHRISTOPHER CALI
11 Commerce Drive
Cranford, New Jersey 07016

Principal Occupation: Part-Time Musician
Member of Seidcal Associates, LLC
Seidcal Associates, LLC is a Member of SAL

JOHN R. CALI
11 Commerce Drive
Cranford, New Jersey 07016

Principal Occupation:Private Real Estate Investor and Businessman
Member of Seidcal Associates, LLC
Seidcal Associates, LLC is a Member of SAL

JONNA CALI
11 Commerce Drive
Cranford, New Jersey 07016

Principal Occupation: Unemployed
Member of Seidcal Associates, LLC
Seidcal Associates, LLC is a Member of SAL

Exhibit A

ROSE CALI
11 Commerce Drive
Cranford, New Jersey 07016

Principal Occupation: Unemployed
Member of Seidcal Associates, LLC
Seidcal Associates, LLC is a Member of SAL

KENNETH SILVERMAN
10 Hill Hollow Road
Watchung, NJ  07069

Principal Occupation: Businessman and Private Investor
Manager of LSBK06-08, LLC

MICHAEL MANDELBAUM
80 Main Street, Suite 510
West Orange, New Jersey 07052

Principal Occupation: Businessman and Private Investor
Manager of Broad Park Investors, LLC

STEPHEN DUFF
Ninth Floor Corporation
c/o The Clark Estates
One Rockefeller Plaza
New York, New York 10020

Principal Occupation: Businessman and Private Investor
Manager of CBPS, LLC

D. SCOTT LUTRELL
15310 Amberly Drive, Suite 220
Tampa, Florida  33647

Principal Occupation: Businessman and Private Investor
Manager of 2514 Multi-Strategy Fund, LP

Exhibit B
Entity	Date Purch	Cost per Share	Cost	Shares
SAL	7/8/2010	10.0000	116,670.00	11,667
SAL	11/4/2010	10.0540	50,270.00	5,000
SAL	11/9/2010	10.0580	25,145.00	2,500
SAL	11/15/2010	10.5791	68,764.15	6,500
SAL	11/22/2010	10.5933	63,560.00	6,000
SAL	12/6/2010	10.5611	19,010.00	1,800
SAL	12/10/2010	10.5633	15,845.00	1,500
SAL	12/14/2010	10.7511	50,530.01	4,700
Total			409,794.16	39,667

SIP	2/19/2010	8.0618	7,570.00	939
SIP	7/8/2010	10.0000	116,670.00	11,667
SIP	11/11/2010	10.3000	39,140.00	3,800
SIP	11/15/2010	10.5831	52,915.50	5,000
SIP	11/16/2010	10.5571	29,560.00	2,800
SIP	11/17/2010	10.5682	11,625.00	1,100
SIP	11/22/2010	10.5933	63,560.00	6,000
SIP	12/7/2010	10.5580	26,395.00	2,500
SIP	12/14/2010	10.7513	43,005.15	4,000
Total			390,440.65	37,806

SIPII	7/8/2010	10.0000	116,670.00	11,667
SIPII	10/27/2010	9.7557	34,145.00	3,500
SIPII	11/11/2010	10.3000	38,110.00	3,700
SIPII	11/15/2010	10.5831	52,915.50	5,000
SIPII	11/18/2010	10.5580	26,395.00	2,500
SIPII	11/22/2010	10.5933	63,560.00	6,000
SIPII	12/14/2010	10.7513	43,005.15	4,000
Total			374,800.65	36,367

LSBK	7/8/2010	10.0000	116,670.00	11,667
LSBK	11/22/2010	10.5967	31,790.00	3,000
LSBK	11/24/2010	10.5611	19,010.00	1,800
LSBK	12/10/2010	10.5580	26,395.00	2,500
LSBK	12/14/2010	10.7513	43,005.15	4,000
Total			236,870.15	22,967

Exhibit B

Entity	Date Purch	Cost per Share	Cost	Shares
Broad Park	7/8/2010	10.0017	116,680.00	11,666
Broad Park	11/19/2010	10.5580	26,395.00	2,500
Broad Park	11/22/2010	10.5967	31,790.00	3,000
Broad Park	12/7/2010	10.5580	26,395.00	2,500
Broad Park	12/14/2010	10.7513	43,005.15	4,000
Total			244,265.15	23,666

CBPS	7/8/2010	10.0000	116,660.00	11,666
CBPS	11/19/2010	10.5500	26,375.00	2,500
CBPS	11/22/2010	10.5900	31,770.00	3,000
CBPS	12/14/2010	10.8415	88,900.30	8,200
Total			263,705.30	25,366

2514 MSF	10/20/2010	9.8600	19,720.00	2,000
2514 MSF	10/21/2010	9.8544	44,345.00	4,500
2514 MSF	10/21/2010	9.8567	29,570.00	3,000
2514 MSF	10/22/2010	9.8000	13,719.98	1,400
2514 MSF	10/26/2010	9.7790	48,895.00	5,000
2514 MSF	11/22/2010	10.5967	31,790.00	3,000
Total			188,039.98	18,900

Seidman	7/8/2010	10.0000	270,000.00	27,000
Total			270,000.00	27,000

Seidman Clients	10/14/2010	10.8266	16,239.96	1,500
Total			16,239.96	1,500

Grand Total			2,394,156.00	233,239

Exhibit C

OPERATING AGREEMENT

FOR

SEIDMAN AND ASSOCIATES, LLC.

Dated: November 9, 1994

Exhibit C

INDEX

Page No.
Article 1 - Definitions       1
Article 2 - Formation      5
Article 3 - Principal Office   5
Article 4 - Term and Duration   6
Article 5 - Purpose    7
Article 6 - Capital Contributions by the Member  7
Article 7 - Additional Capital Contributions  9
Article 8 - Cash Contributions   10
Article 9 - Tax Allocations   11
Article 10 - Rights, Powers and Representation of the Members    15
Article 11 - Managing Member   17
Article 12 - Books, Records and Reports  19
Article13 - Bank Accounts   20
Article 14 - Rights and Duties of Members  20
Article 15 - Tax Matters   21
Article 16 - Bankruptcy   21
Article 17 - Assignability or Transfer of Int   22
Article 18 - Admission of Substituted Members; Death or Incapacity; Further Conditions   24
Article 19 - Liquidation   25
Article 20 - Gender    26
Article 21 - Further Assurances   26
Article 22 - Covenant Against Partition   26
Article 23 - Notices    26
Article 24 - Applicable Law   27
Article 25 - Captions    27
Article 26 - Counterparts   27
Article 27 - Binding Effect   27
Article 28 - Partial Invalidity   27
Article 29 - Integration    28

Exhibit A - Property Description
Exhibit B - Contract of Sale
Schedule A - Members' Percentage Interests
Schedule B - Example of the Operation of Section 8.3

Exhibit C

OPERATING AGREEMENT

FOR

SEIDMAN AND ASSOCIATES, LLC.

AGREEMENT made November 9, 1994 by and between LAWRENCE SEIDMAN ("Lawrence Seidman"), having an address at 19 Veteri Place, Wayne, New Jersey 07470; SONIA SEIDMAN ("Sonia Seidman"), having an address at 19 Veteri Place, Wayne, New Jersey 07470; SEIDCAL Associates ("Seidcal"), a New Jersey general partnership having an address c/o Cali Realty Corporation, 11 Commerce Drive, Cranford, New Jersey 07016; PAUL SCHIMDT ("Schimdt"), having an address at 159 Clinton Place, Hackensack, New Jersey 07601; and RICHARD GREENBERG ("Greenberg"), having an address at 1235A Route 23 South, Wayne, New Jersey 07474 (hereinafter Lawrence Seidman, Sonia Seidman, Seidcal, Schimdt and Greenberg may sometimes be referred to individually as a "Member" and collectively as the "Members").

WITNESSETH:

WHEREAS, the Members desire to form a limited liability company (the "Company") pursuant to the New Jersey Limited Liability Company Act (the"Act") and adopt this Operating Agreement in connection therewith; and

WHEREAS, the purpose of the Company shall be to purchase stock in private and public companies and manage and invest the funds of others for these purposes and for any and all other purposes permitted pursuant to the Act; and

WHEREAS, the Members wish to set forth the terms and conditions as to the manner in which the Company shall be operated and to set forth the rights, obligations and duties of the Members to each other and to the Company; and

WHEREAS, by executing this Operating Agreement, each Member represents that he has sufficient right and authority to execute this Operating Agreement and not acting on behalf of any undisclosed or partially disclosed principal.

NOW, THEREFORE, in consideration of ten ($10) dollars and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows effective as of the date first written above.

ARTICLE 1
DEFINITIONS

1.1 For purposes of this Agreement, the following terms shall have the definitions set forth below:

"Additional Contribution": Each Member's pro-rata portion of a Required Amount, determined by multiplying the Required Amount by each Member's Interest.

Exhibit C

"Additional Member": Any person or entity who acquires an additional interest in the Company.

"Adjusted Capital Account": As defined in Section 9.4(h).

"Capital Account" or "Capital Accounts": As defined in Section 6.4.

"Capital Contributions": The respective capital contributions, including any Additional Contribution,of each of Member to the Company.

"Capital Transaction" or "Capital Transactions": Sale, transfer, assignment or exchange of stock purchases or other investment made by the Company or other similar transactions which, in accordance with generally accepted principles, are treated as a capital transaction.

"Certificate of Formation": The Certificate of Formation of the Company filed with the Secretary of State of the State of New Jersey, pursuant to the Act to form the Company, as originally executed and as amended, modified, supplemented or restated from time to time, as the context requires.

"Code": The Internal Revenue Code of 1986, as amended, and any reference to a particular section of the Code shall be deemed to include any successor section to such section.

"Company": Seidman and Associates, LLC.

"Contributing Member": A Member which has made its Additional Contribution.

"Default Loan": A loan to the Company of an amount equal to the Additional Contribution not made by a Defaulting Member.

"Defaulting Member": A Member which fails to make his Additional Contribution as required herein.

"Default Rate": A floating rate equal to the lesser of (a) ten (10%) percent per annum in excess of the rate of interest announced from time to time in The Wall Street Journal as the "prime rate" or "base rate" charged by institutional commercial lenders, from time to time or (b) the maximum rate of interest then permitted according to the laws of the State of New Jersey or according to Federal law, to the extent applicable.

"Gain from a Capital Transaction": The gain recognized by the Company attributable to a Capital Transaction, determined in accordance with the method of accounting used by the Company for federal income tax purposes. In the event there is a revaluation of Company property and the Capital Accounts are adjusted pursuant to Section 6.4(c), Gain from a Capital Transaction shall be computed by reference to the "book items" and not the corresponding "tax items".

"Income": Net Proceeds and all other income or amounts, however characterized, received by the Company.

"Interest": The respective percentage interest of each Member as set forth on Schedule A.

Exhibit C

"Loss from a Capital Transaction": The loss recognized by the Company attributable to a Capital Transaction, determined in accordance with the method of accounting used by the Company for federal income tax purposes. In the event there is a revaluation of the Company property and the Capital Accounts are adjusted pursuant to Section 6.4(c), Loss from a Capital Transaction shall be computed by reference to the "book items" and not the corresponding "tax items".

"Managing Member": Lawrence Seidman, or such successor appointed by a majority in interest of the remaining Members.

"Member": Each of the parties who has executed this Operating Agreement and any party who may hereafter become an Additional Member or a Substitute Member pursuant to this Operating Agreement.

"Member Nonrecourse Debt": Any nonrecourse debt of the Company for which a Member bears the economic risk of loss, determined in accordance with Treasury Regulation Section 1.704-2(b) (4).

"Member Nonrecourse Debt Deductions": With regard to any Member Nonrecourse Debt, the amount of the net increase during any taxable year to the Company in the amount of Minimum Gain Attributable to Member Nonrecourse Debt, over the aggregate amount of any distributions during such year to the Member who bears the economic risk of loss for such debt of proceeds of such debt that are allocable to an increase in the Minimum Gain Attributable to such Member Nonrecourse Debt. Such amounts shall be determined in accordance with Treasury Regulation Section 1.704-2(i) (2).

"Minimum Gain": The amount of gain which would be recognized to the Company for federal income tax purposes if all Company property secured by Nonrecourse Liability were transferred to the creditor of such debt in satisfaction thereof (and for no other consideration) in a taxable transaction.

The amount of such gain shall be determined and calculated in accordance with Treasury Regulation Section 1.704--2(g) (i).  "Minimum Gain Attributable to Member Nonrecourse Debt": The amount of gain which would be recognized by the Company for federal income tax purposes if all Company property secured by Member Nonrecourse Debt were transferred to the creditor of such debt in satisfaction thereof (and for no other consideration) in a taxable transaction. The amount of such gain shall be determined and calculated in accordance with Treasury Regulation Section 1.704-2(f) (i) (4).

"Net Proceeds": The net proceeds available to the Company from a Capital Transaction after deducting (i) all costs and expenses incurred in connection therewith, (ii) any liens or other indebtedness which is satisfied or refinanced as a result of such Capital Transaction, and (iii) reasonable reserves established by the Company from time to time for working capital and other purposes.

"Net Profit" and "Net Loss": The net income (including income exempt from tax) and net loss (including expenditures that can neither be capitalized nor deducted), respectively, of the Company, determined in accordance with the method of accounting used by the Company for federal income tax purposes, but computed without regard for Gain from Capital Transactions, Loss from Capital Transactions and items of income or loss, if any, that are specifically

Exhibit C

allocated to Members. In the event there is a revaluation of Company property and the Capital Accounts are adjusted pursuant to Section 6.4(c), Net Profits and Net Losses shall be computed by reference to the "book items" and not corresponding "tax items".

"Nonrecourse Liability": Any Company debt for which no Member has any economic risk of loss, determined in accordance with Treasury Regulation Section 1.704-2(b) (3).

"Operating Agreement": This Operating Agreement as originally executed and as amended, modified, supplemented or restated from time to time.

"Required Amount": The amount of cash required by the Company as determined by a majority in interest of the Members.

"Substitute Member": Any transferee of a Member's Interests who is admitted as a Member in the Company pursuant to Article 17 or 18.

"Unrecovered Additional Contributions": The aggregate amount of Additional Contribution made by a Member pursuant to Section 7.1 hereof less prior distributions to such Member of Income which is distributed to repay outstanding Additional Contributions and any interest on any Default Loan specially allocated to such Member.

ARTICLE 2
FORMATION

2.1 The parties hereto do hereby form the Company under the name of SEIDMAN AND ASSOCIATES, LLC pursuant to the Act. Pursuant to the provisions of the Act, the formation of the Company shall be effective upon the filing of the Certificate of Formation.

In order to maintain the Company as a limited liability company under the laws of the State of New Jersey, the Company shall from time to time take appropriate action, including the preparation and filing of such amendments to the Certificate of Formation and such other assumed name certificates, documents, instruments and publications as may be required by law, including, without limitation, action to reflect:

(i) a change in the Company name;

(ii) a correction of a defectively or erroneously executed Certificate of Formation;

(iii) a correction of false or erroneous statements in the Certificate of Formation or the desire of the Members to make a change in any statement therein in order that it shall accurately represent the agreement among the Members; or

(iv) a change in the time for dissolution of the Company as stated in the Certificate of
Formation and in this Agreement.

Section 2.2 Other Instruments. Each Member hereby agrees to execute and deliver to the Company within five (5) days after receipt of a written request therefore, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney and other instruments and to take such other action as the Company deems necessary,

Exhibit C

useful or appropriate to comply with any laws, rules or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Operating Agreement, to preserve the Company as a limited liability company under the Act and to enable the Company to be taxed as a partnership for federal and state income tax purposes.

ARTICLE 3
PRINCIPAL OFFICE

3.1 The Company's registered office in New Jersey shall be at 19 Veteri Place, Wayne, New Jersey 07470. The Company's registered agent who is a resident of New Jersey is Lawrence Seidman, whose business address 19 Veteri Place, Wayne, New Jersey 07470. At any time, the Company may designate another registered agent and/or office.

3.2 The principal place of business of the Company shall be at 19 Veteri Place, Wayne, New Jersey 07470. At any time, the Company may change the location of its principal place of business and may establish additional offices.

ARTICLE 4
TERM AND DURATION

4.1 The Company shall commence upon the filing of the Certificate of Formation, and shall continue in full force and effect until May 1, 2024, provided, however, that the Company shall be dissolved prior to such date upon the happening of any of the following events:

(a) The mutual written consent of the Members to dissolve the Company.

(b) The sale or other divestiture of all or substantially all of the assets of the Company and the distribution of the proceeds thereof to the Members, including real estate or interests held or owned by the Company (other than a transfer to a nominee of the Company for any Company purpose, which event shall not be construed as an event of termination); provided, however, that (i) if the Company receives a purchase money mortgage or other collateral security in connection with such sale, the Company shall continue (A) until such mortgage or security interest is paid in full or otherwise disposed of, or (B) in the event of foreclosure of such mortgage, or security interest provided the Company retains title therein; and (ii) the Company shall continue if the assets of the Company are exchanged under Section 1031 of the Code.

(c) Upon the death, retirement, expulsion, bankruptcy or dissolution of a Member or occurrence of any other event that terminates the continued membership of a Member in the Company (a "Dissolution Event") unless the business of the Company is continued by the unanimous consent of the remaining Members within ninety (90) days following the Dissolution Event.

(d) The entry of a decree of judicial dissolution under Section 49 of the Act.

(e) The happening of any other prior event which pursuant to the terms and provisions of this Operating Agreement shall cause a dissolution or termination of the Company.

4.2 Upon any dissolution of the Company, the distribution of the Company's assets and the winding up of its affairs shall be concluded in accordance with Article 19 of this Operating Agreement.

Exhibit C

ARTICLE 5
PURPOSE

5.1 The business of the Company shall be for the purpose of:

(a) Purchasing stock in private and public companies and managing and investing funds of others for these purposes.

(b) Such other activities incident or appropriate to the foregoing, including acting directly or in conjunction with others through joint ventures, partnerships or otherwise.

5.2 The business of the Company shall also be for any lawful purpose.

ARTICLE 6
CAPITAL CONTRIBUTIONS BY THE MEMBERS

6.1 (a) Upon execution hereof, or at such other times as determined by the Managing Member, each Member shall contribute in cash to the capital of the Company an amount in the aggregate equal to that set forth opposite his/her/its name on Schedule A attached hereto.

(b) A Member's interest in the Company shall be represented by the percentage interest held by such Member. Each Member's respective initial interest in the Company is set forth opposite his/her name on Exhibit B attached hereto.

6.2 No Member shall have the right to withdraw any part of his Capital Contribution or receive any distribution, except in accordance with the provisions of this Operating Agreement. No interest shall be paid on any Capital Contribution.

6.3 No Member shall have any priority over any other Member with respect to the return of Capital Contributions.

6.4 The Company shall maintain a capital account (a "Capital Account") for each Member within the provisions of Treasury Regulation Section 1.704-1 (b) (2) (iv) as such regulation may be amended from time to time. Without limiting the foregoing, the Member's Capital Accounts shall be adjusted as follows:

(a) Subject to the last sentence of Section 6.4 (c), the Capital Account of each Member shall be credited with (i) an amount equal to such Member's initial cash contribution and any additional cash contributions to the Company and the fair market value of property or securities contributed to the Company (net of liabilities secured by such property) if a contribution of property or securities shall be permitted by the Company and (ii) such Member's share of the Company's Net Profits and Gain from Capital Transactions (including income and gain exempt from tax).

(b) Subject to the last sentence of Section 6.4 (c), the Capital Account of each Member shall be debited by (i) the amount of cash distributions to such Member and the fair market value of property and/or securities distributed to the Member (net of liabilities secured by such property and/or securities) and (ii) such Member's share of the Company's Net Loss and Net Loss from Capital Transactions (including expenditures which are not permitted to be capitalized or deducted for tax purposes).

Exhibit C

(c) Upon the transfer of an interest in the Company, the Capital Account of the transfer Member (as adjusted, if at all, as required by this Section 6.4) that is attributable to the transferred interest will be carried over to the transferee Member. The Capital Account will not be adjusted to reflect any adjustment under Section 743 of the Code except as specifically provided in Treasury Regulation Section 1.704-1 (b) (2) (iv) (m). Upon (i) the "liquidation of the Company" (as hereinafter defined), (ii) the "liquidation of a Member's interest in the Company" (as hereinafter defined), (iii) the distribution of money, property or securities to a Member as consideration for an interest in the Company, or (iv) the contribution of money or (if permitted pursuant to (a) above) property and/or securities to the Company by a new or existing Member as consideration for an interest in the Company, or upon any transfer causing a termination of the Company for tax purposes within the meaning of Section 708(b) (1) (B) of the Code, then adjustments shall be made to the Members' Capital Accounts in the following manner: all property and securities of the Company which are not sold in connection with such event shall be valued at their then fair market value; such fair market value shall be used to determine both the amount of gain or loss which would have been recognized by the Company if the property and securities had been sold for its fair market value (subject to any debt secured by the property and securities) at such time, and the amount of Income, which would have been distributable by the Company pursuant to Article 9 if the property and securities had been sold at such time for said fair market value, less the amount of any debt secured by the property; the Capital Accounts of the Members shall be adjusted to reflect the deemed allocation of such hypothetical gain or loss in accordance with Article 10; and the Capital Accounts of the Members (or of a transferee of a Member) shall thereafter be adjusted to reflect "book items" and not "tax items" in accordance with Treasury Regulation Sections 1.704-1 (b) (2) (iv) (g) and 1.704-1 (b) (4) (i).

(d) For purposes of this Article 6, (i) the term "liquidation of the Company" shall mean (A) a termination of the Company effected in accordance with this Operating Agreement, which shall be deemed to occur, for purposes of Article 6, on the date upon which the Company ceases to be a going concern and is continued in existence solely to wind-up its affairs, or (B) a termination of the Company pursuant to Section 708(b)(1) of the Code; and (ii) the term "liquidation of a Member's interest in the Company" shall mean the termination of the Member's entire interest in the Company effected by a distribution, or a series of distributions, by the Company to the Member.

ARTICLE 7
ADDITIONAL CAPITAL CONTRIBUTIONS

7.1 No Member shall be obligated to make additional capital contributions to the Company. If the Managing Member, with the concurrence of Members holding a majority in interest of the Company, shall determine there shall be a Required Amount for any Company purpose, including, without limitation, those purposes set forth in Article 5, then within fifteen (15) days of notice of such requirement, each Member may, but shall not be obligated to, contribute to the Company his Additional Contribution.

7.2 If a Member fails to make his Additional Contribution, in whole or in part, as required in Section 7.1 above (the "Noncontributing Member"), then, so long as any other Member shall make his Additional Contribution as provided herein (each such Member making his Additional Contribution being hereinafter referred to as "Contributing Member"), any Contributing Member shall have the option (a) with the consent of a majority in interest of the Contributing Members (i) to make a capital contribution equal to the Additional Contribution not made by the Noncontributing Member or (ii) to make a Default Loan equal to the Additional Contribution not

Exhibit C

made by the Noncontributing Member or (b) with the unanimous written consent of each Contributing Member, to declare the Company terminated as a result of the Noncontributing Member's default. In the event that more than one Contributing Member desires to make an Additional Contribution, or is permitted to make a Default Loan, on account of the Noncontributing Member, each such Contributing Member shall be permitted to participate in proportion to their respective Interests. All loans made pursuant to this Section 7.2 shall bear interest at the Default Rate.

7.3 Upon the making of a capital contribution to the Company pursuant to Section 7.2, the Interest of the Noncontributing Member and the Contributing Members shall be adjusted as follows: (a) the Noncontributing Member's Interest shall be decreased (but not below zero) by subtracting therefrom an amount equal to the percentage equivalent of the quotient of (i) the Additional Contribution not made by the Noncontributing Member giving rise to application of this Section 7.3 multiplied by (A) 200% upon the first failure of the Noncontributing Member to make an Additional Contribution, (B) 300% upon the second such failure and (C) 400% upon the third such failure, divided by (ii) the aggregate amount of all Capital Contributions made by the Members (including the Additional Contributions received by the Company), and (b) the Contributing Members' Interest shall be increased by adding thereto an amount equal to the percentage by which the Noncontributing Member's Interest was decreased pursuant to clause (a) above. Upon the fourth and each subsequent failure of the Noncontributing Member to make an Additional Contribution giving rise to the application of this Section 7.3, a majority-in-interest of the Contributing Members shall have the option, exercisable in their sole discretion, to cause the remaining Interest of the Noncontributing Member to be forfeited and allocated to the Contributing Members or to continue re-allocating the Interests of the Noncontributing Member and Contributing Members as provided in the preceding sentence except that the percentage multiple set forth in clause (i) (C) shall be increased 100% for each failure of the Noncontributing Member to make an Additional Contribution. An example of the operation of this Section 7.3 with respect to a re-allocation of Interests upon the first failure of a Noncontributing Member to make an Additional Contribution, is set forth in Schedule B attached hereto.

7.4 The obligations of the Members contained in this Section 7 are personal and run only to the benefit of the Company and the Members and may not be enforced by any third parties. No creditor of the Company may rely on the foregoing provisions of this Article 7 or any other provision of this Operating Agreement to make any contributions or returns to the Company, notwithstanding any agreement, representation, intention, indication or otherwise to the contrary.

ARTICLE 8
CASH DISTRIBUTIONS

8.1 The Company shall distribute Income to the Members at such times as the Company shall determine (but not less often than quarterly), in the following order of priority:

(a) first, to any Member who made a Default Loan, to the payment of accrued and unpaid interest, and the then outstanding principal balance of, any Default Loan, such distribution to be proportion to the aggregate amount of interest, and the principal, owed. If more than one Member participates in the making of a Default Loan, then distributions to such Members on account of this Section 8.1(a) shall be made in proportion to the amounts so loaned. If there shall be more than one instance in which a Default Loan has been made, then Default Loans shall be repaid in the order in which they shall have been outstanding the longest;

Exhibit C

(b) second, to the Members in an amount equal to and in proportion to their Unrecovered Additional Contributions;

(c) next, to the Members in an amount sufficient to give them a ten percent (10%) return compounded annually on the aggregate of their Capital Contributions and Additional Contributions;

(d) next, to Sonia Seidman and the Managing Member in an amount sufficient to pay to them, in the aggregate, up to twenty percent (20%) of the net annual profits of the Company for each year calendar that the Company is in existence to be paid 5% to the Managing Member and 15% to Sonia Seidman; and

(e) the balance, if any, shall be distributed to the Members in proportion to their Interests.

8.2 Notwithstanding Section 8.1, Net Proceeds from a Capital Transaction which constitutes a liquidation of the Company, together with other funds remaining to be distributed, shall be distributed to the Members no later than the later of (a) the end of the taxable year of the Company in which such liquidation occurs; or (b) within ninety (90) days after the date of such liquidation event, after payment of all Company liabilities and expenses (or adequate provision therefor), in accordance with Section 9.1, except that in no event shall (x) a distribution be made to any Member if, after giving effect to such distribution, all liabilities of the Company, other than liabilities to Members on account of their Interests and liabilities for which the recourse of creditors of the Company is limited to specified property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of the property exceeds that liability and (y) the distribution to a Member exceed the positive balance in such Member's Capital Account after giving effect to all allocations to such Member under Article 9 of Net Profits, Net Losses, and Gain and Loss from Capital Transactions so that liquidation proceeds shall be distributed in accordance with each Member's positive Capital Account balance (within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(b) as in effect on the date hereof). If a members shall receive a distribution that should not have been made based upon the provisions of Section 8.2 (x), the provisions of Section 42:2B-42 (b) of the act shall apply . Section 42:2B-42(c) of the Act shall apply to all distributions made to the Members.

ARTICLE 9
TAX ALLOCATIONS

10.1 Net Profits, Net Losses and any investment tax credit for each fiscal year or part thereof shall be allocated to the Members in proportion to their Interests.

10.2 Gain from a Capital Transaction shall be allocated in the following order:

(a) There shall first be allocated to those Members, if any, who have deficit balances in their Capital Accounts immediately prior to such Capital Transaction an amount of such gain equal to the aggregate amount of such deficit balances, which amount shall be allocated in the same proportion as such deficit balances.

(b) There shall next be allocated to each of the Members gain in proportion to (but not greater than) the amount by which (x) the amount of Net Losses theretofore allocated to each

Exhibit C

Member and not theretofore taken into account under this Section 9.2(b), exceeds (y) the gain allocated to such Member under Section 9.2(a).

(c) There shall next be allocated to each of the Members gain equal to the amount by which (x) the aggregate proceeds derived from a Capital Transaction distributable to each Member in accordance with the provisions of Section 8.1 or 8.2 other than with respect to Default Loans, as the case may be, exceeds (y) the positive balance, if any, in such Member's Capital Account after such Member's Capital Account has been adjusted to reflect the gain allocated to such Member pursuant to Sections 9.2(a) and 9.2(b); provided, however, that if there shall be an insufficient amount of gain determined by this Section 9.2(c), then the gain shall be allocated to the Members in proportion to the respective amounts determined pursuant to this Section 9.2(c).

(d) Any remaining gain shall be allocated among the Members in proportion to their Interests.

(e) If the Company shall realize, upon a Capital Transaction, gain which is treated as ordinary income under Sections 1245 or 1250 of the Code, such ordinary income shall be allocated to the Members who receive the allocation of the depreciation or cost recovery deduction that generated the ordinary income in the same proportions as such deductions.

(f) Notwithstanding the foregoing, distributions of Income made to a Member for interest and in repayment of the principal on any Default Loan shall not be treated as Income for the purpose of allocating gain pursuant to this Section 9.2 or for any other purpose. Any interest on a Default Loan shall be treated as a "guaranteed payment" for purposes of Section 707(c) of the Code.

10.3 Losses from Capital Transactions shall be allocated in the following order:

(a) There shall first be allocated to those Members, if any, whose positive balances in their Capital Accounts exceed their Unrecovered Additional Contributions, an amount of such loss equal to such excess amount, which amount shall be allocated in the same proportion as such excess amounts.

(b) There shall next be allocated to those Members, if any, that have positive balances in their Capital Accounts, an amount of such loss equal to the aggregate amount of such positive balances, which amount shall be allocated in the same proportion as such positive balances.

(c) The balance of such loss shall be allocated to the Members in proportion to their Percentage Interests.

10.4 Notwithstanding the preceding provisions of this Article 10:

(a) Except as provided in sub-section (e) below, no allocation of loss or deduction shall be made to a Member if such allocation would cause at the end of any taxable year a deficit in such Member's Adjusted Capital Account to exceed his allocable share of Minimum Gain; and any such loss or deduction not allocated to a Member by reason of this Section 9.4 shall be allocated pro-rata to each other Member if and to the extent that such allocation shall not create a deficit in such other Member's Adjusted Capital Account in excess of his allocable share of Minimum Gain; provided, however, that if such allocation would create such deficit in all Members'

Exhibit C

Adjusted Capital Accounts in excess of their share of Minimum Gain, then such allocation shall be made in accordance with the principles of Treasury Regulation Section 1.704-1(b).

(b) If, during any taxable year, there is a net decrease in Minimum Gain then, before any other allocations are made for such year, each Member shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to each Member's share of the net decrease in Company Minimum Gain (within the meaning of Treasury Regulation Section 1.704-2(g)(2)) in a manner so as to satisfy the requirements of Treasury Regulation Section 1.704-2(f).

(c) If, during any taxable year, there is a net decrease in Company Minimum Gain Attributable to Member to Member Nonrecourse Debt, then, before any other allocations are made for such year other than those pursuant to Section 9.4(b) above, each Member with a share of the Company Minimum Gain Attributable to Member Nonrecourse Debt at the beginning of the year shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to each Member's share of the net decrease in Minimum Gain Attributable to Member Nonrecourse Debt as determined in accordance with Treasury Regulation Section 1.704-2(i)(4) in a manner so as to satisfy the requirements of said Treasury Regulation.

(d) If during any taxable year a Member unexpectedly receives (i) a distribution of cash or property from the Company or (ii) an adjustment or allocation described in either Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4) as in effect on the date hereof (concerning depletion allowances with respect to oil and gas properties) or Treasury Regulation Section 1.704-1 (b) (2) (ii) (d) (5) as in effect on the date hereof (concerning allocations of loss and deduction in interests change during the year, if an interest is acquired by gift or if a Member receives certain Company property in redemption of part or all his interest), and if such adjustment, allocation or distribution would cause at the end of the taxable year a deficit balance in such Member's adjusted capital account in excess of his allocable share of Minimum Gain, then a pro-rata portion of each item of Company income, including gross income, and gain for such taxable year (and, if necessary, subsequent taxable years) shall be allocated to such Member in an amount and in a manner sufficient to eliminate such excess balance as quickly as possible before any other allocation is made for such year other than pursuant to Section 9.4(b) above so as to satisfy the requirements of Treasury Regulation Section 1.704-1(b) (2) (ii) (d) (qualified income offset).

(e) To the extent required by Treasury Regulation Section 1.704-2(i) (1), Member Nonrecourse Debt Deductions for any taxable year shall be allocated to the Member (or Members) who bear(s) the economic risk of loss of such Member Nonrecourse Debt.

(f) In the event that any allocation is or has been made to a Member pursuant to Sections 9.4(a), (b), (c), (d) or (e) above, subsequent items of income, deduction, gain and loss shall be allocated before any other allocations are made (subject to the provisions of said Sections) to the Members in the manner which would result in each Member having a Capital Account balance equal to what it would have been had the allocation pursuant to said Sections.

(g) Upon the occurrence of an event described in Section 6.4(c), all Company property shall be revalued on the Company's books at fair market value, Capital Accounts will be adjusted in accordance with Section 6.4 (c), and subsequent allocations of taxable income, gain, loss and deductions shall, solely for tax purposes, be made necessary so as to take account of the

Exhibit C

variation between the adjusted tax basis and the fair market value of such property in accordance with Section 704 of the Code and the Treasury Regulations thereunder.

(h) For the purposes of this Article, each Member's "Adjusted Capital Account" shall equal the Capital Account of each Member (1) reduced at the end of each taxable year by the sum of (x) the excess of distributions reasonable expected to be made to such Member over the offsetting increases to such Member's Member's Capital Account reasonably expected to be made in the same taxable year as the aforesaid distributions, (y) adjustments expected to be made to such Member's Capital Account described in Treasury Regulation Section 1.704-1(b) (2) (ii) (d) (4) as in effect on the date hereof (concerning depletion allowances with respect to oil and gas properties), and (z) allocations expected to be made described in Treasury Regulation Section 1.704-1 (b) (2) (ii) (d) (5) as in effect on the date hereof (concerning allocations of loss and deduction if Interests change during the year, if an Interest is acquired by gift or if a Member receives certain Company property in redemption of part or all of his Interest in the Company), and (2) increased by the sum of (i) the amount, if any, which the Member is obligated to restore the Company upon liquidation of his Interest if a deficit balance exists in his Capital Account at such time, (ii) the outstanding principal balance of any promissory note made by such Member and contributed to the company if such note is not readily tradable on an established securities market and if such note must be satisfied within ninety (90) days after the date said Member's Interest is liquidated and (iii) the sum of (a) the amount the Member would be personally liable for either as a Member or in his individual capacity as a guarantor or otherwise, and (b) the economic risk of loss the Member would bear attributable to any Company liability (as determined in accordance with Treasury Regulation Section 1.752-2).

(i) In accordance with Section 704(b) and (c) of the Code and Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company (including all or part of any deemed capital contribution under Section 708 of the Code) shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company and its agreed value.  In the event that Capital Accounts are ever adjusted pursuant to Treasury Regulation Section 1.704-1(b) (2) to reflect the fair market value of any Company property, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset and its value as adjusted in the same manner as required under Section 704(c) of the Code and the Regulations thereunder.

(j) The allocations provided in this Section 10.4 are intended to comply with the provisions of Section 704(b) of the Code and the regulations thereunder. However, if any such allocation causes a distortion in the Members' Interest in contravention of the Members' economic arrangement as reflected in Article 6, the Company has the authority to make curative allocations to bring such allocations in accordance with such Member's Interest, as if such allocations which caused the distortion had not occurred and to bring such allocations in compliance with Section 794(b) of the Code and regulations thereunder.

ARTICLE 10
RIGHTS, POWERS AND REPRESENTATIONS OF THE MEMBERS

10.1 All decisions, consents, authorizations and rights in connection with the business and affairs the company shall be carried on and managed by a majority in interest of the Members,

Exhibit C

which shall have full, exclusive and complete discretion with respect thereto. Any Member or person acting pursuant to any authority granted to him in writing by a majority in interest of the Members shall have all necessary and appropriate powers to carry out the authority so granted, and no other Member or person without such authority so granted shall have the right to take any action or give any consent, by affirmative act or acquiescence, to any matter or thing, affecting the Company, Premises or Project. In furtherance of the foregoing, any Member or person so authorized as provided above may:

(a) negotiate, execute, deliver and perform on behalf of, and in the name of, and in the name of, the Company any and all contracts, deeds, assignments, deeds of trust, leases, subleases, promissory notes and other evidences of indebtedness, mortgages, bills of sale, financing statements, security agreements, easements, stock powers, and any and all other instruments necessary or incidental to the business of the Company and the financing thereof,

(b) borrow money, without limit as to amount, and to secure the payment thereof by mortgage, pledge, or assignment of, or security interest in, all or any part of the assets then owned or thereafter acquired by the Company,

(c) effectuate the purpose of the Company as provided in Article 5 hereof,

(d) establish, maintain and draw upon checking and other accounts of the Company,

(e) execute any notifications, statements, reports, returns or other filings that are necessary or desirable to be filed with any state or Federal agency, commission or authority,

(f) enter into contracts in connection with the business of the Company,

(g) arrange for facsimile signatures for the Members in executing and all documents, papers, checks or other writings or legal instruments which may be necessary or desirable in the Company business, and

(h) execute, acknowledge and deliver any and all contracts, documents and instruments deemed appropriate to carry out any of the foregoing purposes and intent of this Operating Agreement.

10.2 In the management of the Company, and with respect to any and all decisions with respect to the Company and its business and the conduct of its operations, the Members of the Company shall have a cumulative total of one hundred (100) votes, and each Member shall have the number of votes equal to his/her Interest. Wherever and whenever the word "majority" appears in this Operating Agreement, either as a noun or as an adjective, it shall mean for all purposes that number of Members whose votes when considered or added together constitute more than fifty (50) of the total one hundred (100) votes of all the Members. Any act or decision of any of the Members may be confirmed, overruled or precluded by the majority of the Members.

10.3 Each of the Members, on their own behalf and on behalf of anyone who shall represent their Interests, hereby waives notice of the time, place or purpose of any meeting at which any matter is to be voted on by the Members or anyone acting by or for them, waives any requirement that there be such a meeting and agrees that any action may be taken by consent without a meeting.

Exhibit C

10.4 The fact that the Members are directly or indirectly interested in or connected with any person, firm or corporation employed by the Company to render or perform a service, or from which or whom the Company may buy merchandise, material or other property shall not prohibit the Company from employing such persons, firms or corporations, or from otherwise dealing with him under such reasonable terms and conditions as the Company may determine.

ARTICLE 11
MANAGING MEMBER

11.1 Notwithstanding any provision contained in Article 10 to the contrary, the daily affairs of the Company shall be conducted by the Managing Member who shall the power and authority to make ordinary and usual decisions concerning the business and affairs of the Company. The Managing Member shall have the power and authority, on behalf of the Company, to do the following:

(a) open one or more depository accounts and make deposits into and checks and withdrawals against such accounts;

(b) invest the capital resources of the Company, in amounts not to exceed one hundred and twenty-five percent (125%) of the capital of the Company without the prior consent of a majority in interest of the Members, in stocks, bonds and other securities of publicly traded companies (collectively "Permitted Investments"), including the ability to buy, sell, exchange, swap or transfer such securities;

(c) open one or more cash or margin brokerage accounts in the name of the Company for purposes of making Permitted Investments;

(d) obtain insurance covering the business and affairs of the Company;

(e) commence, prosecute or defend any proceeding in the Company's name; and

(f) enter into any and all agreements and execute any and all contracts, documents and instruments necessary or required to effectuate the foregoing.

11.2 Notwithstanding any provision contained in this Operating Agreement to the contrary, it is specifically agreed between the Members that the Company shall make no investment in Cali Realty Corporation without the unanimous prior consent of all Members.

11.3 (a) The Managing Member shall perform and discharge his duties as a manager in good faith, with the care an ordinary prudent person in a like position would exercise under similar circumstances, and in a manner he reasonably believes to be in the best interests of the Company. The Managing Member shall not be liable for any monetary damages to the Company for any breach of such duties except for: receipt of a financial benefit to which the Manager is not entitled; voting for or assenting to a distribution to Members in violation of this Operating Agreement or the Act; a knowing violation of the Law; fraud; or a willful breach of fiduciary obligations owed to the Members.

(b) The Managing Member shall devote a significant amount of his time and efforts to furthering the business and investments of the Company and any other corporations and partnerships formed to invest in the stock in private and public companies or real estate assets and

Exhibit C

mortgages. The Managing Member shall also be permitted to perform consulting and legal services for Environmental Waste Management Associates, Inc., its principal shareholders, Richard Greenberg, and for Glenn Woo and other real estate related clients. In compensation equal to $125,000, payable quarterly.

11.4 Unless otherwise provided by law or expressly assumed, a person who is a Member or manager, or both, shall not be liable for the acts, debts or liabilities of the Company.

11.5 The Company shall indemnify the Managing Member and each other Member and may indemnify and employee or agent of the Company who was or is a party or is threatened to be made a party to threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, other than action by or in the right of the Company, by reason of the fact that such person is or was a manager, employee or agent of the Company against expenses, including attorneys fees, judgements, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, if the person acted in good faith, with the care an ordinary prudent person in a like position would exercise under similar circumstances, and in a manner that such person reasonably believed to be in the best interests of the Company and with respect to a criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful. To the extent that a Member, employee or agent of the Company has been successful on the merits or otherwise in defense of an action, suit or proceeding or in defense of any claim, issue or other matter in the action, suit or proceeding, such person shall be indemnified against actual and reasonable expenses, including attorneys fees incurred by such person in connection with the action, suit or proceeding and any action, suit or proceeding brought to enforce the mandatory indemnification provided herein. Any indemnification permitted under this Article, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and upon an evaluation of the reasonableness of expenses and amount paid in settlement. This determination and evaluation shall be made by a majority vote of the Members who are not parties or threatened to be made parties to the action, suit or proceeding. Notwithstanding the foregoing to the contrary, no indemnification shall be provided to the Managing Member or any other Member, employee or agent of the Company for or in connection with the receipt of a financial benefit to which such person is not entitled, voting for or assenting to a distribution to Members in violation of this Operating Agreement of the Act, or a knowing violation of law.

ARTICLE 12
BOOKS, RECORDS AND REPORTS

12.1 At all times during the continuance of the Company, the Company shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. The books of account, together with an executed copy of the Certificate of Formation of the Company and any amendments thereto, shall at all times be maintained at the principal office of the Company and shall be open to inspection and examination by the members or their representatives at reasonable hours and upon reasonable notice. For purpose hereof, the Company shall keep its books and records on the same method of accounting employed for tax purposes.

12.2 The fiscal year of the Company shall be the calendar year. Within a reasonable time after the end of each fiscal year and in any event on or before thirty (30) days prior to the filing

Exhibit C

date for individual tax returns (including extensions), the accountants for the Company shall deliver to each Member (a) upon request of a Member, an annual statement of the Company's accountants, and (b) a report or a tax return setting forth such Member's share of the Company's profit or loss for such year and such Member's allocable share of all items of income, gain, loss, deduction and credit for Federal income tax purposes.

12.3 The Company shall also cause to be prepared and filed all Federal, state and local tax returns required of the Company. All books, records, balance sheets, statements, reports and tax returns required pursuant to Section 12.1 and 12.2 hereof shall be prepared at the expense of the Company.

ARTICLE 13
BANK ACCOUNTS

13.1 All funds and income of the Company (a) shall be deposited in the name of the Company in such bank account or accounts as shall be designated by the Managing Member, (b) shall be invested in such Permitted Investments as Managing Member shall determine and (c) shall be kept separate and apart from the funds of any other individual or entity.

13.2 Withdrawals from any such bank account or accounts shall be made upon the signature of any person so designated by the Company in writing.

ARTICLE 14
RIGHTS AND DUTIES OF MEMBERS

14.1 Subject to duties and obligations of the Managing Member, it is expressly understood that each Member may engage in any other business or investment, whether or not in direct competition with the business of the Company, and neither the Company nor any other Member shall have any rights in and to said businesses or investments, or the income or profits derived therefrom.

14.2 The Managing Member may employ, on behalf of the Company, such persons, firms or corporations, including those firms or corporations in which any Member has an interest, and on such terms as the Managing Member shall deem advisable in the operation and management of the business of the Company, including, without limitation, such accountants, attorneys, architects, engineers, contractors, appraisers and experts.

14.3 No Member shall be personally liable to the Company or any of the other Members for any act or omission performed or omitted by him, except if such act or omission was attributable to willful misconduct or gross negligence.

14.4 Each Member (and each former Member) shall be indemnified and saved harmless by the Company from any loss, damage or expense incurred by him by reason of any act or omission performed or omitted by him, except if such act or omission was attributable to willful misconduct or gross negligence.

Exhibit C

ARTICLE 15
TAX MATTERS

15.1 (a) Notwithstanding any provisions hereof to the contrary, each of the Members hereby recognizes that the Company will be a partnership for United States federal income tax purposes and that the Company will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, that the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the company or expand the obligations or liabilities of the Members. At the request of any Member, the Company shall file an election under Section 754 of the Code.

(b) The Company shall engage an accountant (the "Accountant") to prepare at the expense of the company all tax returns and statements, if any, which must be filed on behalf of the Company regarding the Premises and the operation, dissolution and liquidation of the Company with any taxing authority.

(c) Lawrence Seidman is designated Tax Matters Member (herein "TMM") for purposes of Chapter 63 of the Code and the Members will take such actions as may be necessary, appropriate, or convenient to effect the designation of Lawrence Seidman as TMM. The TMM shall attempt to comply with the responsibilities outlined in this Section 15.1 and in Sections 6222 through 6231 of the Code (including any Treasury Regulations promulgated thereunder).

ARTICLE 16
BANKRUPTCY OF A MEMBER

16.1 Unless a majority in interest of the Members shall elect otherwise, a Member shall cease to be a Member of the Company:

(a) if he/she/it:

(i) Makes an assignment for the benefit of creditors;

(ii) Files a voluntary petition in bankruptcy;

(iii) Is adjudged bankrupt or insolvent, or has entered against him an order for relief, in any bankruptcy or insolvency proceeding;

(iv) Files a petition or answer seeking for himself/herself/itself anyreorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation;

(v) Files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him/her/it in any proceeding of this nature; or

(vi) Seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his/her/its properties; or

Exhibit C

(b) One hundred twenty (120) days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or within ninety (90) days after the appointment without his consent or acquiescence of a trustee, receiver or liquidator of the Member or of all or any substantial part of his/her properties, the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any such stay, the appointment is not vacated.

ARTICLE 17
ASSIGNABILITY, TRANSFER OR PLEDGE OF
INTERESTS; RESIGNATION OF MEMBER

17.1 (a) No Member shall have the right to assign, convey, sell or otherwise transfer or dispose of, or pledge, mortgage, hypothecate or otherwise encumber his/her/its Interest, whether record or beneficial interest thereof, without the prior written consent of the Company. Notwithstanding the preceding sentence, but subject to the restrictions on transferability required by law, or set forth in any instrument or agreement by which the Company may be bound, or which may be contained in this Operating Agreement, an individual Member, if any, may, without any consent, assign, convey, sell or otherwise transfer or dispose of all or any portion of his interest in the Company to any one or more of the members of his/her immediate family or families (defined for the purposes of this Operating Agreement as a mother, father, sister, brother, son, daughter, stepson, stepdaughter or spouse (in each instance whether by marriage or otherwise)) and/or a trust or other entity for the benefit thereof or themselves, by a written instrument of assignment and assumption, provided that the instrument of transfer provides for the assumption of the assignor's liabilities and obligations hereunder and has been duly executed by the assignor of such interest and by the transferee. The Member shall notify the Company of any assignment, transfer or disposition of a beneficial interest in any interest of the Member which occurs without a transfer of record ownership, although such notification, or the absence of a response thereto, shall not be deemed a consent thereof.

(b) An assignee or transferee of any portion of the interest of the Member shall be entitled to receive allocations and distributions attributable to the interest acquired by reason of such assignment from and after the effective date of the assignment of such interest to such assignee; however. anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such interest of the Member as the absolute owner thereof in all respects, and shall incur no liability for allocations of net income, net losses, or gain or loss on sale of Company property, or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written assignment has been received by the Company, approved and recorded on its books and the effective date of the assignment has passed. Provided that the Company has actual notice of any assignment of the interest of the Member, the effective date of such assignment on which the assignee shall be deemed an assignee of record shall be the date set forth on the written instrument of assignment.

(c) Any assignment, sale, exchange, transfer or other disposition in contravention of any of the provisions of this Article 17 and Article 18 hereof shall be void and ineffective and shall not bind or be recognized by the Company.

(d) In the event that there shall be more than one assignee, transferee, representative or other successor in interest as permitted herein (collectively, the "Transferees") and the

Exhibit C

Member as of the date of this Operating Agreement shall remain a Member, then the Member shall be authorized to act, and shall so act, on behalf of the Member and all of the Transferees acting as such by, through or under the Member. In the event that there shall be more than one Transferee, and the Member as of the date of this Operating Agreement shall no longer be a Member, then the Company must be advised by the Member whose interest is the subject of such event or failing which by a two-thirds (2/3) majority in interest of those holding any portion of the interests of the Member, of one person to act on behalf of all the Transferees.  The Member, if the first sentence of this paragraph shall be applicable, or the person so noted to the Company, if the second sentence of this paragraph shall be applicable, shall be authorized to act, and shall so act, for all of the Transferees, all of whom shall be bound by any decision or action taken by such person, and the Company, the Company and all of the other Members, shall be entitled to rely on the decisions or actions taken by such person. Until the Company shall be advised as to the identity of such person, (i) the Transferees shall be entitled only to distributions and tax allocations as provided in Article 8 and 9 hereof, but shall have no right, power or authority with respect to any decision making reserved herein to the Members or any of them and (ii) wherever in this Operating Agreement provision shall be made for the Members to make decisions with respect to Company matters, the interests of the Member, as transferred to the Transferees, shall not be included in determining whether the requisite interest of members have consented to or approved of such decision.

17.2 Without the prior written consent of all Members and other than as provided in Section 6.1(b) above, a Member may not resign from the Company prior to the dissolution and winding up of the Company.

ARTICLE 18
ADMISSION OF SUBSTITUTED MEMBERS;
DEATH OR INCAPACITY; FURTHER CONDITIONS

18.1 No assignment or transfer of all or any part of the interest of a Member permitted to be made under this Operating Agreement shall be binding upon the Company unless and until a duplicate original of such assignment or instrument of transfer, duly executed and acknowledged by the assignor and the transferee, has been delivered to the Company.

18.2 As a condition to the admission of any substituted Member, as provided in Article 17 hereof, the person so to be admitted shall execute and acknowledge such instruments, in form and substance reasonably satisfactory to the Company, as a majority in interest of the Members may deem necessary or desirable to effectuate such admission and to confirm the agreement of the person to be admitted as a Member to be bound by all of the covenants, terms and conditions of this Operating Agreement, as the same may have been amended.

18.3 Any person to be admitted as a member pursuant to the provisions of this Operating Agreement shall, as a condition to such admission as a Member, pay all reasonable expenses in connection with such admission as a Member, including, but not limited to, the cost of the preparation, filing and publication of any amendment to this Operating Agreement and/or Certificate of Formation.

18.4 In the event of the death or adjudication of incompetency of a Member, or upon the happening of any event described in Article 16, the executor, administrator, committee or other

Exhibit C

legal representative of such Member, or the successor in interest of such Member, shall succeed only to be right of such Member to receive allocations and distributions hereunder, and may be admitted to the Company as a Member in the place and stead of the deceases, incompetent, or bankrupt Member in accordance with this Article 18, but shall not be deemed to be a substituted Member unless so admitted. Such event, however, shall cause a termination or dissolution of the Company within one hundred twenty (120) days of such event unless a majority in interest of the Members shall elect to continue the Company within said one hundred twenty (120) day period.

18.5 Notwithstanding anything to the contrary contained in this Operating Agreement, no sale or exchange of an interest in the Company may be made if the interest sought to be sold or exchanged, when added to the total of all other interests sold or exchanged within the period of twelve (12) consecutive months prior thereto, results in the termination of the Company under Section 708 of the Code without the prior written consent of a majority in interest of the Members.

18.6 In the event of a permitted transfer of all or part of the interest of a Member, the Company shall, if requested, file an election in accordance with Section 754 of the Code or a similar provision enacted in lieu thereof, to adjust the basis of the Property of the Company. The Member requesting said election shall pay all costs and expenses incurred by the Company in connection therewith.

ARTICLE 19
LIQUIDATION

19.1 Upon the dissolution of the Company, the Company shall be liquidated and its assets distributed as required by Section 42:2B-51 of the Act.

19.2 The assets of the Company shall be liquidated as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

19.3 In the event that any proceeds are to be distributed to the Members same shall be distributed, if practicable, no later than the later of (i) the end of the taxable year of the Company in which such liquidation occurs; or (ii) within ninety (90) days after the date of such liquidation event.

19.4 In any liquidation, the Company's assets shall be used first to pay the costs and expenses of the dissolution and liquidation. The liquidation trustee (which may be a Member) shall be entitled to establish reserves to provide for any contingent or unforeseen liabilities or obligations of the Company.

19.5 With respect to distributions to Members, said distributions shall be made:

(a) first, to the repayment of any accrued and unpaid interest on, and the then outstanding principal balance of, any Default Loan, in proportion to the aggregate amount of interest, and then principal, owed, and if more than one Member shall have made a Default Loan, then in proportion to the amounts so loaned. If there shall be more than one instance in which a Default loan has been made, the Default loans shall be repaid in the order in which they shall have been outstanding the longest;

Exhibit C

(b) second, to the payment of an obligation owed pursuant to Section 11.3 (c).

(c) third, to all Members in proportion to and to the extent of any remaining positive balances in such Member's Capital Account after giving effect to all locations to such Member under Article 10 of this Operating Agreement so that liquidation proceeds shall be distributed in accordance with each Member's positive Capital Account balance (within the meaning of Treasury Regulation Section 1.704-1(b) (2) (ii) (b) as in effect on the date hereof); and

(d) last, to all Members pro rata in accordance with
   their Company Interests.

ARTICLE 20
GENDER

20.1 All terms and words used in this Operating Agreement, regardless of the sense or gender in which they are used, shall be deemed to include each other sense and gender unless the context requires otherwise.

ARTICLE 21
FURTHER ASSURANCES

21.1 The Members agree immediately and from time to time to execute, acknowledge, deliver, file, record and publish such further certificates, amendments to certificates, instruments and documents, and to do all such other acts and things as may be required by law, or as may, in the opinion of a majority in interest of the Members, be necessary or advisable to carry out the intent and purposes of this Operating Agreement.

ARTICLE 22
COVENANT AGAINST PARTITION

22.1 The Members, on behalf of themselves, their legal representatives, heirs, successors and assigns, hereby specifically renounce, waive and fofeit all rights whether arising under contract, statute, or by operation of law, to seek, bring, or maintain any action for partition in any court of law or equity pertaining to any real property which the Company may now or in the future own, regardless of the manner in which title to any such property may be held.

ARTICLE 23
NOTICES

23.1 Unless otherwise specified in this Operating Agreement, all notices, demands, requests or other communications which any of the parties to this Operating Agreement may desire or be required to give hereunder (hereinafter referred to collectively as "Notices") shall be in writing and shall be given by mailing the same by postage prepaid certified or registered mail, return receipt requested, or by nationally recognized overnight courier to the appropriate Member at the address set forth in this Operating Agreement. Notices given in compliance with the provisions of this Article shall be deemed given one (1) business day after delivery to a

Exhibit C

nationally recognized overnight courier or four (4) business days after mailing in a repository of the United States Postal Service.

ARTICLE 24
APPLICABLE LAW

24.1 The parties agree that the parties shall be governed by, and this Operating Agreement construed in accordance with, the laws of the State of New Jersey applicable to agreements made and to be performed in such state and that all claims and suits shall be heard in the courts located in the State of New Jersey.

ARTICLE 25
CAPTIONS

25.1 All section titles or captions contained in this Operating Agreement are for convenience only and shall not be deemed a part of this Operating Agreement.

ARTICLE 26
COUNTERPARTS

26.1 This Operating Agreement may be executed in counterparts and each counterpart so executed by each Member shall constitute and original, all of which when taken together shall constitute one agreement, notwithstanding that all the parties are not signatories to the same counterpart.

ARTICLE 27
BINDING EFFECT

27.1 This Operating Agreement may not be changed, modified, waived or discharged, in whole or in part, unless in writing and signed by all of the Members. This Operating Agreement shall be binding upon the Members and their respective executors, administrators, legal representatives, heirs, successor and assigns. The singular of any defined term or term used herein shall be deemed to include the plural.

ARTICLE 28
PARTIAL INVALIDITY

28.1 If any term or provision of this Operating Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the reminder of this Operating Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby and each term and provision of this Operating Agreement shall be valid and enforced to the fullest extent permitted by law.

ARTICLE 29
INTEGRATION

29.1 This Operating Agreement is the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements relative to such subject matter.

Exhibit C

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the day and year first above written.

/S/ Lawrence Seidman

/S/ Sonia Seidman

/S/ SEIDCAL ASSOCIATES

By:

/S/ Angelo R. Cali, Partner

/S/ Paul Schmidt

/S/ Richard Greenberg

Exhibit C

FIRST AMENDMENT TO OPERATING AGREEMENT
FOR SEIDMAN & ASSOCIATES, L.L.C.

THIS AMENDMENT is made on July , 1998, by and between LAWRENCE SEIDMAN, having an address at 19 Veteri Place, Wayne, New Jersey 07470, SONIA SEIDMAN, having an address at 19 Veteri Place, Wayne, New Jersey 07470; SEIDCAL ASSOCIATES, L.L.C., a New Jersey limited liability company, having an address c/o Mack-Cali Realty Corporation, 11 Commerce Drive, Cranford, New Jersey 07016;
PAUL SCHMIDT, having an address at 159 Clinton Place, Hackensack, New Jersey 07601; and RICHARD GREENBERG, having an address at 1235A Route 23 South, Wayne, New Jersey 07474 (hereinafter referred to collectively as the "Members").

W I T N E S S E T H:

WHEREAS, the Members previously formed a limited liability company known as Seidman & Associates, L.L.C. (the "Company") pursuant to the New Jersey Limited Liability Company Act; and

WHEREAS, the Members entered into an Operating Agreement for the Company, dated November 1994; and

WHEREAS, the Members desire to amend the Operating Agreement, pursuant to Article 27 thereof, in accordance with the terms and provisions set forth below.

NOW, THEREFORE, the Members do hereby agree as follows:

1. INCORPORATION BY REFERENCE

Subject to the provisions of this Amendment, the definitions, terms and conditions of the Operating Agreement are incorporated in this Amendment by reference in the same manner and to the same extent as if such definitions, terms and conditions were fully set forth in this Amendment.

2. AMENDMENT OF OPERATING AGREEMENT

2.1 Subparagraph 4.1(a) of the Operating Agreement be and the same is hereby amended to read as follows:

4.1 The Company shall commence upon the filing of the Certificate of Formation, and shall continue in full force and effect until May 1, 2024, provided, however, that the Company shall be dissolved prior to such date upon the happening of any of the following events:

(a) The mutual written consent of the Members to dissolve the Company; provided, however, that the Company may not be dissolved by mutual consent prior to December 31, 2000.

Exhibit C

2.2 Subparagraph 11.3(c) of the Operating Agreement be and the same is hereby amended to read as follows:

The Managing Member may be removed or replaced any any time after December 31, 2000 by a majority in interest of the Members, but if the Managing Member is removed, he shall be entitled to receive $315,000.00 reduced by the payments already received pursuant to Section 11.3(b), together with any other fees earned prior to his removal.

2.3 Except as modified by Subparagraphs 2.1 and 2.2 of this Agreement, all of the terms and conditions of the Operating Agreement shall remain in full force and effect.

3. COVENANT OF FURTHER ASSURANCES

The Members agree that they shall execute and deliver any and all additional writings, instruments, and other documents and take such further action as shall reasonably be required in order to effectuate the provisions of this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Operating Agreement as of the day and year first above written.

/ss/ Lawrence Seidman
-----------------------
LAWRENCE SEIDMAN

/ss/ Sonia Seidman
-----------------------
SONIA SEIDMAN

[SIGNATURES CONTINUED ON NEXT PAGE]

SEIDCAL ASSOCIATES, L.L.C.

By:----------------------

/ss/ Brant B. Cali
-----------------------
Brant B. Cali, Member

/ss/ Paul Schmidt
-----------------------
PAUL SCHMIDT

/ss/ Richard Greenberg
-----------------------
RICHARD GREENBERG

Exhibit C

LAWRENCE B. SEIDMAN, ESQ.
Lanidex Executive Center
100 Misty Lane
P. O. BOX 5430
Parsippany, New Jersey 07054
(973) 560-1400
March 30, 1999

Mr. Brant Cali, Executive Vice President
Mack-Cali Real Estate Corporation
11 Commerce Drive
Cranford, NJ 07016

Dear Brant:

This will confirm the agreement reached last week with Angelo and John whereby my annual management fee from Seidman & Associates, LLC, provided for in 11.3(b) of the Operating Agreement, shall be increased from $125,000 to $250,000.

                                     Very truly yours,

                     /ss/ Lawrence B. Seidman
                                     LAWRENCE B. SEIDMAN

LS:rr

Exhibit C

SECOND AMENDMENT TO OPERATING AGREEMENT
FOR SEIDMAN & ASSOCIATES, L.L.C.

THIS AMENDMENT is made on October 5, 2000, by and between LAWRENCE B. SEIDMAN, having an address at 19 Veteri Place, Wayne, New Jersey 07470; SONIA SEIDMAN, having an address at 19 Veteri Place, Wayne, New Jersey 07470; SEIDCAL ASSOCIATES, L.L.C., A New Jersey limited liability company, having an address c/o Mack-Cali Realty Corporation, 11 Commerce Drive, Cranford, New Jersey 07016; PAUL SCHMIDT, having an address at 159 Clinton Place, Hackensack, New Jersey 07601; FLORHAM PORTFOLIO ASSOCIATES, L.L.C., having an address at 26 Columbia Turnpike, Florham Park, NJ 07932; and RICHARD S. GREENBERG, having an address at 100 Misty Lane, Parsippany, New Jersey 07054 (hereinafter referred to collectively as the "Members").

W I T N E S S E T H:

WHEREAS, the Members previously formed a limited liability company known as Seidman & Associates, L.L.C. (the "Company") pursuant to the New Jersey Limited Liability Company Act; and

WHEREAS, the Members entered into an Operating Agreement for the Company, dated November 1994; and

WHEREAS, the Members desire to amend the Operating Agreement, pursuant to Article 27 thereof, in accordance with the terms and provisions set forth below.

NOW, THEREFORE, the Members do hereby agree as follows:

1. INCORPORATION BY REFERENCE

Subject to the provisions of this Amendment, the definitions, terms and conditions of the Operating Agreement are incorporated in this Amendment by reference in the same manner and to the same extent as if such definitions, terms and conditions were fully set forth in this Amendment.

2. AMENDMENT OF OPERATING AGREEMENT

2.1 Subparagraph 4.1(a) of the Operating Agreement be and the same is hereby amended to read as follows:

4.1 The Company shall commence upon the filing of the Certificate of Formation, and shall continue in full force and effect until May 1, 2024, provided, however, that the Company shall be dissolved prior to such date upon the happening of any of the following events:

(a) The mutual written consent of the Members to dissolve the Company; provided, however, that the Company may not be dissolved by mutual consent prior to December 31, 2003.

2.2 Subparagraph 11.3(c) of the Operating Agreement be and the same is hereby amended to read as follows:

Exhibit C

The Managing Member may be removed or replaced at any time after December 31, 2003 by a majority in interest of the Members, but if the Managing Member is removed, he shall be entitled to receive $900,000.00 reduced by the payments already received pursuant to Section 11.3(b), together with any other fees earned prior to his removal.

2.3 Except as modified by Subparagraphs 2.1 and 2.2 of this Agreement, all of the terms and conditions of the Operating Agreement shall remain in full force and effect.

3. COVENANT OF FURTHER ASSURANCES

The Members agree that they shall execute and deliver any and all additional writings, instruments, and other documents and take such further action as shall reasonably be required in order to effectuated the provisions of this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment to Operating Agreement as of the day and year first above written.

/ss/ Lawrence B. Seidman
-----------------------------------
LAWRENCE B. SEIDMAN

SEIDCAL ASSOCIATES, L.L.C.

By: /ss/ Brant B. Cali
-----------------------------------------
BRANT B. CALI, MEMBER

/ss/ Paul Schmidt
-----------------------------------------
PAUL SCHMIDT

FLORHAM PARK PORTFOLIO ASSOCIATES, L.L.C.

By: /ss/ Charles Kushner
-----------------------------------------
CHARLES KUSHNER

/ss/ Richard S. Greenberg
-----------------------------------------
RICHARD S.GREENBERG

Exhibit C

THIRD AMENDMENT TO OPERATING AGREEMENT
FOR SEIDMAN & ASSOCIATES, L.L.C.

THIS AMENDMENT is made on January , 2003, by and between LAWRENCE B. SEIDMAN, having an address at 19 Veteri Place, Wayne, New Jersey 07470; SONIA SEIDMAN, having an address at 19 Veteri Place, Wayne, New Jersey 07470; SEIDCAL ASSOCIATES, L.L.C., A New Jersey limited liability company, having an address c/o Mack-Cali Realty Corporation, 11 Commerce Drive, Cranford, New Jersey 07016 and PAUL SCHMIDT, having an address at 222 Grand Avenue, Englewood, NJ 07631; (hereinafter referred to collectively as the "Members").

W I T N E S S E T H:

WHEREAS, the Members previously formed a limited liability company known as Seidman & Associates, L.L.C. (the "Company") pursuant to the New Jersey Limited Liability Company Act; and

WHEREAS, the Members entered into an Operating Agreement for the Company, dated November 1994; and

WHEREAS, the Members desire to amend the Operating Agreement, pursuant to Article 27 thereof, in accordance with the terms and provisions set forth below.

NOW, THEREFORE, the Members do hereby agree as follows:

1. INCORPORATION BY REFERENCE

Subject to the provisions of this Amendment, the definitions, terms and conditions of the Operating Agreement are incorporated in this Amendment by reference in the same manner and to the same extent as if such definitions, terms and conditions were fully set forth in this Amendment.

2. AMENDMENT OF OPERATING AGREEMENT

2.1 Subparagraph 4.1(a) of the Operating Agreement be and the same is hereby amended to read as follows:

4.1 The Company shall commence upon the filing of the Certificate of Formation, and shall continue in full force and effect until May 1, 2024, provided, however, that the Company shall be dissolved prior to such date upon the happening of any of the following events:

(a) The mutual written consent of the Members to dissolve the Company; provided, however, that the Company may not be dissolved by mutual consent prior to December 31, 2006.

2.2 Subparagraph 11.3(c) of the Operating Agreement be and the same is hereby amended to read as follows:

The Managing Member may be removed or replaced at any time after December 31, 2006 by a majority in interest of the Members, but if the Managing Member is removed, he shall be

Exhibit C

entitled to receive $1,200,000.00 reduced by the payments already received pursuant to Section 11.3(b), together with any other fees earned prior to his removal.

2.3 Except as modified by Subparagraphs 2.1 and 2.2 of this Agreement, all of the terms and conditions of the Operating Agreement shall remain in full force and effect.

3. COVENANT OF FURTHER ASSURANCES

The Members agree that they shall execute and deliver any and all additional writings, instruments, and other documents and take such further action as shall reasonably be required in order to effectuated the provisions of this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment to Operating Agreement as of the day and year first above written.

/ss/ Lawrence B. Seidman
-----------------------------------
LAWRENCE B. SEIDMAN

/ss/ Sonia Seidman
-----------------------------------
SONIA SEIDMAN

SEIDCAL ASSOCIATES, L.L.C.

By: /ss/ Brant B. Cali
----------------------------------
BRANT B. CALI, MEMBER

/ss/ Paul Schmidt
----------------------------------
PAUL SCHMIDT

Exhibit C

FOURTH AMENDMENT TO OPERATING AGREEMENT
FOR SEIDMAN & ASSOCIATES, L.L.C.

THIS FOURTH AMENDMENT is made on February 4, 2004, by and between LAWRENCE B. SEIDMAN, having an address at 19 Veteri Place, Wayne, New Jersey 07470; SONIA SEIDMAN, having an address at 19 Veteri Place, Wayne, New Jersey 07470; SEIDCAL ASSOCIATES, L.L.C., A New Jersey limited liability company, having an address c/o Mack-Cali Realty Corporation, 11 Commerce Drive, Cranford, New Jersey 07016; and PAUL SCHMIDT, having an address at 222 Grand Avenue, Englewood, NJ 07631.

W I T N E S S E T H:

WHEREAS, the Members previously formed a limited liability company known as Seidman & Associates, L.L.C. (the "Company") pursuant to the New Jersey Limited Liability Company Act; and

WHEREAS, the Members entered into an Operating Agreement for the Company, dated November 1994; and

WHEREAS, the Members do hereby agree as follows:

1. INCORPORATION BY REFERENCE

Subject to the provisions of this Amendment, the definitions, terms and conditions of the Operating Agreement are incorporated in this Amendment by reference in the same manner and to the same extent as if such definitions, terms and conditions were fully set forth in this Amendment.

2. AMENDMENT OF OPERATING AGREEMENT

The Following shall be added as a new 9.5 Section Hot Issues:

In the event the Managing Member decides to invest in securities which are the subject of a public distribution and which the Managing Member, in his sole discretion, believes may become a "hot issue" as that term is defined in Article III, Section 1 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (the "Association"), such investment shall be made in accordance with the following provisions:

(a) any such investment made in a particular Fiscal Period shall be made in a special account (the "Hot Issues account");

(b) only those Members who do not fall within the proscription of Article III, section 1 of said Rules of Fair Practice ("Unrestricted Members") shall have any beneficial interest in the Hot Issues Account;

(c) each Unrestricted Member shall have a beneficial interest in the Hot Issues Account for any Fiscal Period in the proportion which (i)a such Unrestricted Partner's Capital account as of the beginning of the Fiscal Period bore to (ii) the sum of the Capital Accounts of all Unrestricted Members as of the beginning of such fiscal Period.

Exhibit C

(d) Funds required to make a particular investment shall be transferred to the Hot Issues account from the regular account of the Company; securities involved in the public distribution shall be purchased in the Hot Issues Account, held in the Hot Issues Account and eventually sold from the Hot Issues Account or transferred to the regular account at fair market value as of the day of transfer as determined by the Managing Member with such transfer being treated as a sale; if such securities are sold from the Hot Issues account, the proceeds of the sale shall be transferred from the Hot Issues account to the regular account of the Company.

(e) as of the last day of each Fiscal Period in which a particular investment or investments are held in the Hot Issues Account: (A) interest shall be debited to the Capital Accounts of the Unrestricted Members in accordance with their beneficial interest in the Hot Issues Account at the interest rate being paid by the Company from time to time for borrowed funds during the period in that Fiscal Period that funds from the regular account have been held in or made available to the particular Hot Issues Account or, if no such funds are being borrowed during such period, the interest rate that the Managing Member determines would have been paid if funds had been borrowed by the Company during such period; and such interest shall be credited to the Capital Accounts of all the Members and the Managing Member, in the proportions which (i) each Member's Capital Account as of the beginning of such Fiscal Period bore to (iii) the sum of the Capital accounts of all Members as of the beginning of such Fiscal Period and (B) any Net Profits or Net Losses during such Fiscal Period with respect to the Hot Issues Account shall be allocated to the Capital accounts of the Unrestricted Members in accordance with their beneficial interest in the Hot Issues Account during such Fiscal Period; provided, however, that the amount of such interest shall not exceed the amount of profit accrued in the Hot Issues Account; and

(f) the determination of the Managing Member as to whether a particular Member falls within the proscription of Article III, Section I of said Rules of Fair Practice shall be final.

IN WITNESS WHEREOF, the parties hereto have executed this Third Amendment as of the day and year first above written.

/ss/Lawrence B. Seidman
-------------------------
Lawrence B. Seidman

/ss/ Sonia Seidman
-------------------------
Sonia Seidman

SEIDCAL ASSOCIATES, L.L.C.

By: /ss/Brant B. Cali
----------------------
Brant B. Cali, Member

/ss/ Paul Schmidt
-------------------------
Paul Schmidt

Exhibit C

FIFTH AMENDMENT TO OPERATING AGREEMENT
FOR SEIDMAN & ASSOCIATES, L.L.C.

THIS FIFTH AMENDMENT is made on September 15, 2004, by and between Lawrence B. Seidman, having an address at 19 Veteri Place, Wayne, New Jersey 07470; SONIA SEIDMAN, having an address at 19 Veteri Place, Wayne, New Jersey 07470; SEIDCAL ASSOCIATES, L.L.C., A New Jersey limited liability company, having an address c/o Mack-Cali Realty Corporation, 11 Commerce Drive, Cranford, New Jersey 07016; and Paul Schmidt, having an address at 222 Grand Avenue, Englewood, NJ 07631.

W I T N E S S E T H:

WHEREAS, the Members previously formed a limited liability company known as Seidman & Associates, L.L.C. (the "Company") pursuant to the New Jersey Limited Liability Company Act; and

WHEREAS, the Members entered into an Operating Agreement for the Company, dated November 1994; and

WHEREAS, the Members desire to amend the Operating Agreement, pursuant to Article 27 thereof, in accordance with the terms and provisions set forth below.

1. INCORPORATION BY REFERENCE

Subject to the provisions of this Amendment, the definitions, terms and conditions of the Operating Agreement are incorporated in this Amendment by reference in the same manner and to the same extent as if such definitions, terms and conditions were fully set forth in this Amendment.

2. AMENDMENT OF OPERATING AGREEMENT

2.1 Subparagraph 11.3(b) and (c) of the Operating Agreement be and the same are hereby amended to read as follows:

11.3 (b) The Managing Member shall devote a significant amount of his time and efforts to furthering the business and investments of the Company and any other corporations and partnerships formed to invest in the stock in private and public companies or real estate assets and mortgages. The Managing Member shall also be permitted to perform consulting and legal services for Environmental Waste Management Associates, Inc., its principal shareholders, Richard Greenberg, and for Glenn Woo and other real estate related clients. In compensation for his services as manager, the Managing Member shall be paid annual compensation equal to 3.00%, payable quarterly at the rate of .0075%, of the value of the assets of the Company.

11.3 (c) The Managing Member may be removed or replaced at any time by a majority in interest of the Members, but if the Managing Member is removed, he shall be entitled to receive One Hundred (100%) percent of any future fees pursuant to this Agreement based upon the value of the Partnership on the removal date, reduced by the payments already received pursuant to Section 11.3(b).

Exhibit C

2.2 Except as modified by Subparagraph 2.1 of this Agreement all of the terms and conditions of the Operating Agreement shall remain in full force and effect.

3. COVENANT OF FUTHER ASSURANCES

The Members agree that they shall execute and deliver any and all additional writings, instruments, and other documents and take such further action as shall reasonably be required in order to effectuated the provisions of this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Fifth Amendment as of the day and year first above written.
/ss/Lawrence B. Seidman
-------------------------
Lawrence B. Seidman

/ss/Sonia Seidman
-------------------------
Sonia Seidman

SEIDCAL ASSOCIATES, L.L.C.

By:/ss/Brant B. Cali
-------------------------
Brant B. Cali, Member

/ss/Paul Schmidt
------------------------
Paul Schmidt

Exhibit C
SIXTH AMENDMENT TO
OPERATING AGREEMENT
OF
SEIDMAN & ASSOCIATES L.L.C

This Sixth Amendment to Operating Agreement dated as of September 7, 2005 by and among the parties who are Members in Seidman & Associates L.L.C.

STATEMENT OF FACTS

By execution of that certain Operating Agreement (the “Original Agreement”) for Seidman & Associates L.L.C. (the “LLC”) dated November 30, 1994, the LLC was formed. The Original Agreement was amended by a First Amendment to Operating Agreement dated July 1998 to provide mutual written consent to dissolve the Company and remove or replace Managing Members at any time after December 31, 2000 with an entitlement to $315,000.00, by a Second Amendment to Operating Agreement dated October 5, 2000 to provide mutual written consent to dissolve the Company and remove or replace Managing Members at any time after December 31, 2003 with an entitlement to $900,000.00, by a Third Amendment to Operating Agreement dated January 2003 to provide mutual written consent to dissolve the Company and remove or replace Managing Members at any time after December 31, 2006 with an entitlement to $1,200,000.00, by a Fourth Amendment to Operating Agreement dated February 4, 2004 to provide for a new 9.5 Section Hot Issues, and by a Fifth Amendment to Operating Agreement dated September 15, 2004 to require the Managing Member to devote time and efforts to further the business and investments of the Company, provide for an annual compensation equal to 3.00% payable quarterly at the rate of .0075% of the value of the assets of the Company, and the Managing Member may be removed or replaced at any time by a majority in interest of the Members, once removed, the entitlement would be 100% of any future fees pursuant to this Agreement based on the value of the Partnership and on removal date, reduced by the payments already received. The Original Agreement, as modified by the First, Second, Third, Fourth and Fifth Amendment to Operating Agreement, is hereinafter referred to as the “Agreement”. The Members have agreed to amend the Agreement on the terms and conditions set forth below.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.	All terms used in this Amendment and not defined herein shall be as defined in the Agreement.

The Management Term shall mean a term expiring December 31, 2009.

2.	A Member who shall have been a Member for at least eight full Fiscal
Quarters shall have the right, as of the end of any Fiscal Year, or at other times at the discretion of the Manager to withdraw all or a portion of the amount of his/her Capital Account, so long as the Manager receives written notice of the intended withdrawal not less than ninety (90) days prior to the withdrawal, stating the amount to be withdrawn. In no event, however, shall a Member be permitted to withdraw any amounts from his Capital Account in excess of the positive balance of his Capital Account. If the amount of a

Exhibit C

Member’s withdrawal represents less than seventy-five percent (75%) of the Member’s Capital Account, the Member will receive the proceeds of the withdrawal within thirty (30) days after the date of withdrawal. If the amount of a Member’s withdrawal represents seventy-five percent (75%) or more of the Member’s Capital Account, the Member will receive seventy-five percent (75%) of his Capital Account within thirty (30) days after the date of withdrawal and the remainder of the amount withdrawn within ten (10) days after the Partnership has received the quarterly financial statements from its independent certified public accountants. If a Member requests withdrawal of capital, which would reduce his/her Capital Account below the amount of his/her initial Capital Contribution, the Manager may treat such request as a request for withdrawal of all such Member’s Capital Account. The distribution of any amount withdrawn by a Member may take the form of cash and/or marketable securities as determined by the Investment Manager in his sole discretion. A Member who requests a withdrawal shall be subject to a charge determined by the Manager in his sole discretion, to cover the costs related to such transaction.

IN WITNESS WHEREOF, the parties hereto have executed this Sixth Amendment as of the day and year first above written.

/ss/ Lawrence B. Seidman

Lawrence B. Seidman

/ss/ Sonia Seidman

Sonia Seidman

SEIDCAL ASSOCIATES, L.L.C.

/ss/ Brant B. Cali
By:
Brant B. Cali, Member

/ss/ Paul Schmidt

Paul Schmidt

Exhibit D

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

October 15, 2005

Exhibit D

SEIDMAN INVESTMENT PARTNERSHIP, L.L.P.

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

Table of Contents

1. Definitions
Act
Affiliate
Agreement
Allocation Date
Association
Capital Account
Capital Contribution
Certificate
Code
Fiscal Period
Fiscal Quarter
Fiscal Year
Incentive Allocation
Indemnitee
NASDAQ
Net Profit
Net Loss
New Issues Account
Partners
Partnership Party
Partnership Percentage
Recoupment Allocation
Securities
Unrestricted Partners

2. Organization.
3. Name of Partnership.
4. Principal Office, Resident Agent, Registered Office.
5. Term of the Partnership.
6. Purposes
7. Contributions of the Partners; New Partners.
8. Capital Accounts.

Exhibit D
9. Adjustments to Capital Accounts.
10. New Issues.
11. Valuation.
12. Determination by General Partner of Certain Matters.
13. Liability of Partners
14. Rights and Duties of the General Partner
15. Expenses.
16. Administrative Fee.
17. Limitation on Powers of Limited Partners.
18. Other Business Ventures.
19. Limitation on Assignability of Interest of Limited Partners.
20. Withdrawals by a Limited Partner.
21. Withdrawals by the General Partner and Affiliates.
22. Dissolution and Winding Up of the Partnership.
23. Accounting and Reports.
24. Books and Records.
25. Indemnification.
26. Amendment of Partnership Agreement.
27. Notices.
28. Agreement Binding Upon Successors and Assigns.
29. Governing Law.
30. Consents.
31. Miscellaneous.

Exhibit D

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of Seidman Investment Partnership, L.P. (the “Partnership”), dated as of October 15, 2005, by and between Veteri Place Corporation (“Veteri”), as the General Partner (the “General Partner”) and the persons and entities, identified on a schedule on file at the offices of the Partnership, who have executed this Agreement, either directly or indirectly by an attorney-in-fact, as limited partners (the “Limited Partners”).

PREMISES:

A.  The Partnership was organized in accordance with the New Jersey revised Uniform Limited Partnership act by the filing by the General Partner of a Certificate of Limited Partnership with the office of the Secretary of State of the State of New Jersey on January 17, 1995.

B.  The Partnership’s Agreement of Limited Partnership was amended and restated as of January 5, 1995.

C.  The General Partner, pursuant to the authority granted to him under section 26 of the Agreement, desires to further amend the Partnership’s Agreement of Limited Partnership and to restate the same.

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, effective as of October 15, 2005, it is hereby agreed as follows:

1.  Definitions

In addition to the terms defined above, the following terms shall have the following meaning when used in this Agreement:

(a)  “Act” shall mean the New Jersey Revised Uniform Limited Partnership Law, as amended from time to time.

(b)  “Affiliate” shall mean any person performing services on behalf of the Partnership who (i) directly or indirectly controls, is controlled by, or is under common control with the General Partner; (ii) is any company of which the General Partner or its controlling shareholder is an officer, director, partner or trustee; (iii) a member of the family of the controlling shareholder of the General Partner; or (iv) an Individual Retirement Account or similar trust for the benefit of the General Partner or one or more of its affiliates.

(c)  “Agreement” shall mean this Amended and Restated Agreement of Limited Partnership, as hereafter amended, modified, supplemented or restated from time to time.

(d)  “Allocation Date” shall have the meaning set forth in Section 9.

(e)  “Association” shall have the meaning set forth in Section 10.

Exhibit D

(f)  “Capital Account” shall mean an account described in Section 8 of this Agreement.

(g)  “Capital Contribution” shall have the meaning set forth in Section 7(a)

(h)  “Certificate” shall mean the Partnership’s Certificate of Limited Partnership as defined in Section 2 of this Agreement.

(i)  “Code” shall mean the Internal Revenue code of 1986, as amended, or successor provision of law, and the regulations issued thereunder.

(j)  “Fiscal Period” shall mean the period beginning on the day immediately succeeding the last day of the immediately preceding Fiscal Period and ending on the earliest occurring of the following:

(i)  The last day of the Fiscal Year;

(ii)  The day immediately preceding the day on which a new Partner is admitted to the Partnership;

(iii)  The day immediately preceding the date on which a Partner makes an additional capital contribution to the Partner’s Capital Account;

(iv)  The day on which a Partner withdraws, in whole or in part, the amount of his or its Capital Account; or

(v)  The date of dissolution of the Partnership in accordance with Section 5 of this Agreement.

(k)  “Fiscal Quarter” shall mean a fiscal quarter of the Partnership.

(l)  “Fiscal Year” shall mean the fiscal year of the Partnership, which shall be the calendar year.

(m)  “Incentive Allocation” shall have the meaning set forth in Section 9(a)(ii).

(n)  “Indemnitee” shall have the meaning set forth in Section 25(a).

(o)  “NASDAQ” shall have the meaning set forth in Section 11(b).

(p)  “Net Profit” of the Partnership shall mean, with respect to any Fiscal Period, the excess of the aggregate revenue, income and gains (realized and unrealized) earned on a cash basis (or other appropriate basis as determined by the General Partner) during the Fiscal Period by the Partnership from all sources over the expenses and losses (realized and unrealized), incurred on a cash basis (or other appropriate basis as determined by the General Partner), during the Fiscal Period by the Partnership.

Exhibit D

(q)  “Net Loss” of the Partnership shall mean, with respect to any Fiscal Period, the excess of all expenses and losses (realized and unrealized) incurred on a cash basis (or other appropriate basis as determined by the General Partner) during the Fiscal Period by the Partnership over the aggregate revenue, income and gains (realized and unrealized) earned on the cash basis (or other appropriate basis as determined by the General Partner) during the Fiscal Period by the Partnership from all sources.

(r)  “New Issues Account” shall have the meaning set forth in Section 10(a).

(s)  “Partners” shall mean, collectively, (i) the Limited Partners and (ii) the General Partner; and “Partner” shall mean any such Limited Partner or the General Partners individually.

(t)  “Partnership Party” shall have the meaning set forth in Section 31(f).

(u)  “Partnership Percentage” shall mean a percentage established for each Partner on the Partnership’ books as of the first day of each Fiscal Period. The Partnership Percentage of a Partner for a Fiscal Period shall be determined by dividing the amount of the Partner’s Capital Account as of the beginning of the Fiscal Period by the sum of the Capital Accounts of all of the Partners as of the beginning of the Fiscal Period. The sum of the Partnership Percentages for all Partners for each Fiscal Period shall equal one hundred percent (100%).

(v)  “Recoupment Allocation” shall have the meaning set forth in Section 9(c).

(w)  “Securities” shall mean “securities” as defined in Section 2(a)(1) of the Securities Act of 1933, as amended.

(x)  “Unrestricted Partners” shall have the meaning set forth in Section 10(b).

2.  Organization.

The General Partner has executed a Certificate of Limited Partnership pursuant to the provisions of the Act (the “Certificate”) and has cause the Certificate to be filed as required by the Act. The General Partner shall also execute and record all amendments to the Certificate or additional certificates as may be required by this Agreement or by law.

3.  Name of Partnership.

The name of the Partnership shall be Seidman Investment Partnership, L.P. or such other name as the General Partner may from time to time designate.

4.  Principal Office, Resident Agent, Registered Office.

The principal office of the Partnership is 100 Misty Lane, Parsippany, New Jersey 07054 or any other place determined by the General Partner. The Partnership’s phone number is (973) 560-1400, Ext. 108. The name and address of the registered agent for service of process in the State of New Jersey is Lawrence B. Seidman, 100 Misty Lane, Parsippany, New Jersey 07054. The address of the registered office of the Partnership in the State of New Jersey is c/o Lawrence B. Seidman, 100 Misty Lane, Parsippany, New Jersey 07054.

Exhibit D

5.  Term of the Partnership.

(a)  The term of the Partnership, having commenced on the date the Certificate was filed, shall continue until the first of the following events occurs:

(i)  December 31, 2014;

(ii)  a written consent to dissolution of the Partnership by all Partners;

(iii)  upon the General Partner ceasing to be general partner as a result of doing or being subject to one or more of the following:

(A)  withdrawing from the Partnership in accordance with Section 21 of this Agreement;

(B)  assigning all of its interest in the Partnership except to an affiliate of the General Partner;

(C)  making an assignment for the benefit of its creditors;

(D)  filing a voluntary petition in bankruptcy;

(E)  being adjudged bankrupt or insolvent or having entered against it an order of relief in any bankruptcy or insolvency proceeding;

(F)  filing a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation;

(G)  filling an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation;

(H)  seeking, consenting to, or acquiescing in the appointment of, a trustee, receiver, or liquidator of all or any substantial part of its properties;

(I)  being the subject of any proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation, which proceeding shall have continued for one hundred and twenty (120) days after the commencement thereof; or the appointment of a trustee, receiver, or liquidator for the General Partner or all or any substantial part of its properties without its consent or acquiescence, which appointment is not vacated or stayed for ninety (90) days after the expiration of the stay during which period the appointment is not vacated;

(J)  the death of the General Partner or of any person controlling the General Partner; or

Exhibit D

(K)  the entry by a court of competent jurisdiction adjudicating the General Partner, or any person controlling the General Partner, incompetent to manage his person or his property; or

(iv)  upon issuance of a non-appealable decree of dissolution of the Partnership by a New Jersey Court of competent jurisdiction.

(b)  If any one or more of the termination events listed in this Section 5 occurs, the Partnership shall be dissolved and its affairs wound up as provided in Section 22 of this Agreement.

6.  Purposes

The Partnership is organized for the following purposes:

(a)  to invest and trade, on margin or otherwise, in Securities and other assets as set forth in the Partnership’s private placement memorandum;

(b)  to sell Securities short and cover short sales;

(c)  to lend funds or properties of the Partnership, either with or without security; and

(d)  to execute, deliver and perform all contracts and other undertakings, and engage in all activities and transactions, that the General Partner believes is necessary or advisable in carrying out the purposes specified in subsections (a), (b), and (c) of this Section 6, including without limitation:

(i)  to purchase, transfer or acquire in any manner and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to the investments described in subsection (a) of this Section 6; and

(ii)  to register or qualify the Partnership under any applicable Federal or state laws, or to obtain exemptions under those laws, if registration, qualification or exemption is deemed necessary by the General Partner.

7.  Contributions of the Partners; New Partners.

(a)  Each Partner shall make a contribution to the Partnership’s capital (“Capital Contribution”) in the amount set out in a subscription agreement executed by or on behalf of such Partner and identified on a schedule on file at the offices of the Partnership.

(b)  Any Partner may elect, with the consent of the General Partner to make an additional Capital Contribution, as of the first day of any Fiscal Quarter. The General Partner may, in its sole discretion, permit additional Capital Contributions to be made more frequently than quarterly.

(c)  No Partner shall be required to make any additional Capital Contributions.

(d)  Capital Contributions made by Limited Partners must be in cash.

Exhibit D

(e)  The General Partner shall have the right, but not the obligation, to admit new Partners to the Partnership as of the first day of any Fiscal Quarter. The General Partner may, however, in its sole discretion, admit new Partners more frequently than quarterly.

8.  Capital Accounts.

A Capital Account shall be established for each Partner. For the Fiscal Period during which a Partner is admitted to the Partnership, such Partner’s Capital Account shall equal the amount of such Partner’s initial Capital Contribution. For each subsequent Fiscal Period, such Partner’s Capital Account will equal the sum of the amount of such Partner’s Capital Account as finally adjusted for the immediately preceding Fiscal Period and the amount of any additional Capital Contribution made by such Partner as of the first day of the current Fiscal Period.

9.  Adjustments to Capital Accounts.

At the end of each Fiscal Quarter and at the end of each Fiscal Period (each an “Allocation Date”), the Capital Accounts of the Partners shall be adjusted in the following manner:

(a)  Subject to the provisions of subsection (c) of this Section 9, Net Profits of the Partnership for the current Fiscal Year shall be credited as follows:

(i)  Net Profits for the Fiscal Year from the prior Allocation Date shall be allocated to all Partners in proportion to their respective Capital Accounts; and

(ii)  Twenty percent (20%) of the amount of Net Profits allocated to the Capital Accounts of the Limited Partners pursuant to clause (i) above (the “Incentive Allocation”) shall be re-allocated to the General Partner or to any other Partner to whom the General Partner has assigned the right to receive a portion of such Incentive Allocation, and the Capital Accounts of each of the Limited Partners shall be adjusted proportionately; and

(iii)  If the Incentive Allocation pursuant to clause (ii) above from the beginning of the Fiscal Year exceeds twenty (20%) percent of the Net Profits of the Fiscal Year, such excess amount shall be re-allocated to the Limited Partners in proportion to their respective Capital Accounts..

(b)  Net Loss of the Partnership for any Fiscal Year shall be debited against the Capital Account of each Partner in proportion to and in accordance with the balance in the Capital Account of such Partner until the value of any Partner’s Capital Account becomes zero. Thereafter, any remaining Net Loss for such Fiscal Year shall be debited to Partners having positive balances in their Capital Accounts in proportion to those balances, until the value of each Partner’s Capital Account becomes zero. Thereafter, any remaining Net Loss for such Fiscal Year shall be debited to the Capital Account of the General Partner.

(c)  Anything in this Section 9 to the contrary notwithstanding, if any Net Losses are allocated to the Capital Account of any Limited Partner, such Limited Partner shall be entitled to a “Recoupment Allocation” of subsequent Net Profits of the Partnership, in an amount in proportion to such Partner’s Partnership Percentage, until such Net Loss shall have been eliminated. The amount of Net Profits allocated as a Recoupment Allocation shall not exceed, but shall reduce, the amount of Net Profits otherwise allocable to the General Partner as the Incentive Allocation pursuant to Section 9(a) (ii) hereof. If a Limited Partner who is entitled to a Recoupment Allocation shall withdraw any portion of such Partner’s Capital Account, the amount of Recoupment Allocation to which such Partner is entitled shall be reduced in proportion to the amount of capital withdrawn.

(d)  The amount of any withdrawal made by a Partner pursuant to Section 20 or Section 21 of this Agreement shall be debited against the Capital Account of such Partner.

Exhibit D
10.  New Issues.

In the event the General Partner decides to invest in securities which are the subject of a public distribution and which constitute a “new issue” as such term is defined in Rule 2790(i)(9) of the National Association of Securities Dealers, Inc. (the “Association”), such investment shall be made in accordance with the following provisions:

(a)  any such investment made in a particular Fiscal Period shall be made in a special account (the “New Issues Account”);

(b)  only those Partners who are not “restricted persons” as defined in Rule 2790(i)(10) of the Association or who are not otherwise prohibited by Rule 2790 from acquiring a beneficial interest in a new issue (“Unrestricted Partners”) shall have any beneficial interest in the New Issues Account;

(c)  each Unrestricted Partner shall have a beneficial interest in the New Issues Account for any Fiscal Period in the proportion which (i) a such Unrestricted Partner’s Capital Account as of the beginning of the Fiscal Period bore to (ii) the sum of the Capital Accounts of all Unrestricted Partners as of the beginning of such Fiscal Period.

(d)  Funds required to make a particular investment shall be transferred to the New Issues Account from the regular account of the Partnership; securities involved in the public distribution shall be purchased in the New Issues Account, held in the New Issues Account and eventually sold from the New Issues Account or transferred to the regular account at fair market value as of the day of transfer as determined by the General Partner with such transfer being treated as a sale; if such securities are sold from the New Issues Account, the proceeds of the sale shall be transferred from the New Issues Account to the regular account of the Partnership.

(e)  as of the last day of each Fiscal Period in which a particular investment or investments are held in the New Issues Account: (A) interest shall be debited to the Capital Accounts of the Unrestricted Partners in accordance with their beneficial interest in the New Issues Account at the interest rate being paid by the Partnership from time to time for borrowed funds during the period in that Fiscal Period that funds from the regular account have been held in or made available to the particular New Issues Account or, if no such funds are being borrowed during such period, the interest rate that the General Partner determines would have been paid if funds had been borrowed by the Partnership during such period; and such interest shall be credited to the Capital Accounts of all the Partners, both General and Limited, in the proportions which (i) each Partner’s Capital Account as of the beginning of such Fiscal Period bore to (iii) the sum of the Capital Accounts of all Partners as of the beginning of such Fiscal Period and (B) any Net Profits or Net Losses during such Fiscal Period with respect to the New Issues Account shall be allocated to the Capital Accounts of the Unrestricted Partners in accordance with their beneficial interest in the New Issues Account during such Fiscal Period; provided, however, that the amount of such interest shall not exceed the amount of profit earned in the New Issues Account as determined by the General Partner; and

(f)  the determination of the General Partner as to whether a particular Partner qualifies as an Unrestricted Partner shall be final.

11.  Valuation.

The Partnership’s assets shall be valued by the General Partner, acting in its sole discretion, in accordance with the following principles:

(a)  Any Security that is listed on a national securities exchange will be valued at its last sale price on the date of determination as recorded by the composite tape system, or if no sales occurred on that day, at the mean between the closing “bid” and “asked” prices on that day as recorded by the system or the exchange, as the case may be;

(b)  Any Security that is a National Market Security will be valued at its last sale price on the date of determination as reported by the National Association of Securities dealers automated quotations system (“NASDAQ”) or if no sale occurred on that day, at the mean between the closing “bid” and “asked” prices on that day as reported by NASDAQ:

Exhibit D

(c)  Any Security not listed on a national securities exchange and not a National Market Security will be valued at the mean between the closing “bid” and “asked” prices on the date of determination as reported by NASDAQ or, if not so reported, as reported in the over-the-counter market in the United States;

(d)  An option shall be valued at the last sales price or, in the absence of a last sales price, the last offer price; and

(e)  All other Securities shall be assigned the value that the General Partner in good faith determines.

12.  Determination by General Partner of Certain Matters.

(a)  All matters concerning the valuation of Securities, the allocation of profits, gains and losses among the Partners, including the taxes on them and accounting procedures, not specifically and expressly provided for by the terms of this Agreement, shall be determined in good faith by the General Partner, whose determination shall be final, binding and conclusive upon all of the Partners.

(b)  Gains, losses, and expenses of the Partnership for each Fiscal Period shall be allocated among the Partners for income tax purposes in a manner so as to reflect, as nearly as possible, the amounts credited or charged to each Partner’s Capital Account pursuant to Section 9 of this Agreement.

(c)  The General Partner shall have the power to make all tax elections and determinations for the Partnership, and to take any and all action necessary under the Code or other applicable law to effect those elections and determinations. All such elections and determinations by the General Partner shall be final, binding and conclusive upon all Partners.

Exhibit D
13.  Liability of Partners.

(a)  The General Partner shall not be obligated to contribute cash or other assets to the Partnership to make up deficits in its Capital Account or in the Capital Accounts of the Limited Partners either during the term of the Partnership or upon liquidation. The General Partner shall be liable for all debts and obligations of the Partnership to the extent that the Partnership is unable to pay such debts and obligations up to the extent of Veteri’s capital.

(b)  The doing of any act or the failure to do any act by the General Partner, the effect of which may cause or result in loss, liability, damage or expense to the Partnership or any Partner shall not subject the General Partner to any liability to the Partnership or to any Partner, except that the General Partner may be so liable if it has acted in bad faith, or has committed gross misconduct or was grossly negligent.

(c)  A Limited Partner will not be liable for any debts or bound by any obligations of the Partnership except to the extent set forth in subsections (d), (e) and (f) of this Section 13.

(d)  A Limited Partner who has received the return of any part of such Partner’s Capital Contribution without violation of this Agreement or the Act shall not be liable to the Partnership or its creditors.

(e)  A Limited Partner who has received the return of any part of such Partner’s Capital Contribution in violation of this Agreement or the Act shall be liable to the Partnership for a period of six (6) years thereafter for the amount of the Capital Contribution wrongfully returned.

(f)  A Limited Partner may be liable to the Partnership or creditors of the Partnership for any amounts distributed if, and to the extent that, at the time of the distribution, he actually knew that, after giving effect to the distribution, all liabilities of the Partnership, other than liabilities to Partners on account of their interest in the Partnership, exceeded the fair value of the Partnership’s assets.

14.  Rights and Duties of the General Partner

(a)  The General Partner shall have the exclusive right to manage and control the affairs of the Partnership, and shall have the power and authority to do all things necessary or proper to carry out the purposes of the Partnership. The General Partner shall devote an amount of time and attention that the General Partner in its sole discretion deems necessary or appropriate.

(b)  Without limiting the generality of the foregoing, the General Partner shall have full power and authority:

(i)  to engage independent agents, investment advisors, attorneys, accountants and custodians as the General Partner deems necessary or advisable for the affairs of the Partnership;

(ii)  to receive, buy sell, exchange, trade, and otherwise deal in and with Securities and other property of the Partnership;

(iii)  to open, conduct and close accounts with brokers on behalf of the Partnership and to pay the customary fees and charges applicable to transactions in those accounts;

Exhibit D

(iv)  to open, maintain and close accounts, including margin accounts, with brokers and banks, and to draw checks and other orders for the payment of money by the Partnership;

(v)  to file, on behalf of the Partnership, all required local, state and Federal tax and other returns relating to the Partnership;

(vi)  to cause the Partnership to purchase or bear the cost of any insurance covering the potential liabilities of the General Partner and any associate, employee or agent of the General Partner arising out of the General Partner’s actions as General Partner under this Agreement;

(vii)  to cause the Partnership to purchase or bear the cost of any insurance covering the potential liabilities of any person serving as a director, officer or employee of an entity in which the Partnership has an investment or of which the Partnership is a creditor;

(viii)  to commence or defend litigation or submit to arbitration any claim or cause of action that pertains to the Partnership or any Partnership assets;

(ix)  to enter into, make and perform contracts, agreements and other undertakings, and to do any other acts, as the General Partner deems necessary or advisable for, or as may be incidental to, the conduct of the business of the Partnership, including, without limiting the generality of the foregoing, contracts, agreements, undertakings and transactions with any Partner or with any other person, firm or corporation having any business, financial or other relationship with any Partner or Partners:

(x)  to make or revoke elections pursuant to Section 754 of the Code to adjust the basis of the Partnership’s property as permitted by Sections 734(b) and 743(b) of the Code; and

(xi)  to designate a Tax Matters Partner for all purposes under the Code.

15.  Expenses.

The Partnership shall bear all expenses relating to its organization. The Partnership will bear the expenses of its administration, including, without limitations, the fees and expenses of the Partnership’s accountant and legal counsel, and the expenses of the Partnership’s investments.

16.  Administrative Fee.

The Partnership shall pay the General Partner as of the end of each Fiscal Quarter of the Partnership an administrative fee at an annual rate equal to 1% of the value of the Partnership’s assets.

17.  Limitation on Powers of Limited Partners.

No Limited Partner shall participate in the control of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for the Partnership or to bind the Partnership in any other way.

Exhibit D

18.  Other Business Ventures.

Each Partner agrees that each General Partner and its Affiliates and associates may engage in other business activities or possess interests in other business activities of every kind and description, independently or with others. These activities may include, without limitation, establishing a broker-dealer and investing in real estate and real estate related partnerships, and investing in, financing, acquiring and disposing of interests in Securities in which the Partnership may from time to time also invest, or in which the Partnership is able to invest or otherwise may have any interest. The Limited Partners agree that the General Partner and its affiliates may act as general partner of other partnerships, including investment partnerships.

19.  Limitation on Assignability of Interest of Limited Partners.

(a)  No Limited Partner may assign or otherwise transfer or encumber his or its interest in the Partnership, in whole or in part, without the consent of the General Partner and without a written opinion of counsel to or approved by the General Partner that the proposed transfer (i) is consistent with all applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder, as from time to time in effect, as well as any applicable provisions of any state “blue sky” law; and (ii) would not result in the Partnership’s having to register as an investment company under the Investment Company Act of 1940, as amended.

(b)  Notwithstanding any other provision of this Agreement, any successor to any Limited Partner shall be bound by the provisions of this Agreement. Prior to recognizing any assignment of an interest in the Partnership that has been transferred in accordance with this Section 19, the General Partner may require the transferring Limited Partner to execute and acknowledge an instrument of assignment in form and substance satisfactory to the General Partner, and may require the assignee to agree in writing to be bound by all the terms and provisions of this Agreement, to assume all of the obligations of the assigning Limited Partner and to execute whatever other instruments or documents the General Partner deems necessary or desirable in connection with the assignment.

(c)  No Limited Partner shall have the right to have such Partner’s assignee admitted as a substitute Limited Partner, except upon the written consent of the General Partner, which consent may be withheld in the sole discretion of the General Partner.

(d)  Each Limited Partner hereby approves of the admission to the Partnership as a Limited Partner of any assignee who succeeds to the interest in the Partnership of a Limited Partner in accordance with the provisions of this Section 19.

20.  Withdrawals by a Limited Partner.

(a)  (i) A Limited Partner who shall have been a Limited Partner for at least eight full Fiscal Quarters plus one month shall have the right, as of the end of any Fiscal Quarter, or at other times at the discretion of the General Partner, to withdraw all or a portion of the amount of such Partner’s Capital Account, so long as the General Partner receives written notice of the intended withdrawal not less than ninety (90) days prior to the withdrawal, stating the amount to be withdrawn. In no event, however, shall a Limited Partner be permitted to withdraw any amounts from such Partner’s Capital Account in excess of the positive balance of such Partner’s Capital Account. If the amount of a Limited Partner’s withdrawal represents less than seventy-five (75%) of such Limited Partner’s Capital Account, such Limited Partner will receive the proceeds of the withdrawal within thirty (30)

Exhibit D

days after the date of withdrawal. If the amount of a Limited Partner’s withdrawal represents seventy-five (75%) or more of such Limited Partner’s Capital Account, the Limited Partner will receive seventy-five percent (75%) of such Partner’s Capital Account within thirty (30) days after the date of withdrawal and the remainder of the amount withdrawn within ten (10) days after receipt by the Partnership of financial statements from its independent certified public accountants pursuant to Section 23(c) of this Agreement. If a Limited Partner requests withdrawal of capital which would reduce such Partner’s Capital Account below the amount of such Partner’s initial Capital Contribution, the General Partner may treat such request as a request for withdrawal of all of such Partner’s Capital Account. The distribution of any amount withdrawn by a Limited Partner may take the form of cash and/or marketable securities as determined by the General Partner in his sole discretion.

(ii)  In the event of a proposed withdrawal of capital by the General Partner or its Affiliates pursuant to Section 21(a)(ii) of this Agreement, as a result of which the aggregate of the Capital Accounts of the General Partner and its Affiliates will be less than $50,000 (fifty thousand dollars), a Limited Partner shall have the right to withdraw all or a portion of the amount of such Partner’s Capital Account, so long as the General Partner receives written notice of the intended withdrawal not more than fifteen (15) days after the date of the notice of withdrawal by the General Partner or its Affiliate pursuant to said Section 21(a)(ii), stating the amount to be withdrawn. In such event the withdrawal by such Limited Partner shall be effective as of the effective date of the withdrawal by the General Partner or its Affiliates pursuant to said Section 21(a)(ii). The amount available for withdrawal shall be calculated after the adjustments to such Partner’s Capital Account provided for in Section 9 hereof, made as if the withdrawal date were the end of a Fiscal Year.

(b)  Any Limited Partner’s interest in the Partnership may be terminated by the Partnership at any time upon 5 days prior written notice, so long as the General Partner determines the termination to be in the best interest of the Partnership. In the event that a Limited Partner’s interest in the Partnership is terminated pursuant to this Section 20, the Limited Partner shall receive ninety percent (90%) of the value of such Partner’s Capital Account within one hundred eighty (180) days after written notice of termination is given by the Partnership and the remaining ten percent (10%) within ten (10) business days after receipt by the Partnership of financial statements from its independent certified public accountants pursuant to Section 23(c) of this Agreement with respect to the Fiscal Year in which such Partner’s interest in the Partnership is terminated.

21.  Withdrawals by the General Partner and Affiliates.

(a)  (i) The General Partner and each Limited Partner that is an Affiliate of the General Partner shall have the right to withdraw any amount of cash from its Capital Account as of the end of any Fiscal Year, without prior notification to the Limited Partners, provided that, after giving effect to such withdrawal, the aggregate Capital Accounts of the General Partner and its Affiliates are not less than $50,000 (fifty thousand dollars).

(ii)  Upon forty-five (45) days' prior notice to the Limited Partners, the General Partner or an Affiliate may withdraw any amount from its Capital Account as a result of which withdrawal the aggregate Capital Accounts of the General Partner and its Affiliates would be reduced below $50,000 (fifty thousand dollars).

Exhibit D

(b)  The General Partner may voluntarily resign or withdraw from the Partnership as of the end of any Fiscal Year upon sixty (60) days’ written notice sent to all Partners.

22.  Dissolution and Winding Up of the Partnership.

On dissolution of the Partnership caused by an event described in Section 5(a)(iii)(J) or (K) including the death of Lawrence Seidman, as controlling shareholder of the General Partner, or a determination by a court of competent jurisdiction that Mr. Seidman is incompetent to manage his person or property, the General Partner designates Mr. Richard Whitman of 100 Wall Street, New York, NY 10005 to act as liquidator of the Partnership to wind up the Partnership’s affairs, including the liquidation, in a commercially reasonable manner, of all securities and other assets held by the Partnership, and, in consultation with Mr. Neal Axelrod of 3 Marigold Court, Edison, NJ 08820, to distribute the Partnership’s assets in the following manner and order:

(a)  in satisfaction of the claims of all creditors of the Partnership, other than the General Partner;

(b)  in satisfaction of the claims of the General Partner as a creditor of the Partnership; and

(c)  any balance to the Partners in the relative proportions that their respective Capital Accounts bear to each other, those Capital Accounts to be determined as if the Fiscal Year ended on the date of the dissolution.

The foregoing appointment may be revoked, or a successor or additional liquidator appointed, at any time by an instrument in writing signed by the General Partner. In the event that Mr. Whitman shall be unable or unwilling to serve as liquidator of the Partnership, or in the event of the dissolution of the Partnership caused by any other event, Limited Partners holding a majority in interest of the Capital Accounts of the Limited Partners shall appoint one or more persons to act as liquidators of the Partnership to perform the services described above.

Any liquidator appointed hereunder may receive such compensation as shall be fixed, from time to time, by the General Partner.

23.  Accounting and Reports.

(a)  The records and books of account of the Partnership shall be reviewed as of the end of each Fiscal Year by the Partnership's accountants selected by the General Partner in its sole discretion.

(b)  As soon as practicable after the end of each Fiscal Year, the General Partner shall cause to be delivered to each person who was a Partner at any time during that Fiscal Year all information deemed necessary by the General Partner in its sole discretion for the preparation of such Partner’s income tax returns, including a Form 1065/Schedule K-1 statement showing such Partner’s share of Net Profit or Net Loss, deductions and credits for such year for Federal income tax purposes, and the amount of any distributions made to or for the account of such Partner pursuant to this Agreement.

(c)  The Partnership's accountants shall prepare and mail to each Partner, within ninety (90) days after the end of each Fiscal Year, an income statement for such Fiscal Year and a balance sheet as of the end of such Fiscal Year.

Exhibit D

(d)  The Partnership shall cause to be prepared and mailed to each Partner a report setting out as of the end of each Fiscal Quarter information determined by the General Partner to be appropriate.

(e)  The General Partner shall cause tax returns for the Partnership to be prepared and timely filed with the appropriate authorities.

24.  Books and Records.

The General Partner shall keep at the Partnership’s principal office:

(a)  books and records pertaining to the Partnership’s business showing all of its assets and liabilities, receipts and disbursements, realized profits and losses, Partners’ Capital Accounts and all transactions entered into by the Partnership;

(b)  a current list of the full name and last known home, business or mailing address of each Partner set out in alphabetical order;

(c)  a copy of the Certificate and all amendments to it, together with executed copies of any powers of attorney pursuant to which the Certificate and any amendments to it have been executed;

(d)  copies of the Partnership’s Federal, state and local income tax returns and reports, if any, for the three (3) most recent years; and

(e)  copies of this Agreement as amended from time to time.

All books and records of the Partnership required to be kept under this Section 24 shall be available for inspection by a Partner of the Partnership at the offices of the Partnership during ordinary business hours for any purpose reasonably related to the Partner’s interest as a Partner in the Partnership.

25.  Indemnification.

(a)  The Partnership shall indemnify the General Partner and any of its Affiliates (each an “Indemnitee”) to the fullest extent permitted by law and will hold Indemnitee harmless from and with respect to (i) all fees, costs and expenses incurred in connection with, or resulting from, any claim, action or demand against any Indemnitee that arises out of or in any way relates to the Partnership, its properties, business or affairs, and (ii) any losses or damages resulting from any such claim, action or demand, including amounts paid in settlement or compromise of the claim, action or demand.

(b)  No Indemnitee shall be indemnified by the Partnership with respect to any action or failure to act that constitutes bad faith, or that constitutes gross misconduct or gross negligence.

The Partnership may pay the expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding brought by a party against the Indemnitee that arises out of or is in any way related to the Partnership, its properties, business or affairs, upon receipt of an undertaking by the Indemnitee to repay the amount advanced by the Partnership if an adjudication or determination

Exhibit D

is subsequently made by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification as provided in this Agreement.

(c)  The right of indemnification provided in this Section 25 shall be in addition to any rights to which an Indemnitee may otherwise be entitled and shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each Indemnitee.

(d)  The rights to indemnification and reimbursement provided for in this Section 25 may be satisfied only out of the assets of the Partnership. No Partner shall be personally liable for any claim for indemnification or reimbursement under this Section 25.

26.  Amendment of Partnership Agreement.

This Agreement may be amended, in whole or in part, by the written consent of (a) the General Partner, and (b) Partners the value of whose Capital Account constitute not less than fifty percent (50%) of the total value of all Capital Accounts of the Partnership, provided that no such amendment shall affect the allocation of Net Profit or Net Loss to any Partner who has not consented to such amendment. In addition, any provision of this Agreement, other than Section 9, may be amended by the General Partner in any manner that does not, in the sole discretion of the General Partner, adversely affect any Limited Partner.

27.  Notices.

Notices that may or are required to be given under this Agreement by any party to another shall be in writing and deposited in the United States mail, certified or registered, postage prepaid, addressed to the respective parties at their addresses on file at the offices of the Partnership or to any other address designated by any Partner by notice addressed to the Partnership. Notices shall be deemed to have been given when deposited in the United States mail within the continental United States.

28.  Agreement Binding Upon Successors and Assigns.

This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators or other representatives, successors and assigns of the Partners.

29.  Governing Law.

This Agreement, and the rights of the Partners under it, shall be governed by and construed in accordance with the law of the State of New Jersey.

30.  Consents.

Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and signed copies of them shall be filed and kept with the books of the Partnership.

31.  Miscellaneous.

(a)  This Agreement constitutes the entire understanding and Agreement of the Partners as to the operation of the Partnership.

Exhibit D

(b)  This agreement may be executed in counterparts, each of which shall be deemed to be an original.

(c)  Each provision of this Agreement is intended to be severable. A determination that a particular provision of this Agreement is illegal or invalid shall not affect the validity of the remainder of the Agreement.

(d)  Nothing contained in this Agreement shall be construed to constitute any Partner the agent of another Partner, except as specifically provided in this Agreement, or in any manner to limit the Partners in the carrying on of their own respective business or activities.

(e)  If there is a conflict between the terms and conditions of this Agreement and any offering memorandum of the Partnership, this Agreement shall be controlling.

(f)  Notwithstanding any other provision or statement in any document relating to the Partnership (including this Agreement, any subscription agreement, and any offering document for the Partnership), the Partnership and the General Partner, and their respective advisers (each a “Partnership Party”), authorize each Limited Partner and each of its employees, representatives or other agents, from and after the commencement of any discussions with any such party, to disclose to any and all persons without limitation of any kind the U.S. federal income tax treatment and U.S. federal income tax structure of the Partnership and any transaction entered into by the Partnership and all materials of any kind (including tax opinions or other tax analyses) relating to such tax treatment or tax structure that are provided to such Limited Partner, insofar as such treatment and/or structure relates to a U.S. federal income tax strategy provided to such Limited Partner by any Partnership Party, except for any information identifying the General Partner, any other Limited Partners or (except to the extent relevant to such tax structure or tax treatment) any nonpublic commercial or financial information.

IN WITNESS WHEREOF, the Partners have executed this Agreement as of the date first above written.

GENERAL PARTNER

VETERI PLACE CORPORATION

/ss/ Lawrence B. Seidman
By: Lawrence B. Seidman, President
LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and delivered to the General Partner.

LAWRENCE B. SEIDMAN Attorney-in-Fact

/ss/ Lawrence B. Seidman
Lawrence B. Seidman

Exhibit E

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

October 15, 2005

Exhibit E

SEIDMAN INVESTMENT PARTNERSHIP II, L.L.P.

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

Table of Contents

1. Definitions
Act
Affiliate
Agreement
Allocation Date
Association
Capital Account
Capital Contribution
Certificate
Code
Fiscal Period
Fiscal Quarter
Fiscal Year
Incentive Allocation
Indemnitee
NASDAQ
Net Profit
Net Loss
New Issues Account
Partners
Partnership Party
Partnership Percentage
Recoupment Allocation
Securities
Unrestricted Partners

2. Organization.
3. Name of Partnership.
4. Principal Office, Resident Agent, Registered Office.
5. Term of the Partnership.
6. Purposes
7. Contributions of the Partners; New Partners.
8. Capital Accounts.
9. Adjustments to Capital Accounts.

Exhibit E

10. New Issues.
11. Valuation.
12. Determination by General Partner of Certain Matters.
13. Liability of Partners.
14. Rights and Duties of the General Partner
15. Expenses.
16. Administrative Fee.
17. Limitation on Powers of Limited Partners.
18. Other Business Ventures.
19. Limitation on Assignability of Interest of Limited Partners.
20. Withdrawals by a Limited Partner.
21. Withdrawals by the General Partner and Affiliates.
22. Dissolution and Winding Up of the Partnership.
23. Accounting and Reports.
24. Books and Records.
25. Indemnification.
26. Amendment of Partnership Agreement.
27. Notices.
28. Agreement Binding Upon Successors and Assigns.
29. Governing Law.
30. Consents.
31. Miscellaneous.

Exhibit E

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of Seidman Investment Partnership II, L.P. (the “Partnership”), dated as of October 15, 2005, by and between Veteri Place Corporation (“Veteri”), as the General Partner (the “General Partner”) and the persons and entities, identified on a schedule on file at the offices of the Partnership, who have executed this Agreement, either directly or indirectly by an attorney-in-fact, as limited partners (the “Limited Partners”).

PREMISES:

A.  The Partnership was organized in accordance with the New Jersey revised Uniform Limited Partnership act by the filing by the General Partner of a Certificate of Limited Partnership with the office of the Secretary of State of the State of New Jersey on January 17, 1995.

B.  The Partnership’s Agreement of Limited Partnership was amended and restated as of August 13, 1998.

C.  The Partnership’s Agreement of Limited Partnership was further amended as of July 1, 2005.

D.  The General Partner, pursuant to the authority granted to him under section 26 of the Agreement, desires to further amend the Partnership’s Agreement of Limited Partnership and to restate the same.

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, effective as of October 15, 2005, it is hereby agreed as follows:

1.  Definitions

In addition to the terms defined above, the following terms shall have the following meaning when used in this Agreement:

(a)  “Act” shall mean the New Jersey Revised Uniform Limited Partnership Law, as amended from time to time.

(b)  “Affiliate” shall mean any person performing services on behalf of the Partnership who (i) directly or indirectly controls, is controlled by, or is under common control with the General Partner; (ii) is any company of which the General Partner or its controlling shareholder is an officer, director, partner or trustee; (iii) a member of the family of the controlling shareholder of the General Partner; or (iv) an Individual Retirement Account or similar trust for the benefit of the General Partner or one or more of its affiliates.

(c)  “Agreement” shall mean this Second Amended and Restated Agreement of Limited Partnership, as hereafter amended, modified, supplemented or restated from time to time.

(d)  “Allocation Date” shall have the meaning set forth in Section 9.

Exhibit E
        (e)  “Association” shall have the meaning set forth in Section 10.

(f)  “Capital Account” shall mean an account described in Section 8 of this Agreement.

(g)  “Capital Contribution” shall have the meaning set forth in Section 7(a)

(h)  “Certificate” shall mean the Partnership’s Certificate of Limited Partnership as defined in Section 2 of this Agreement.

(i)  “Code” shall mean the Internal Revenue code of 1986, as amended, or successor provision of law, and the regulations issued thereunder.

(j)  “Fiscal Period” shall mean the period beginning on the day immediately succeeding the last day of the immediately preceding Fiscal Period and ending on the earliest occurring of the following:

(i)  The last day of the Fiscal Year;

(ii)  The day immediately preceding the day on which a new Partner is admitted to the Partnership;

(iii)  The day immediately preceding the date on which a Partner makes an additional capital contribution to the Partner’s Capital Account;

(iv)  The day on which a Partner withdraws, in whole or in part, the amount of his or its Capital Account; or

(v)  The date of dissolution of the Partnership in accordance with Section 5 of this Agreement.

(k)  “Fiscal Quarter” shall mean a fiscal quarter of the Partnership.

(l)  “Fiscal Year” shall mean the fiscal year of the Partnership, which shall be the calendar year.

(m)  “Incentive Allocation” shall have the meaning set forth in Section 9(a)(ii).

(n)  “Indemnitee” shall have the meaning set forth in Section 25(a).

(o)  “NASDAQ” shall have the meaning set forth in Section 11(b).

(p)  “Net Profit” of the Partnership shall mean, with respect to any Fiscal Period, the excess of the aggregate revenue, income and gains (realized and unrealized) earned on a cash basis (or other appropriate basis as determined by the General Partner) during the Fiscal Period by the Partnership from all sources over the expenses and losses (realized and unrealized) incurred on a cash basis (or other appropriate basis as determined by the General Partner) during the Fiscal Period by the Partnership.

(q)  “Net Loss” of the Partnership shall mean, with respect to any Fiscal Period, the excess of all expenses and losses (realized and unrealized) incurred on a cash basis (or other appropriate basis as determined by the General Partner) during the Fiscal Period by the Partnership

Exhibit E

over the aggregate revenue, income and gains (realized and unrealized) earned on the cash basis (or other appropriate basis as determined by the General Partner) during the Fiscal Period by the Partnership from all sources.

(r)  “New Issues Account” shall have the meaning set forth in Section 10(a).

(s)  “Partners” shall mean, collectively, (i) the Limited Partners and (ii) the General Partner; and “Partner” shall mean any such Limited Partner or the General Partners individually.

(t)  “Partnership Party” shall have the meaning set forth in Section 31(f).

(u)  “Partnership Percentage” shall mean a percentage established for each Partner on the Partnership’ books as of the first day of each Fiscal Period. The Partnership Percentage of a Partner for a Fiscal Period shall be determined by dividing the amount of the Partner’s Capital Account as of the beginning of the Fiscal Period by the sum of the Capital Accounts of all of the Partners as of the beginning of the Fiscal Period. The sum of the Partnership Percentages for all Partners for each Fiscal Period shall equal one hundred percent (100%).

(v)  “Recoupment Allocation” shall have the meaning set forth in Section 9(c).

(w)  “Securities” shall mean “securities” as defined in Section 2(a)(1) of the Securities Act of 1933, as amended.

(x)  “Unrestricted Partners” shall have the meaning set forth in Section 10(b).

2.  Organization.

The General Partner has executed a Certificate of Limited Partnership pursuant to the provisions of the Act (the “Certificate”) and has cause the Certificate to be filed as required by the Act. The General Partner shall also execute and record all amendments to the Certificate or additional certificates as may be required by this Agreement or by law.

3.  Name of Partnership.

The name of the Partnership shall be Seidman Investment Partnership II, L.P. or such other name as the General Partner may from time to time designate.

4.  Principal Office, Resident Agent, Registered Office.

The principal office of the Partnership is 100 Misty Lane, Parsippany, New Jersey 07054 or any other place determined by the General Partner. The Partnership’s phone number is (973) 560-1400, Ext. 108. The name and address of the registered agent for service of process in the State of New Jersey is Lawrence B. Seidman, 100 Misty Lane, Parsippany, New Jersey 07054. The address of the registered office of the Partnership in the State of New Jersey is c/o Lawrence B. Seidman, 100 Misty Lane, Parsippany, New Jersey 07054.

5.  Term of the Partnership.

(a)  The term of the Partnership, having commenced on the date the Certificate was filed, shall continue until the first of the following events occurs:

Exhibit E
(i)  December 31, 2014;

(ii)  a written consent to dissolution of the Partnership by all Partners;

(iii)  upon the General Partner ceasing to be general partner as a result of doing or being subject to one or more of the following:

(A)  withdrawing from the Partnership in accordance with Section 21 of this Agreement;

(B)  assigning all of its interest in the Partnership except to an affiliate of the General Partner;

(C)  making an assignment for the benefit of its creditors;

(D)  filing a voluntary petition in bankruptcy;

(E)  being adjudged bankrupt or insolvent or having entered against it an order of relief in any bankruptcy or insolvency proceeding;

(F)  filing a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation;

(G)  filling an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation;

(H)  seeking, consenting to, or acquiescing in the appointment of, a trustee, receiver, or liquidator of all or any substantial part of its properties;

(I)  being the subject of any proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation, which proceeding shall have continued for one hundred and twenty (120) days after the commencement thereof; or the appointment of a trustee, receiver, or liquidator for the General Partner or all or any substantial part of its properties without its consent or acquiescence, which appointment is not vacated or stayed for ninety (90) days after the expiration of the stay during which period the appointment is not vacated;

(J)  the death of the General Partner or of any person controlling the General Partner; or

(K)  the entry by a court of competent jurisdiction adjudicating the General Partner, or any person controlling the General Partner, incompetent to manage his person or his property; or

(iv)  upon issuance of a non-appealable decree of dissolution of the Partnership by a New Jersey Court of competent jurisdiction.

Exhibit E
(b)  If any one or more of the termination events listed in this Section 5 occurs, the Partnership shall be dissolved and its affairs wound up as provided in Section 22 of this Agreement.

6.  Purposes

The Partnership is organized for the following purposes:

(a)  to invest and trade, on margin or otherwise, in Securities and other assets as set forth in the Partnership's private placement memorandum;

(b)  to sell Securities short and cover short sales;

(c)  to lend funds or properties of the Partnership, either with or without security; and

(d)  to execute, deliver and perform all contracts and other undertakings, and engage in all activities and transactions, that the General Partner believes is necessary or advisable in carrying out the purposes specified in subsections (a), (b), and (c) of this Section 6, including without limitation:

(i)  to purchase, transfer or acquire in any manner and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to the investments described in subsection (a) of this Section 6; and

(ii)  to register or qualify the Partnership under any applicable Federal or state laws, or to obtain exemptions under those laws, if registration, qualification or exemption is deemed necessary by the General Partner.

7.  Contributions of the Partners; New Partners.

(a)  Each Partner shall make a contribution to the Partnership’s capital (“Capital Contribution”) in the amount set out in a subscription agreement executed by or on behalf of such Partner and identified on a schedule on file at the offices of the Partnership.

(b)  Any Partner may elect, with the consent of the General Partner to make an additional Capital Contribution, as of the first day of any Fiscal Quarter. The General Partner may, in its sole discretion, permit additional Capital Contributions to be made more frequently than quarterly.

(c)  No Partner shall be required to make any additional Capital Contributions.

(d)  Capital Contributions made by Limited Partners must be in cash.

(e)  The General Partner shall have the right, but not the obligation, to admit new Partners to the Partnership as of the first day of any Fiscal Quarter. The General Partner may, however, in its sole discretion, admit new Partners more frequently than quarterly.

8.  Capital Accounts.

A Capital Account shall be established for each Partner. For the Fiscal Period during which a Partner is admitted to the Partnership, such Partner’s Capital Account shall equal the amount of

Exhibit E

such Partner’s initial Capital Contribution. For each subsequent Fiscal Period, such Partner’s Capital Account will equal the sum of the amount of such Partner’s Capital Account as finally adjusted for the immediately preceding Fiscal Period and the amount of any additional Capital Contribution made by such Partner as of the first day of the current Fiscal Period.

9.  Adjustments to Capital Accounts.

At the end of each Fiscal Quarter and at the end of each Fiscal Period (each an “Allocation Date”), the Capital Accounts of the Partners shall be adjusted in the following manner:

(a)  Subject to the provisions of subsection (c) of this Section 9, Net Profits of the Partnership for the current Fiscal Year shall be credited as follows:

(i)  Net Profits for the Fiscal Year from the prior Allocation Date shall be allocated to all Partners in proportion to their respective Capital Accounts; and

(ii)  Twenty percent (20%) of the amount of Net Profits allocated to the Capital Accounts of the Limited Partners pursuant to clause (i) above (the “Incentive Allocation”) shall be re-allocated to the General Partner or to any other Partner to whom the General Partner has assigned the right to receive a portion of such Incentive Allocation, and the Capital Accounts of each of the Limited Partners shall be adjusted proportionately; and

(iii)  If the Incentive Allocation pursuant to clause (ii) above from the beginning of the Fiscal Year exceeds twenty (20%) percent of the Net Profits of the Fiscal Year, such excess amount shall be re-allocated to the Limited Partners in proportion to their respective Capital Accounts..

(b)  Net Loss of the Partnership for any Fiscal Year shall be debited against the Capital Account of each Partner in proportion to and in accordance with the balance in the Capital Account of such Partner until the value of any Partner’s Capital Account becomes zero. Thereafter, any remaining Net Loss for such Fiscal Year shall be debited to Partners having positive balances in their Capital Accounts in proportion to those balances, until the value of each Partner’s Capital Account becomes zero. Thereafter, any remaining Net Loss for such Fiscal Year shall be debited to the Capital Account of the General Partner.

(c)  Anything in this Section 9 to the contrary notwithstanding, if any Net Losses are allocated to the Capital Account of any Limited Partner, such Limited Partner shall be entitled to a “Recoupment Allocation” of subsequent Net Profits of the Partnership, in an amount in proportion to such Partner’s Partnership Percentage, until such Net Loss shall have been eliminated. The amount of Net Profits allocated as a Recoupment Allocation shall not exceed, but shall reduce, the amount of Net Profits otherwise allocable to the General Partner as the Incentive Allocation pursuant to Section 9(a) (ii) hereof. If a Limited Partner who is entitled to a Recoupment Allocation shall withdraw any portion of such Partner’s Capital Account, the amount of Recoupment Allocation to which such Partner is entitled shall be reduced in proportion to the amount of capital withdrawn.

(d)  The amount of any withdrawal made by a Partner pursuant to Section 20 or Section 21 of this Agreement shall be debited against the Capital Account of such Partner.

Exhibit E

10.  New Issues.

In the event the General Partner decides to invest in securities which are the subject of a public distribution and which constitute a “new issue” as such term is defined in Rule 2790(i)(9) of the National Association of Securities Dealers, Inc. (the “Association”), such investment shall be made in accordance with the following provisions:

(a)  any such investment made in a particular Fiscal Period shall be made in a special account (the “New Issues Account”);

(b)  only those Partners who are not “restricted persons” as defined in Rule 2790(i)(10) of the Association or who are not otherwise prohibited by Rule 2790 from acquiring a beneficial interest in a new issue (“Unrestricted Partners”) shall have any beneficial interest in the New Issues Account;

(c)  each Unrestricted Partner shall have a beneficial interest in the New Issues Account for any Fiscal Period in the proportion which (i) a such Unrestricted Partner’s Capital Account as of the beginning of the Fiscal Period bore to (ii) the sum of the Capital Accounts of all Unrestricted Partners as of the beginning of such Fiscal Period.

(d)  Funds required to make a particular investment shall be transferred to the New Issues Account from the regular account of the Partnership; securities involved in the public distribution shall be purchased in the New Issues Account, held in the New Issues Account and eventually sold from the New Issues Account or transferred to the regular account at fair market value as of the day of transfer as determined by the General Partner with such transfer being treated as a sale; if such securities are sold from the New Issues Account, the proceeds of the sale shall be transferred from the New Issues Account to the regular account of the Partnership.

(e)  as of the last day of each Fiscal Period in which a particular investment or investments are held in the New Issues Account: (A) interest shall be debited to the Capital Accounts of the Unrestricted Partners in accordance with their beneficial interest in the New Issues Account at the interest rate being paid by the Partnership from time to time for borrowed funds during the period in that Fiscal Period that funds from the regular account have been held in or made available to the particular New Issues Account or, if no such funds are being borrowed during such period, the interest rate that the General Partner determines would have been paid if funds had been borrowed by the Partnership during such period; and such interest shall be credited to the Capital Accounts of all the Partners, both General and Limited, in the proportions which (i) each Partner’s Capital Account as of the beginning of such Fiscal Period bore to (iii) the sum of the Capital Accounts of all Partners as of the beginning of such Fiscal Period and (B) any Net Profits or Net Losses during such Fiscal Period with respect to the New Issues Account shall be allocated to the Capital Accounts of the Unrestricted Partners in accordance with their beneficial interest in the New Issues Account during such Fiscal Period; provided, however, that the amount of such interest shall not exceed the amount of profit accrued in the New Issues Account; and

(f)  the determination of the General Partner as to whether a particular Partner qualifies as an Unrestricted Partner shall be final.

11.  Valuation.

The Partnership’s assets shall be valued by the General Partner, acting in its sole discretion, in accordance with the following principles:

Exhibit E

(a)  Any Security that is listed on a national securities exchange will be valued at its last sale price on the date of determination as recorded by the composite tape system, or if no sales occurred on that day, at the mean between the closing “bid” and “asked” prices on that day as recorded by the system or the exchange, as the case may be;

(b)  Any Security that is a National Market Security will be valued at its last sale price on the date of determination as reported by the National Association of Securities dealers automated quotations system (“NASDAQ”) or if no sale occurred on that day, at the mean between the closing “bid” and “asked” prices on that day as reported by NASDAQ:

(c)  Any Security not listed on a national securities exchange and not a National Market Security will be valued at the mean between the closing “bid” and “asked” prices on the date of determination as reported by NASDAQ or, if not so reported, as reported in the over-the-counter market in the United States;

(d)  An option shall be valued at the last sales price or, in the absence of a last sales price, the last offer price; and

(e)  All other Securities shall be assigned the value that the General Partner in good faith determines.

12.  Determination by General Partner of Certain Matters.

(a)  All matters concerning the valuation of Securities, the allocation of profits, gains and losses among the Partners, including the taxes on them and accounting procedures, not specifically and expressly provided for by the terms of this Agreement, shall be determined in good faith by the General Partner, whose determination shall be final, binding and conclusive upon all of the Partners.

(b)  Gains, losses, and expenses of the Partnership for each Fiscal Period shall be allocated among the Partners for income tax purposes in a manner so as to reflect, as nearly as possible, the amounts credited or charged to each Partner’s Capital Account pursuant to Section 9 of this Agreement.

(c)  The General Partner shall have the power to make all tax elections and determinations for the Partnership, and to take any and all action necessary under the Code or other applicable law to effect those elections and determinations. All such elections and determinations by the General Partner shall be final, binding and conclusive upon all Partners.

13.  Liability of Partners.

(a)  The General Partner shall not be obligated to contribute cash or other assets to the Partnership to make up deficits in its Capital Account or in the Capital Accounts of the Limited Partners either during the term of the Partnership or upon liquidation. The General Partner shall be liable for all debts and obligations of the Partnership to the extent that the Partnership is unable to pay such debts and obligations up to the extent of Veteri’s capital.

(b)  The doing of any act or the failure to do any act by the General Partner, the effect of which may cause or result in loss, liability, damage or expense to the Partnership or any Partner shall not subject the General Partner to any liability to the Partnership or to any Partner,

Exhibit E

except that the General Partner may be so liable if it has acted in bad faith, or has committed gross misconduct or was grossly negligent.

(c)  A Limited Partner will not be liable for any debts or bound by any obligations of the Partnership except to the extent set forth in subsections (d), (e) and (f) of this Section 13.

(d)  A Limited Partner who has received the return of any part of such Partner’s Capital Contribution without violation of this Agreement or the Act shall not be liable to the Partnership or its creditors.

(e)  A Limited Partner who has received the return of any part of such Partner’s Capital Contribution in violation of this Agreement or the Act shall be liable to the Partnership for a period of six (6) years thereafter for the amount of the Capital Contribution wrongfully returned.

(f)  A Limited Partner may be liable to the Partnership or creditors of the Partnership for any amounts distributed if, and to the extent that, at the time of the distribution, he actually knew that, after giving effect to the distribution, all liabilities of the Partnership, other than liabilities to Partners on account of their interest in the Partnership, exceeded the fair value of the Partnership’s assets.

14.  Rights and Duties of the General Partner

(a)  The General Partner shall have the exclusive right to manage and control the affairs of the Partnership, and shall have the power and authority to do all things necessary or proper to carry out the purposes of the Partnership. The General Partner shall devote an amount of time and attention that the General Partner in its sole discretion deems necessary or appropriate.

(b)  Without limiting the generality of the foregoing, the General Partner shall have full power and authority:

(i)  to engage independent agents, investment advisors, attorneys, accountants and custodians as the General Partner deems necessary or advisable for the affairs of the Partnership;

(ii)  to receive, buy sell, exchange, trade, and otherwise deal in and with Securities and other property of the Partnership;

(iii)  to open, conduct and close accounts with brokers on behalf of the Partnership and to pay the customary fees and charges applicable to transactions in those accounts;

(iv)  to open, maintain and close accounts, including margin accounts, with brokers and banks, and to draw checks and other orders for the payment of money by the Partnership;

(v)  to file, on behalf of the Partnership, all required local, state and Federal tax and other returns relating to the Partnership;

(vi)  to cause the Partnership to purchase or bear the cost of any insurance covering the potential liabilities of the General Partner and any associate, employee or agent

Exhibit E
of the General Partner arising out of the General Partner’s actions as General Partner under this Agreement;

(vii)  to cause the Partnership to purchase or bear the cost of any insurance covering the potential liabilities of any person serving as a director, officer or employee of an entity in which the Partnership has an investment or of which the Partnership is a creditor;

(viii)  to commence or defend litigation or submit to arbitration any claim or cause of action that pertains to the Partnership or any Partnership assets;

(ix)  to enter into, make and perform contracts, agreements and other undertakings, and to do any other acts, as the General Partner deems necessary or advisable for, or as may be incidental to, the conduct of the business of the Partnership, including, without limiting the generality of the foregoing, contracts, agreements, undertakings and transactions with any Partner or with any other person, firm or corporation having any business, financial or other relationship with any Partner or Partners:

(x)  to make or revoke elections pursuant to Section 754 of the Code to adjust the basis of the Partnership’s property as permitted by Sections 734(b) and 743(b) of the Code; and

(xi)  to designate a Tax Matters Partner for all purposes under the Code.

15.  Expenses.

The Partnership shall bear all expenses relating to its organization. The Partnership will bear the expenses of its administration, including, without limitations, the fees and expenses of the Partnership’s accountant and legal counsel, and the expenses of the Partnership’s investments.

16.  Administrative Fee.

The Partnership shall pay the General Partner as of the end of each Fiscal Quarter of the Partnership an administrative fee at an annual rate equal to 1% of the value of the Partnership’s assets.

17.  Limitation on Powers of Limited Partners.

No Limited Partner shall participate in the control of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for the Partnership or to bind the Partnership in any other way.

18.  Other Business Ventures.

Each Partner agrees that each General Partner and its Affiliates and associates may engage in other business activities or possess interests in other business activities of every kind and description, independently or with others. These activities may include, without limitation, establishing a broker-dealer and investing in real estate and real estate related partnerships, and investing in, financing, acquiring and disposing of interests in Securities in which the Partnership may from time to time also invest, or in which the Partnership is able to invest or otherwise may have any interest. The Limited Partners agree that the General Partner and its affiliates may act as general partner of other partnerships, including investment partnerships.

19.  Limitation on Assignability of Interest of Limited Partners.

Exhibit E
(a)  No Limited Partner may assign or otherwise transfer or encumber his or its interest in the Partnership, in whole or in part, without the consent of the General Partner and without a written opinion of counsel to or approved by the General Partner that the proposed transfer (i) is consistent with all applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder, as from time to time in effect, as well as any applicable provisions of any state “blue sky” law; and (ii) would not result in the Partnership’s having to register as an investment company under the Investment Company Act of 1940, as amended.

(b)  Notwithstanding any other provision of this Agreement, any successor to any Limited Partner shall be bound by the provisions of this Agreement. Prior to recognizing any assignment of an interest in the Partnership that has been transferred in accordance with this Section 19, the General Partner may require the transferring Limited Partner to execute and acknowledge an instrument of assignment in form and substance satisfactory to the General Partner, and may require the assignee to agree in writing to be bound by all the terms and provisions of this Agreement, to assume all of the obligations of the assigning Limited Partner and to execute whatever other instruments or documents the General Partner deems necessary or desirable in connection with the assignment.

(c)  No Limited Partner shall have the right to have such Partner’s assignee admitted as a substitute Limited Partner, except upon the written consent of the General Partner, which consent may be withheld in the sole discretion of the General Partner.

(d)  Each Limited Partner hereby approves of the admission to the Partnership as a Limited Partner of any assignee who succeeds to the interest in the Partnership of a Limited Partner in accordance with the provisions of this Section 19.

20.  Withdrawals by a Limited Partner.

(a)  (i) A Limited Partner who shall have been a Limited Partner for at least eight full Fiscal Quarters plus one month shall have the right, as of the end of any Fiscal Quarter, or at other times at the discretion of the General Partner, to withdraw all or a portion of the amount of such Partner’s Capital Account, so long as the General Partner receives written notice of the intended withdrawal not less than ninety (90) days prior to the withdrawal, stating the amount to be withdrawn. In no event, however, shall a Limited Partner be permitted to withdraw any amounts from such Partner’s Capital Account in excess of the positive balance of such Partner’s Capital Account. If the amount of a Limited Partner’s withdrawal represents less than seventy-five (75%) of such Limited Partner’s Capital Account, such Limited Partner will receive the proceeds of the withdrawal within thirty (30) days after the date of withdrawal. If the amount of a Limited Partner’s withdrawal represents seventy-five (75%) or more of such Limited Partner’s Capital Account, the Limited Partner will receive seventy-five percent (75%) of such Partner’s Capital Account within thirty (30) days after the date of withdrawal and the remainder of the amount withdrawn within ten (10) days after receipt by the Partnership of financial statements from its independent certified public accountants pursuant to Section 23(c) of this Agreement. If a Limited Partner requests withdrawal of capital which would reduce such Partner’s Capital Account below the amount of such Partner’s initial Capital Contribution, the General Partner may treat such request as a request for withdrawal of all of such Partner’s Capital Account. The distribution of any amount withdrawn by a Limited Partner may take the form of cash and/or marketable securities as determined by the General Partner in his sole discretion.

(ii)  In the event of a proposed withdrawal of capital by the General Partner or its Affiliates pursuant to Section 21(a)(ii) of this Agreement, as a result of which the aggregate of the Capital Accounts of the General Partner and its Affiliates will be less than $50,000 (fifty thousand dollars), a Limited Partner shall have the right to withdraw all or a portion of the amount of such Partner’s Capital Account, so long as the General Partner receives written notice of the intended withdrawal not more than fifteen (15) days after the date of the notice of withdrawal by the General Partner or its Affiliate pursuant to said Section 21(a)(ii), stating the amount to be withdrawn. In such event the withdrawal by such Limited Partner shall be effective as of the effective date of the withdrawal by the General Partner or its Affiliates pursuant to said Section 21(a)(ii). The amount available for withdrawal shall be calculated after the adjustments to such Partner’s Capital Account provided for in Section 9 hereof, made as if the withdrawal date were the end of a Fiscal Year.

(b)  Any Limited Partner’s interest in the Partnership may be terminated by the Partnership at any time upon 5 days prior written notice, so long as the General Partner determines the termination to be in the best interest of the Partnership. In the event that a Limited Partner’s interest in the Partnership is terminated pursuant to this Section 20, the Limited Partner shall receive ninety percent (90%) of the value of such Partner’s Capital Account within one hundred eighty (180) days after written notice of termination is given by the Partnership and the remaining ten percent (10%) within ten (10) business days after receipt by the Partnership of financial statements from its

Exhibit E
independent certified public accountants pursuant to Section 23(c) of this Agreement with respect to the Fiscal Year in which such Partner’s interest in the Partnership is terminated.

21.  Withdrawals by the General Partner and Affiliates.

(a)  (i) The General Partner and each Limited Partner that is an Affiliate of the General Partner shall have the right to withdraw any amount of cash from its Capital Account as of the end of any Fiscal Year, without prior notification to the Limited Partners, provided that, after giving effect to such withdrawal, the aggregate Capital Accounts of the General Partner and its Affiliates are not less than $50,000 (fifty thousand dollars).

(ii)  Upon forty-five (45) days' prior notice to the Limited Partners, the General Partner or an Affiliate may withdraw any amount from its Capital Account as a result of which withdrawal the aggregate Capital Accounts of the General Partner and its Affiliates would be reduced below $50,000 (fifty thousand dollars).

(b)  The General Partner may voluntarily resign or withdraw from the Partnership as of the end of any Fiscal Year upon sixty (60) days’ written notice sent to all Partners.

22.  Dissolution and Winding Up of the Partnership.

On dissolution of the Partnership caused by an event described in Section 5(a)(iii)(J) or (K) including the death of Lawrence Seidman, as controlling shareholder of the General Partner, or a determination by a court of competent jurisdiction that Mr. Seidman is incompetent to manage his person or property, the General Partner designates Mr. Richard Whitman of 100 Wall Street, New York, NY 10005 to act as liquidator of the Partnership to wind up the Partnership’s affairs, including the liquidation, in a commercially reasonable manner, of all securities and other assets held by the Partnership, and, in consultation with Mr. Neal Axelrod of 3 Marigold Court, Edison, NJ 08820, to distribute the Partnership’s assets in the following manner and order:

(a)  in satisfaction of the claims of all creditors of the Partnership, other than the General Partner;

(b)  in satisfaction of the claims of the General Partner as a creditor of the Partnership; and

(c)  any balance to the Partners in the relative proportions that their respective Capital Accounts bear to each other, those Capital Accounts to be determined as if the Fiscal Year ended on the date of the dissolution.

The foregoing appointment may be revoked, or a successor or additional liquidator appointed, at any time by an instrument in writing signed by the General Partner. In the event that Mr. Whitman shall be unable or unwilling to serve as liquidator of the Partnership, or in the event of the dissolution of the Partnership caused by any other event, Limited Partners holding a majority in interest of the Capital Accounts of the Limited Partners shall appoint one or more persons to act as liquidators of the Partnership to perform the services described above.

Any liquidator appointed hereunder may receive such compensation as shall be fixed, from time to time, by the General Partner.

23.  Accounting and Reports.

(a)  The records and books of account of the Partnership shall be reviewed as of the end of each Fiscal Year by the Partnership's accountants selected by the General Partner in its sole discretion.

(b)  As soon as practicable after the end of each Fiscal Year, the General Partner shall cause to be delivered to each person who was a Partner at any time during that Fiscal Year all information deemed necessary by the General Partner in its sole discretion for the preparation of such Partner’s income tax returns, including a Form 1065/Schedule K-1 statement showing such Partner’s share of Net Profit or Net Loss, deductions and credits for such year for Federal income tax purposes, and the amount of any distributions made to or for the account of such Partner pursuant to this Agreement.

Exhibit E

(c)  The Partnership's accountants shall prepare and mail to each Partner, within ninety (90) days after the end of each Fiscal Year, an income statement for such Fiscal Year and a balance sheet as of the end of such Fiscal Year.

(d)  The Partnership shall cause to be prepared and mailed to each Partner a report setting out as of the end of each Fiscal Quarter information determined by the General Partner to be appropriate.

(e)  The General Partner shall cause tax returns for the Partnership to be prepared and timely filed with the appropriate authorities.

24.  Books and Records.

The General Partner shall keep at the Partnership’s principal office:

(a)  books and records pertaining to the Partnership’s business showing all of its assets and liabilities, receipts and disbursements, realized profits and losses, Partners’ Capital Accounts and all transactions entered into by the Partnership;

(b)  a current list of the full name and last known home, business or mailing address of each Partner set out in alphabetical order;

(c)  a copy of the Certificate and all amendments to it, together with executed copies of any powers of attorney pursuant to which the Certificate and any amendments to it have been executed;

(d)  copies of the Partnership’s Federal, state and local income tax returns and reports, if any, for the three (3) most recent years; and

(e)  copies of this Agreement as amended from time to time.

All books and records of the Partnership required to be kept under this Section 24 shall be available for inspection by a Partner of the Partnership at the offices of the Partnership during ordinary business hours for any purpose reasonably related to the Partner’s interest as a Partner in the Partnership.

25.  Indemnification.

(a)  The Partnership shall indemnify the General Partner and any of its Affiliates (each an “Indemnitee”) to the fullest extent permitted by law and will hold Indemnitee harmless from and with respect to (i) all fees, costs and expenses incurred in connection with, or resulting from, any claim, action or demand against any Indemnitee that arises out of or in any way relates to the Partnership, its properties, business or affairs, and (ii) any losses or damages resulting from any such claim, action or demand, including amounts paid in settlement or compromise of the claim, action or demand.

(b)  No Indemnitee shall be indemnified by the Partnership with respect to any action or failure to act that constitutes bad faith, or that constitutes gross misconduct or gross negligence.

(c)  The Partnership may pay the expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding brought by a party against the Indemnitee that arises out of or is in any way related to the Partnership, its properties, business or affairs, upon receipt of an undertaking by the Indemnitee to repay the amount advanced by the Partnership if an adjudication or determination is subsequently made by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification as provided in this Agreement.

(d)  The right of indemnification provided in this Section 25 shall be in addition to any rights to which an Indemnitee may otherwise be entitled and shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each Indemnitee.

Exhibit E

(e)  The rights to indemnification and reimbursement provided for in this Section 25 may be satisfied only out of the assets of the Partnership. No Partner shall be personally liable for any claim for indemnification or reimbursement under this Section 25.

26.  Amendment of Partnership Agreement.

This Agreement may be amended, in whole or in part, by the written consent of (a) the General Partner, and (b) Partners the value of whose Capital Account constitute not less than fifty percent (50%) of the total value of all Capital Accounts of the Partnership, provided that no such amendment shall affect the allocation of Net Profit or Net Loss to any Partner who has not consented to such amendment. In addition, any provision of this Agreement, other than Section 9, may be amended by the General Partner in any manner that does not, in the sole discretion of the General Partner, adversely affect any Limited Partner.

27.  Notices.

Notices that may or are required to be given under this Agreement by any party to another shall be in writing and deposited in the United States mail, certified or registered, postage prepaid, addressed to the respective parties at their addresses on file at the offices of the Partnership or to any other address designated by any Partner by notice addressed to the Partnership. Notices shall be deemed to have been given when deposited in the United States mail within the continental United States.

28.  Agreement Binding Upon Successors and Assigns.

This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators or other representatives, successors and assigns of the Partners.

29.  Governing Law.

This Agreement, and the rights of the Partners under it, shall be governed by and construed in accordance with the law of the State of New Jersey.

30.  Consents.

Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and signed copies of them shall be filed and kept with the books of the Partnership.

31.  Miscellaneous.

(a)  This Agreement constitutes the entire understanding and Agreement of the Partners as to the operation of the Partnership.

(b)  This agreement may be executed in counterparts, each of which shall be deemed to be an original.

(c)  Each provision of this Agreement is intended to be severable. A determination that a particular provision of this Agreement is illegal or invalid shall not affect the validity of the remainder of the Agreement.

Exhibit E

        (d)  Nothing contained in this Agreement shall be construed to constitute any Partner the agent of another Partner, except as specifically provided in this Agreement, or in any manner to limit the Partners in the carrying on of their own respective business or activities.

         (e)  If there is a conflict between the terms and conditions of this Agreement and any offering memorandum of the Partnership, this Agreement shall be controlling.

(f)  Notwithstanding any other provision or statement in any document relating to the Partnership (including this Agreement, any subscription agreement, and any offering document for the Partnership), the Partnership and the General Partner, and their respective advisers (each a “Partnership Party”), authorize each Limited Partner and each of its employees, representatives or other agents, from and after the commencement of any discussions with any such party, to disclose to any and all persons without limitation of any kind the U.S. federal income tax treatment and U.S. federal income tax structure of the Partnership and any transaction entered into by the Partnership and all materials of any kind (including tax opinions or other tax analyses) relating to such tax treatment or tax structure that are provided to such Limited Partner, insofar as such treatment and/or structure relates to a U.S. federal income tax strategy provided to such Limited Partner by any Partnership Party, except for any information identifying the General Partner, any other Limited Partners or (except to the extent relevant to such tax structure or tax treatment) any nonpublic commercial or financial information.

IN WITNESS WHEREOF, the Partners have executed this Agreement as of the date first above written.

GENERAL PARTNER

VETERI PLACE CORPORATION

/ss/ Lawrence B. Seidman
By: Lawrence B. Seidman, President
LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and delivered to the General Partner.

LAWRENCE B. SEIDMAN Attorney-in-Fact

/ss/ Lawrence B. Seidman
Lawrence B. Seidman

Exhibit F
OPERATING AGREEMENT

OF

LSBK06-08, L.L.C.

OPERATING AGREEMENT (hereinafter sometimes referred to as the "Agreement"), dated as of the 31 day of December, 2006, by and between KENNETH SILVERMAN and BRITANY SILVERMAN, BLAKE SILVERMAN and STUART M. GLADSTONE and LAWRENCE B. SEIDMAN hereinafter referred to individually as a "Member" and collectively as the “Members”).

RECITALS

WHEREAS, the parties desire to enter into this Agreement to formally define and express all the terms and conditions of LSBK06-08, L.L.C. (hereinafter referred to as the "Company") and their respective rights and obligations with respect thereto.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for other good and valuable consideration the receipt of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

FORMATION, NAME AND ADDRESS

1.1  Formation. The parties hereto agree to form the Company under the provisions of the New Jersey Limited Liability Company Act (1993) (hereinafter referred to as the "1993 Law") and this Agreement.

     1.2  Name. The name of the Company shall be "LSBK06-08, L.L.C."

  1.3  Principal Place of Business. The principal place of business and the principal office of the Company shall be located at 10 Hill Hollow Road, Watchung, NJ 07069. The Members may at any time change the location of such principal office to another location within New Jersey and shall file any certificate necessary to effectuate such change. The Company may have such other additional offices as hereafter determined by the Members. The Registered Agent shall be Stuart M. Gladstone, Esq. The address of the registered office of the Company in  New Jersey is c/o WolfBlock Brach Eichler (or its successor), 101 Eisenhower Parkway, Roseland, New Jersey 07068.

1.4  Term. The Company shall have perpetual life, unless sooner dissolved in accordance with the provisions of this Agreement.

ARTICLE II

BUSINESS AND PURPOSE OF THE COMPANY

     2.1  Business and Purpose. The purpose of the Company is to make such investments, own such investments and to manage, invest and reinvest such investments or the proceeds therefrom solely in publicly traded bank and thrift stocks and engaging in any and all activities necessary, appropriate or incidental to the carrying out of the foregoing and the business and purposes of the Company.

Exhibit F
ARTICLE III

MEMBERS AND COMPANY INTERESTS

     3.1  Members. The Members shall own the Company Interests set forth on Schedule A, attached hereto.

ARTICLE IV

CAPITAL

     4.1  Members. The Members shall make the capital contributions to the Company as described on Schedule A, as and when required by the Investment Managing Member.

    4.2  Capital Accounts. An individual capital account shall be established and maintained for each Member. The capital account of each Member shall be credited with the capital contribution of such Member and with the income shared by such Member pursuant to the terms of this Agreement, and charged with the Company's distributions of cash and other property made to such Member and with the losses shared by such Member pursuant to the terms of this Agreement.

    4.3  Withdrawal of Capital. A Member shall not have the right to withdraw from the Company all or any part of his/her/its capital account except as specifically provided in this Agreement. No Member shall have any right to demand and receive property (other than cash) of the Company in return for his/her/its capital contribution except as may be specifically provided in this Agreement.

   4.4  Additional Capital. In the event additional capital is required, the Members shall have the right but not the obligation to loan such additional capital to the Company. Such loan shall bear interest at the prime rate published in the Wall Street Journal as of the date of the loan. Principal and interest shall be repaid prior to any distributions to the Members.

ARTICLE V

DISTRIBUTION TO MEMBERS PRIOR TO LIQUIDATION

    5.1  Available Cash. The Available Cash of the Company shall be distributed to the Members at such time or times as the Managing Member may determine. Any distributions of the Available Cash shall be made first, to the Investment Managing Member in an amount equal to the accrued and unpaid Quarterly Income Allocation for the current calendar quarter; second, to the Members pro rata to their Company Interests until 100% of their Capital Contributions have been returned in full; and thereafter, 80% to the Members pro rata to their Company interests, and 20% to the Investment Managing Member.

ARTICLE VI

INCOME AND LOSSES

  6.1  Allocation of Net Income. The Net Income of the Company and each item thereof shall be allocated to the Members as follows:

          (a)  First, to offset prior allocations of Net Loss, in the reverse order thereof;

          (b)  Second, to the Investment Managing Member, to the extent of the accrued Quarterly Income Allocation; and

          (c)  Third, (i) 80% to the Members, pro rata to their Company Interests and (ii) 20% to the Investment Managing Member.

Exhibit F

 6.2  Allocation of Net Losses. The Net Losses of the Company and each item thereof shall be allocated to the Members as follows:

(a)  First, to the Investment Managing Member to offset prior allocations of Net Income pursuant to Section 6.1(c)(ii);

(b)  Second, to the Members pro rata to their Company Interests to offset prior allocations of Net Income pursuant to Section 6.1(c)(i);

          (c)  Third, to the Members in proportion to and to the extent of their Capital Contributions; and

(d)  Fourth, to the Investment Managing Member to offset prior allocations of Net Income pursuant to Section 6.1(a).

ARTICLE VII

AUTHORITY AND DUTIES

OF THE MEMBERS
       7.1  Management Powers.

(a)  The Managing Member shall be either KENNETH SILVERMAN or BLAKE SILVERMAN (hereinafter referred to as the “Managing Member”). Each Managing Member shall have the exclusive right and power to manage and operate the Company and to do all things necessary to carry on the purpose, business and objectives of the Company referred to in Article II of this Agreement. The management decisions of the Company shall be made by either Managing Member.

        (b)  Except as otherwise modified by this Agreement, in addition to any other powers conferred on the Managing Member by the New Jersey Limited Liability Company Act, the Managing Member shall have the following rights and powers in regard to the management and control of the business and affairs of the Company:

             (i)  To borrow money for the general purposes of the Company and the right to encumber the assets of the
                 Company to secure such borrowing;
             (ii)  To deposit or invest the funds of the Company in such bank accounts or brokerage cash accounts as is deemed from time to time not to be available for current distribution;
             (iii)  To prosecute, defend, settle or compromise any actions or claims at the Company's expense as may be deemed necessary or proper to enforce or protect the interests and property of the Company and to satisfy any judgment or settlement;
                      (iv)  To establish reasonable reserve funds out of revenues received by the Company;
                 and
              (v)  To enter into, execute, acknowledge, deliver, perform and carry out contracts and agreements of every kind necessary or incidental to the accomplishment of the foregoing.

(c)  The Managing Member shall have the right to appoint and remove an Investment Managing Member and establish the allocation of Net Income and distributions to the Investment Managing Member for its services. The Initial Investment Managing Member shall be Lawrence B. Seidman; his allocation of Net Income and distributions for his services (the "Quarterly Income Allocation") shall be 0.25% of the fair market value of the Company's assets computed and payable as of the last day of each calendar quarter.

Exhibit F

ARTICLE VIII

TRANSFERS OF COMPANY INTERESTS

8.1  Transfers of Members' Economic Interests. A Member may not assign the whole or any part of his/her/its economic interests in the Company without the prior written consent of the Managing Member.

8.2  Death, Adjudication of Incompetency, or Bankruptcy of the Members. In the event of the death, adjudication of incompetency or bankruptcy of a Member, the Company shall continue and the legal representative(s) of the Member or the estate of such Member, as the case may be, shall be an assignee of the Member's economic interests in the Company and shall not become a Substitute Member unless the Managing Member consents thereto.

8.3  Substitute Members. No assignee or transferee of a Company Interest shall become a Substitute Member unless all of the following conditions are satisfied:
                (a)  the assigning or transferring Member so provides in the instrument of assignment;
     (b)  the assignee or transferee executes such documents as the Managing Member may reasonably require so that the Substitute Member will be bound by all the provisions of this Agreement, as it may then be amended, any Certificate of Formation, as it may then be amended, and any other agreement which the Managing Member may reasonably require the Substitute Member to be bound by;
       (c)  the assignee or transferee agrees to bear all costs and expenses, including legal fees, of the Company incurred in effecting such substitution; and
         (d)  the Managing Member shall consent thereto which consent may be withheld unreasonably.

       8.4  Investment Managing Member.

(a)  The Investment Managing Member shall have the following duties and responsibilities:
       (i)  A brokerage account will be opened at Bear Stearns Securities Corp. in the name of LSBK06-                      08, L.L.C.
       (ii)  The account will be a discretionary account with Lawrence B. Seidman having authority to buy and sell stock, issue checks, including payment of the Quarterly Income Allocation, in said account provided all funds deposited into the account are for LSBK06-08, L.L.C., and all stock purchased in the account is in the name of LSBK06-08, L.L.C.
       (iii)  Only shares of publicly traded bank and thrift (including initial conversions of mutual institutions) stocks may be purchased.
       (iv)  Lawrence B. Seidman shall have the sole right to vote the shares in the account until removed as Investment Managing Member as provided in this Agreement.

             (b)  Either Managing Member may remove the Investment Managing Member on December 31, 2008 or on such later date agreed upon by the Investment Managing Member and a Managing Member, or in the event of a breach by Lawrence B. Seidman of his obligations hereunder.

Exhibit F
ARTICLE IX

DISSOLUTION AND LIQUIDATION

9.1  Events Causing Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following:
     (a)  December 31, 2008;

 (b)  the written consent of the Managing Member;

 (c)  the sale or other disposition by the Company of all or substantially all of its assets, unless the Company as part of the consideration for any such sale or other disposition acquired a mortgage, deed of trust, mortgage deed or lease on all or substantially all of the Company assets, in which case the Company shall be dissolved following the sale by it or satisfaction of its entire interest in such mortgage, deed of trust, mortgage deed or lease; or

         (d)  any other event causing the dissolution of the Company under the laws of New Jersey unless provided otherwise herein.

       9.2  Winding Up and Dissolution.

(a)  Upon the dissolution of the Company pursuant to Section 9.1, the winding up of the Company business and the distribution of Company assets shall be carried out with due diligence and in a timely manner and consistent with the provisions of this Section and applicable requirements of law.

(b)  The Managing Member, or such responsible person or party as may be appointed, shall be referred to hereinafter in this Section as the "Liquidator." The Liquidator shall determine the fair market value of the Company's assets and cause an allocation of any increase in the value of the Company's assets among the Members in the manner in which Net Income is allocated pursuant to Section 6.1 hereof, and shall file all certificates or notices of the dissolution of the Company as required by law. The Liquidator shall be authorized to distribute the Company's assets in kind in whole or in part or to cause the sale of all or part of the Company's assets. Upon the complete liquidation and distribution of the Company property and assets, the Members shall cease to be Members of the Company, and the Liquidator shall execute, acknowledge and cause to be filed all certificates and notices required by law to terminate the Company.

(c)  Promptly following the complete liquidation and distribution of the Company property and assets, the Company accountants shall prepare, and the Liquidator shall furnish to each Member, a statement showing the manner in which the Company property and assets were liquidated and distributed.

9.3  Distribution. The net proceeds resulting from the liquidation of the assets of the Company shall be distributed in accordance with the following priorities:

    (a)  To the payment, to the extent required by any lender or creditor, of accrued expenses, debts, obligations and liabilities of the Company; and
    (b)  To the setting up of any reserve which the Members deem necessary to provide for any contingent or unforeseen liabilities or obligations of the Company; provided, however, that at the expiration of such period of time as the Members may deem advisable, the balance of such reserve shall be distributed in the manner hereinafter set forth in this Section;
          (c)  To the Members to repay any loans or advances made by them to the Company; and
            (d)  The balance shall be distributed to the Members in accordance with Section 5.1.

Exhibit F

ARTICLE X

GENERAL PROVISIONS

10.1  Entire Agreement. This Agreement contains the entire understanding between the parties. There are no representations, agreements or understandings, oral or written, relating to the subject matter hereof or the transactions by which the Members have acquired their interests in the Company which are not fully expressed herein.

10.2  Interpretation. This Agreement and the rights and liabilities of the parties hereunder shall be construed under the laws of the State of New Jersey, including the New Jersey Limited Liability Company Act, as amended from time to time.

10.3  Binding Effect. This Agreement shall extend to and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives and, to the extent that any assignment shall have been made pursuant to the terms hereof, their assigns.

10.4  Titles and Headings. Article and Section headings and titles in this Agreement are for convenience of reference only, and shall not control or alter the meaning of this Agreement as set forth in the text.

ARTICLE XI

CERTAIN DEFINED TERMS

11.1  Defined Terms. As used herein, the following terms shall have the following meanings:

(a)  "Available Cash" shall mean all cash receipts of the Company less cash expenditures, the amount of cash set aside for reserves, and not including loan proceeds or contributions to the Company.
         (b)  "Bankruptcy" shall mean, as to a specified person, its filing of a petition in bankruptcy, a filing of such a petition against it which is not dismissed within one hundred and twenty (120) days, its making of a general assignment for the benefit of creditors, its consenting to an appointment of a receiver for a substantial part of its property, a court appointment of such a receiver which is not vacated or stayed within one hundred and twenty (120) days, or the sequestration by a court of competent jurisdiction of substantially all of its assets.
          (c)  "Code" shall mean the United States Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and any corresponding provisions of subsequent law.
   (d)  "Investment Managing Member" shall mean the person selected by the Managing Member pursuant to Section 7.1(c) hereof.
 (e)  "Net Income and Net Losses" shall mean the net income and net losses of the Company as determined by the accountant employed by the Company at the close of each fiscal year and reported on the Company information tax return filed for Federal income tax purposes.
         (f)  "Person" shall mean any individual, general partnership, limited partnership, corporation, joint venture, trust, business trust, cooperative, association or governmental agency or subdivision thereof and the heirs, executors, administrators, successors and assigns thereof, where the context so admits.

           (g)  "Quarterly Income Allocation" shall have the meaning set forth in Section 7.1(c).

Exhibit F

IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the day and year first above written.

WITNESS:      Members

___________________________   _/s/Kenneth Silverman___
                 Kenneth Silverman

By:_/s/ Britany Silverman_

Britany Silverman

By:  /s/Blake Silverman___

Blake Silverman

By:_/s/Stuart M. Gladstone_
Stuart M. Gladstone

By:_/s/ Lawrence B. Seidman_
Lawrence B. Seidman

Exhibit G

LAWRENCE B. SEIDMAN, ESQ.
Lanidex Executive Center
100 Misty Lane
P. O. Box 5430
Parsippany, NJ 07054
(973) 560-1400, X108
Fax (973) 781-0876
August 31, 2005

Michael M. Mandelbaum, Esq.
Mandelbaum & Mandelbaum
80 Main Street
West Orange, NJ 07052

Dear Michael:

The following are the terms and conditions in reference to the investment account for the purchase of publicly traded bank and thrift stocks. This agreement supersedes all prior agreements:

    1. A brokerage account will be opened at Bear Stearns Securities Corp. in the name of Broad Park Investors, L.L.C.

    2. The account will be a discretionary account with Larry Seidman having a revocable Power of Attorney to buy and sell stock in said account, provided all funds deposited into the account are for Broad Park Investors, L.L.C. and all stock purchased in the account is in the name of Broad Park Investors, L.L.C.

    3. Only shares of publicly traded bank and thrift stocks may be purchased.

    4. Broad Park Investors, L.L.C. shall have the right to terminate the relationship on August 31, 2007 or in the event of a breach by Larry Seidman of this Agreement.

    5. Upon such termination, my discretion shall be terminated automatically.

    6. My compensation shall be 1/4 of 1% of the value of the assets in the account computed as of the last day of each calendar quarter, but not to exceed $17,500 per quarter. An incentive fee will be paid me equal to 20% of the net profits earned in the account as of the termination date whether same shall be the two year anniversary date or later if agreed to between the parties. 100% of all funds shall go to Broad Park Investors, L.L.C. until 100% of the capital is returned, and then the division shall be 80% to Broad Park Investors, L.L.C. and 20% to Larry Seidman.

    7. Net profits shall be defined to be the amount earned in the account.

Exhibit G

    8. I shall have the sole right to vote the shares in the account until termination of my Power of Attorney.

    9. In the event any portion of this agreement is not in compliance with law, then Broad Park Investors, L.L.C. shall have the sole right to terminate this letter, and an accounting shall be done based upon the above quoted administrative fee and profit participation to the date of the termination.

    10. This Agreement shall be effective as of August 31, 2005.

                        Very truly yours,

/ss/ Lawrence B. Seidman
------------------------------------
                        LAWRENCE B. SEIDMAN

AGREED AND ACCEPTED:

BROAD PARK INVESTORS, L.L.C.

/ss/ Michael Mandelbaum
-----------------------------------------------
By: Michael Mandelbaum, Manager

Exhibit G
FIRST AMENDMENT TO
OPERATING AGREEMENT
OF
BROAD PARK INVESTORS, L.L.C

This First Amendment to Operating Agreement dated as of August 31, 2005 by and among the parties who are Members in Broad Park Investors, L.L.C.

STATEMENT OF FACTS

By execution of that certain Operating Agreement (the “Original Agreement”) for Broad Park Investors L.L.C. (the “LLC”) dated December 17, 1997, the LLC was formed. The Original Agreement is hereinafter referred to as the “Agreement”. The Members have agreed to amend the Agreement on the terms and conditions set forth below.

NOW, THEREFORE, the parties hereto hereby agree as follows:
1. All terms used in this Amendment and not defined herein shall be as defined in the Agreement.

2. The Management Term shall mean a term of two (2) years commencing as of the date hereof.

    3. A Member who shall have been a Member for at least eight full Fiscal Quarters shall have the right, as of the end of any Fiscal Year, or at other times at the discretion of the Manager to withdraw all or a portion of the amount of his/her Capital Account, so long as the Manager receives written notice of the intended withdrawal not less than ninety (90) days prior to the withdrawal, stating the amount to be withdrawn. In no event, however, shall a Member be permitted to withdraw any amounts from his Capital Account in excess of the positive balance of his Capital Account. If the amount of a Member’s withdrawal represents less than seventy-five percent (75%) of the Member’s Capital Account, the Member will receive the proceeds of the withdrawal within thirty (30) days after the date of withdrawal. If the amount of a Member’s withdrawal represents seventy-five percent (75%) or more of the Member’s Capital Account, the Member will receive seventy-five percent (75%) of his Capital Account within thirty (30) days after the date of withdrawal and the remainder of the amount withdrawn within ten (10) days after the Partnership has received the quarterly financial statements from its independent certified public accountants. If a Member requests withdrawal of capital, which would reduce his/her Capital Account below the amount of his/her initial Capital Contribution, the Manager may treat such request as a request for withdrawal of all such Member’s Capital Account. The distribution of any amount withdrawn by a Member may take the form of cash and/or marketable securities as determined by the Investment Manager in his sole discretion. A Member who requests a withdrawal shall be subject to a charge determined by the Manager in his sole discretion, to cover the costs related to such transaction.

Exhibit G

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment as of the day and year first above written.

/ss/ David Mandelbaum

  David Mandelbaum, Manager

/ss/ Michael Mandelbaum

Michael Mandelbaum, Manager; Trustee for “The David
Mandelbaum  1998 Grandchildren Trust”, Member

/ss/ Ronald Targan

Ronald Targan, Trustee for  “The David Mandelbaum
1998 Grandchildren Trust”, Member

The undersigned, as Investment Manager, is executing this First Amendment to evidence its acknowledgment and agreement to the terms and conditions set forth above.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman

Exhibit G
LAWRENCE B. SEIDMAN, ESQ.
Lanidex Executive Center
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
Fax (973) 781-0876
April 19, 2006

Michael M. Mandelbaum, Esq.
Mandelbaum & Mandelbaum
80 Main Street
West Orange, NJ 07052

Dear Michael:

As agreed, the management fee limit contained in paragraph number six (6) of the Letter Agreement is hereby deleted and the paragraph shall now read as follows:

6. My compensation shall be 1/4 of 1% of the value of the assets in the account computed as of the last day of each calendar quarter. An incentive fee will be paid me equal to 20% of the net profits earned in the account as of the termination date whether same shall be the two year anniversary date or later if agreed to between the parties. 100% of all funds shall go to Broad Park Investors, L.L.C. until 100% of the capital is returned, and then the division shall be 80% to Broad Park Investors, L.L.C. and 20% to Larry Seidman.

                                     Very truly yours,

                 /ss/ Lawrence B. Seidman
                              LAWRENCE B. SEIDMAN

AGREED AND ACCEPTED:

BROAD PARK INVESTORS, L.L.C.

/ss/ Michael Mandelbaum
-----------------------------------
By: Michael Mandelbaum, Manager

Exhibit H

LAWRENCE B. SEIDMAN
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
Fax: (973) 781-0876
September 25, 2009

Mr. Stephen M. Duff
Treasurer
Ninth Floor Corporation
c/o The Clark Estates
One Rockefeller Plaza
New York, New York 10020

Dear Mr. Duff:

The following are the terms and conditions in reference to the investment account for the purchase of publicly traded bank and thrift stocks. This agreement supersedes all prior agreements:

1. A brokerage account will be opened at JPMorgan Clearing Corp. Corp. in the name ofCBPS, LLC.

2. The account will be a discretionary account with Lawrence Seidman having a revocable Power of Attorney to buy and sell stock (long only, with no leverage) in said account, provided all funds deposited into the account are for CBPS, LLC, and all stock purchased in the account is in the name of CBPS, LLC.

3. Only shares of publicly traded bank and thrift stocks may be purchased (long only).

4. No derivatives may be purchased or sold in the account.

5. CBPS, LLC shall have the right to terminate the relationoship on September 25, 2011 or in the event of a breach by Lawrence Seidman of this agreement.

6. Upon such termination, my discretion shall be terminated automatically.

7. My compensation shal be 1/4 of 1% of the value of the assets in the account computed as of the last day of each calendar quarter. I shall have the right to authorize the distribution of said compensation from the account. An incentive fee will be paid me equal to 20% of the net profits earned in the account as of the termination date whether same shall be the two year and one month anniversary date or later if agreed to between the parties. One-hundred (100%) of all funds shall go to CBPS, LLC until 100% of the capital is returned, and then the division shall be 80% to CBPS, LLC and 20% to Veteri Place Corporation, a New Jersey Corporation.

8. Net profits shall be defined to be the amount earned in the account includingcapital appreciation, dividends and interest.

9. I shall have the sole right to vote the shares in the account until termination of my Power of Attorney.

Exhibit H

10. In the event any portion of this agreement is not in compliance with law, then CBPS, LLC shall have the sole right to terminate this letter, and an accountingshall be done based upon the above quoted administrative fee and profit participationto the date of the termination.

11. This Agreement shall be effective as of September 25, 2009.

Very truly yours,

/ss/ LAWRENCE B. SEIDMAN

AGREED AND ACCEPTED:

/ss/ Stephen M. Duff

Exhibit I

LAWRENCE B. SEIDMAN
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
 (973) 781-0876 Fax
December 29, 2009

Dear David Brownlee:

     The following are the terms and conditions in reference to the investment account for the purchase of publicly traded bank and thrift stocks.  This agreement supersedes all prior agreements:

1. A brokerage account will be opened at JPMorgan Clearing Corp. in the name of
2514 Multi-Strategy Fund, LP.  2514 Multi-Strategy Fund, LP shall commit to fund the account with no less than $2,000,000 by no later than December 31, 2009 with an initial contribution of no less than $1,050,000.

2. The account will be a discretionary account with Lawrence Seidman having a revocable Power of Attorney to buy and sell stock, issue checks, in said account, provided all funds deposited into the account are for 2514 Multi-Strategy Fund, LP, and all stock purchased in the account is in the name of 2514 Multi-Strategy Fund, LP, and all funds disbursed are for the account of 2514 Multi-Strategy Fund, LP.

3. Shares of publicly traded bank and thrift stocks will principally be purchased for the account.

4. 2514 Multi-Strategy Fund, LP shall have the right to terminate the relationship and receive a return on the initial capital two years and one month from the date the respective capital contribution is invested by 2514 Multi-Strategy Fund, LP or in the event of a breach by Lawrence Seidman of this Agreement.

5. Upon such termination, my discretion shall be terminated automatically.

6.  My compensation  shall be 1/4 of 1% of the  value of the  assets in the  account computed as of the last day of each calendar quarter.  An incentive fee will be paid me equal to 20% of the net profits earned in the account as of the termination date whether same shall be the two year and one month anniversary date or later if agreed to between the parties.  Partial distribution shall be permitted of the 20% incentive fee after the initial two year and one month period.  100% of all funds shall go to 2514 Multi-Strategy Fund, LP until 100% of the capital is returned, and then the division shall be 80% to 2514 Multi-Strategy Fund, LP and 20% to Veteri Place Corporation.

7.  Net profits shall be defined to be the amount earned in the account including capital appreciation, dividends and interest.

        8. I shall have the sole right to vote the shares in the account until termination of my Power of Attorney.

Exhibit I

9. In the event any portion of this agreement is not in compliance with law, then 2514 Multi-Strategy Fund, LP shall have the sole right to terminate this letter, and an accounting shall be done based  upon the  above  quoted administrative fee and profit participation to the date of the termination.

10.  This Agreement shall be effective as of January 1, 2010.

                                                                                    Very truly yours,

                                                                                   /ss/ LAWRENCE B. SEIDMAN

AGREED AND ACCEPTED:

By: /ss/David Brownlee

Exhibit J

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such Statement and all amendments to such statement is made on behalf of each of them.

In addition the undersigned hereby appoints Lawrence B. Seidman as Attorney-in-Fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on December 14, 2010

/ss/Lawrence B. Seidman
---------------------------------
Lawrence B. Seidman, Manager, Seidman and Associates, LLC

/ss/Lawrence B. Seidman
------------------------------
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, LP

/ss/Lawrence B. Seidman
------------------------------
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, LP

/ss/Lawrence B. Seidman
------------------------------
Lawrence B. Seidman, Investment Manager, LSBK06-08, LLC

/ss/Lawrence B. Seidman
------------------------------
Lawrence B. Seidman, Investment Manager, Broad Park Investors, LLC

/ss/Lawrence B. Seidman
------------------------------
Lawrence B. Seidman, Investments Manager, CBPS, LLC

/ss/Lawrence B. Seidman
------------------------------
Lawrence B. Seidman, Investments Manager, 2514 Multi-Strategy Fund, LP

/ss/Lawrence B. Seidman
------------------------------
Lawrence B. Seidman, Individually